# NVIDIA®

## LETTER TO OUR STOCKHOLDERS

## NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

## REPORT ON FORM 10-K

Fiscal year 2006 was a milestone year for NVIDIA. As we headed into the year, our goal was to extend our leadership position in GPUs and MCPs, continue to proliferate the NVIDIA® SLI™ technology platform with ever-increasing support from the entire PC ecosystem, expand our market footprint into consumer electronics and mobile devices, and drive gross margin beyond historical levels.

For the year, NVIDIA achieved record revenue of $2.4 billion and increased net income 202 percent year-over-year. Our business grew 29 percent, reflecting the growth investments we've been making. The successful execution and delivery of many market-leading products and platform-changing initiatives, combined with our intense focus on gross margin improvement, led to our highest total net income in the Company's history. Gross margin in our last fiscal fourth quarter surpassed 40 percent, increasing 1,260 basis points from our low point only nine quarters ago, and we recorded our seventh consecutive year of profitability since going public in 1999. We have made many fundamental investments and operational enhancements in our business. By doing so, we believe we have built a new and sustainable financial model for the graphics industry to follow.

We continue to invest aggressively in our future. We reorganized into businesses focused on the PC, workstation, mobile device, and consumer electronics markets. We are now building products for some of the largest and fastest growing market segments, which we estimate will represent over $30 billion in annual market opportunities within the next five years. Total employee headcount grew to 2,700 in fiscal 2006, an increase from 2,200 a year ago.

We opened design centers in Russia, India, and China, which allows us to tap into the extraordinary talent in these countries. These centers will help us develop the sensibilities to build the products and industry initiatives these markets will want. Our acquisitions of Taiwan-based ULi Electronics and India-based Pace Soft Silicon provided an additional source of outstanding technology expertise.

Fiscal 2006 was indeed a milestone year for NVIDIA. Because of the growth initiatives that we set in motion, we are well-positioned for another strong year. Over the next fiscal year, NVIDIA will be propelled by several significant market dynamics, including the introduction of Microsoft® Windows Vista™, which will deliver a new user experience built on top of modern GPUs, including translucent "glass" effects, live compositing, and animation. This experience will be available only to users of machines that have sufficient GPU processing power. Next generation high-definition DVD will launch this year. Enabled by Blu-ray Disc® and the new H.264 video processing technology, consumers will enjoy beautiful high-definition movies that are six times the resolution of the seven-year-old DVD format. And, Sony will officially kick off the next era of computer entertainment this fall with the launch of the highly-anticipated PlayStation® 3. Fiscal 2007 will be exciting as 3D graphics and GPUs take our computing and entertainment experiences to new heights, and continue to expand their reach to an ever-increasing range of digital devices.

In closing, we would like to thank our customers, partners, and stockholders for their continued confidence. I would also like to thank the NVIDIA employees and their families around the world for their extraordinary talent, dedication, and commitment to the success of NVIDIA and our culture of innovation. I am very proud of the products we've built and the contributions we are making to advance the industry and the world.



Jen-Hsun Huang
Co-Founder, President and CEO
NVIDIA Corporation
May 2006

nVIDIA.

**NVIDIA CORPORATION**
**2701 San Tomas Expressway**
**Santa Clara, California 95050**

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**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**

**TO BE HELD ON JUNE 22, 2006**

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NVIDIA Corporation, a Delaware corporation.. The Annual Meeting will be held on Thursday, June 22, 2006 at 9:00 a.m. local time at our executive offices, 2701 San Tomas Expressway, Santa Clara, California, for the following purposes:

1. To elect two directors to hold office until the 2009 Annual Meeting of Stockholders.
2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 28, 2007.
3. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on April 24, 2006 are entitled to notice of, and to vote at the Annual Meeting or any adjournment or postponement thereof. For 10 days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available at our executive offices, 2701 San Tomas Expressway, Santa Clara, California. If you would like to view the stockholder list, please call our Stock Administration department at (408) 486-2000 to schedule an appointment.

Your vote is important. Whether or not you plan to attend the Annual Meeting, **PLEASE VOTE YOUR SHARES.** You may vote your shares over the telephone or Internet as instructed in the accompanying materials, or by returning a complete, dated and signed proxy card. If you plan to vote by proxy card, please do so as promptly as possible in order to ensure that we receive your vote. A postage pre-paid envelope is enclosed for your convenience. Please note that if your shares are held of record by a broker, bank or other nominee, and you wish to vote at the Annual Meeting, you must obtain a proxy card issued in your name from that broker, bank or other nominee.

We look forward to seeing you at the Annual Meeting.

By Order of the Board of Directors

David M. Shannon
*Secretary*

Santa Clara, California
May 12, 2006

Proxy

**NVIDIA CORPORATION**
**2701 San Tomas Expressway**
**Santa Clara, California 95050**

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# PROXY STATEMENT
# FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS
**JUNE 22, 2006**

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## QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

### Why am I receiving these materials?

You received this proxy statement and the enclosed proxy card because the Board of Directors of NVIDIA Corporation, or the Board, is soliciting your proxy to vote at the 2006 Annual Meeting of Stockholders, or the annual meeting. You are invited to attend the annual meeting, however, you do not need to attend the annual meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

We intend to mail this proxy statement and accompanying proxy card to all stockholders of record entitled to vote at the annual meeting on or about May 12, 2006.

### Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 24, 2006 will be entitled to vote at the annual meeting. On the record date, there were 352,230,576 shares of common stock outstanding and entitled to vote.

### Are the numbers in this proxy statement adjusted for the recent stock split?

All shares and prices reported in this proxy statement have been adjusted to reflect the two-for-one stock split that was effected on April 6, 2006 through the payment of a dividend of one share of common stock for every share of common stock outstanding as of the record date for the stock split of March 17, 2006.

### What is the difference between a stockholder of record and a "street name" or beneficial holder?

*Stockholder of Record.* If on April 24, 2006 your shares were registered directly in your name with Mellon Investor Services LLC, our transfer agent, then you are a stockholder of record.

*Beneficial Owner.* If on April 24, 2006 your shares were held in a stock brokerage account or by a bank or other nominee you are considered the beneficial owner of the shares, then your shares are held in "street name." If you are a beneficial owner, these proxy materials are being forwarded to you by your broker. As a beneficial owner, you have the right to direct your broker on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you will be unable to vote your shares in person at the annual meeting unless you request and obtain a valid proxy from your broker.



### What am I voting on?

There are two matters scheduled for a vote:

- the election of two directors; and
- the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 28, 2007.

In addition, you are entitled to vote on any other matters that are properly brought before the annual meeting.

**May I vote by proxy card, by telephone or over the Internet?**

*Stockholder of Record.* If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the annual meeting. Whether or not you plan to attend the annual meeting, we urge you to vote by proxy prior to the annual meeting to ensure your vote is counted. You may still attend the annual meeting and vote in person even if you have already voted by proxy.

By Proxy. To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

By Telephone. To vote by telephone, dial toll-free 1-866-540-5760 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 21, 2006 to be counted.

Over the Internet. To vote on the Internet, go to *http://www.proxyvoting.com/nvda* to complete an electronic proxy card. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 21, 2006 to be counted.

*Beneficial Owner*

If you hold shares in street name, your shares are registered in the name of your broker and you should have received a proxy card and Voting Instruction Form with these proxy materials from your broker rather than from NVIDIA. You should follow the Voting Instruction Form in order to instruct your broker to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Voting Instruction Form does not include telephone or Internet instructions, please complete and return your Voting Instruction Form by mail. To vote in person at the annual meeting, you must obtain a valid proxy from your broker.

**What is a broker non-vote?**

Brokers that hold shares of NVIDIA common stock in street name for a beneficial owner typically have the authority to vote on "routine" proposals, such as the two proposals to be voted on at the annual meeting, when the broker has not received instructions from a beneficial owner. However, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the issuance of NVIDIA common stock. If your NVIDIA common stock is held in street name, your broker will vote your shares on "non-routine" proposals only if you provide the broker with instructions on how to vote in accordance with the Voting Instruction Form forwarded to you by your broker.

**How are votes counted?**

Votes will be counted by the inspector of election appointed for the annual meeting, who will separately count "For" votes, "Against" votes, abstentions and broker non-votes. With regard to Proposal 1, the election of two members of our Board, you may withhold your vote for a particular nominee. The number of "withhold" votes will also be counted by the inspector of election. Shares not present at the meeting and shares voting "Abstain" will have no effect on the election of directors.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted "For" both of the Proposals. If any other matter is properly presented at the annual meeting, either Jen-Hsun Huang or Marvin D. Burkett as your proxy will vote your shares using his best judgment.

### May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the annual meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, attention: Secretary;
- you may attend the annual meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

### What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if at least a majority of the outstanding shares entitled to vote are represented at the annual meeting either in person or by proxy. On the record date, there were 352,230,576 shares of common stock outstanding and entitled to vote meaning that 176,115,289 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the annual meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the annual meeting may adjourn the annual meeting to another date.

### How many votes are needed to elect directors?

In March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Because the number of nominees properly nominated for the annual meeting is the same as the number of directors to be elected, the annual meeting is a non-contested election. Each nominee must be elected by a majority of the votes cast. If the number of votes "For" a nominee exceeds the number of votes "Withheld," then the nominee will be elected.

### How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm?

To be approved, Proposal 2, the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm, must receive a "For" vote by the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. If you do not vote, it will have no effect. Broker non-votes will also have no effect.



### How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for our second quarter ended July 30, 2006, which will be filed with the Securities and Exchange Commission, or SEC, in August 2006.

### Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

**What does it mean if I receive more than one proxy card?**

If you received more than one proxy card, your shares are registered in more than one name or are held in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one proxy card for each account or name, please contact your broker.

**What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?**

In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one annual report and proxy statement to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve environmental resources.

If you currently receive multiple copies of our proxy statement and annual report at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

**When are stockholder proposals due for next year's annual meeting?**

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 12, 2007 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050, Attention: Secretary. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2007 annual meeting, you must do so in writing following the above instructions by January 12, 2007.

## ELECTRONIC DELIVERY OF FUTURE COMMUNICATIONS

We are encouraging all of our stockholders, both beneficial owners and stockholders of record, to receive future financial and other communications from us by email. You can elect to receive an email that will provide you with an electronic link to future annual reports and proxy statements rather than receiving paper copies of these documents. Choosing to receive your proxy materials electronically will save us the cost of printing and mailing the documents to you. You can choose to receive future proxy materials electronically by visiting *www.icsdelivery.com/nvda*. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact NVIDIA Investor Relations and tell us otherwise. You may visit the investor relations section of our website *www.nvidia.com*, send an electronic mail message to *Finance-IR@nvidia.com* or contact NVIDIA Investor Relations by mail at 2701 San Tomas Expressway, Santa Clara, CA 95050.

## BOARD OF DIRECTORS AND COMMITTEE INFORMATION

### PROPOSAL 1

### ELECTION OF BOARD OF DIRECTORS AND COMMITTEES

Our Board is divided into three classes serving staggered three year terms. Mark A. Stevens is retiring from the Board upon the expiration of his term of service which will occur as of the date of the annual meeting. Immediately upon Mr. Stevens' retirement, the number of directors on our Board will be reduced from nine to eight and the class of directors to serve until the 2009 annual meeting will be reduced from three to two directors. We are very grateful for Mr. Stevens' 13 years of service to NVIDIA and thank him for his contributions. We will miss Mr. Stevens' participation on the Board.

You and the other stockholders will elect two directors to serve as directors until the 2009 annual meeting of stockholders. Mr. Coxe is currently a director of NVIDIA and was previously elected by the stockholders. Mr. Perry is currently a director of NVIDIA and was appointed to the Board in May 2005. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election to this class, and unanimously recommended that each nominee be submitted for election to the Board and our Board approved the recommendation at its meeting on March 2, 2006. If elected at the annual meeting, each of the nominees will serve until the 2009 annual meeting of stockholders and until his successor is duly elected and qualified, or until the director resigns or is removed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board. Alternatively, the Board may reduce the size of the Board. In accordance with our Bylaws, directors are elected if they receive more "For" votes than "Withheld" votes. Unless you instruct otherwise, your proxy will be voted **FOR** the election of these nominees.

This section contains information for each of the members of our Board as of the date of this proxy statement.

| Name | Position with NVIDIA | Age | Director Since | Expiration of Term |
|---|---|---|---|---|
| Tench Coxe | Director | 48 | June 1993 | 2006 |
| Mark L. Perry | Director | 50 | May 2005 | 2006 |
| Jen-Hsun Huang | Chief Executive Officer, President and Director | 43 | April 1993 | 2007 |
| James C. Gaither | Lead Director | 68 | December 1998 | 2007 |
| A. Brooke Seawell | Director | 58 | December 1997 | 2007 |
| Steven Chu, Ph.D. | Director | 58 | July 2004 | 2008 |
| Harvey C. Jones | Director | 53 | November 1993 | 2008 |
| William J. Miller | Director | 60 | November 1994 | 2008 |



#### Nominees for Election for a Three-year Term Expiring at Our 2009 Annual Meeting

***Tench Coxe*** is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

***Mark L. Perry*** currently serves as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company, reporting to the chief executive officer. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including General Counsel, Chief Financial Officer and most recently, Executive Vice President of Operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm Cooley Godward LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. Mr. Perry also serves as a member of the board of directors of Nuvelo, Inc., a biopharmaceutical company, and a privately-held biopharmaceutical company. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF DIRECTORS OF EACH NAMED NOMINEE.**

### Directors Continuing in Office until Our 2007 Annual Meeting

***James C. Gaither*** is a managing director of Sutter Hill Ventures, a venture capital investment firm. He is a retired partner of the law firm of Cooley Godward LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is vice chairman of the board of directors of The William and Flora Hewlett Foundation and Chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither currently serves on the board of directors of Levi Strauss & Company, a manufacturer and marketer of brand-name apparel. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

***Jen-Hsun Huang*** co-founded NVIDIA in April 1993 and has served as our President and Chief Executive Officer since that time. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

***A. Brooke Seawell*** has been a venture partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the board of directors of Informatica Corporation, a data integration software company, and several privately held companies. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

### Directors Continuing in Office until Our 2008 Annual Meeting

***Dr. Steven Chu*** has been the Director of the Lawrence Berkeley National Laboratory, a research laboratory of the Department of Energy managed by the University of California since August 2004. From 1987 to August 2004, Dr. Chu served as a Professor of Physics and Applied Physics at Stanford University. At Stanford, Dr. Chu served as Chair of the Physics Department from 1990 through 1993 and from 1999 through 2001. From 1983 to 1987, Dr. Chu served as the head of the Quantum Electronics Research Department at AT&T Bell Laboratories, the research division of AT&T Corp., a telecommunications company. In 1997, Dr. Chu, with two colleagues at National Institute of Standards and Technology and College de France, were awarded the Nobel Prize in physics for the development of methods to cool and trap atoms with laser light. Dr. Chu serves on the Board of Trustees of the University of Rochester and on the board of directors of The William and Flora Hewlett Foundation. Dr. Chu holds an A.B. degree in Mathematics and a B.S. degree in Physics from the University of Rochester and a Ph.D. in Physics from the University of California at Berkeley.

***Harvey C. Jones*** is the Chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of directors of Wind River Systems, Inc., an embedded software and services provider, and several privately-held companies. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

***William J. Miller*** has served as an independent board member for several companies and has been an occasional consultant to several technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, ViewSonic Corporation, a global provider of visual display technology products, and Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

**Independence of the Members of the Board of Directors**

Pursuant to our Corporate Governance Policies, our Board is required to affirmatively determine that a majority of our directors have no relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meets any other relevant qualification requirements imposed by the SEC and the NASDAQ Stock Market, or NASDAQ, the principal market on which our common stock is traded. The Board has determined, after considering all relevant facts and circumstances, that all of the Board members, other than Jen-Hsun Huang, our President and Chief Executive Officer, are "independent" as defined by the rules and regulations promulgated by the SEC and NASDAQ.

Additionally, all members of our Compensation Committee as well as our Nominating and Corporate Governance Committee are considered to be independent under the applicable NASDAQ listing standards.

**Audit Committee Financial Experts**

The Board has determined that each of Messrs. Miller, Seawell and Perry, members of our Audit Committee, satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" and that each is an independent director pursuant to the requirements of the Securities Exchange Act of 1934, or the Exchange Act, and applicable NASDAQ listing standards.

**Corporate Governance Policies of the Board of Directors**

In January 2004, the Board documented the governance practices followed by NVIDIA by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies set forth the practices the Board will follow with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. The Corporate Governance Policies were adopted by the Board to, among other things, reflect changes to the NASDAQ listing standards and rules promulgated by the SEC to implement provisions of the Sarbanes-Oxley Act of 2002. As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. Our Corporate Governance Policies may be viewed under Corporate Governance in the "Investor Relations" section of our website at www.nvidia.com.

Although we do not have a formal policy regarding attendance by members of the Board at our annual meetings, our practice is that in addition to Mr. Huang, one independent director will attend each annual meeting on behalf of all independent directors. Messrs. Huang and Gaither were present at our 2005 annual meeting.

**Majority Vote Standard**

As a part of our continuing process of enhancing corporate governance procedures and in order to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting. Our Bylaws now provide that in a non-contested election if the votes cast "For" an incumbent director do not exceed the number of votes "Withheld", such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the "Withheld" vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision as well as the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions.

**Lead Independent Director**

Mr. Gaither, the Chairman of our Nominating and Corporate Governance Committee, has been appointed the lead independent director of the Board and in that role Mr. Gaither presides over executive sessions of the Board. As discussed in our Corporate Governance Policies, Mr. Gaither works with the Chief Executive Officer to establish the agenda for executive sessions of the independent directors.

**Stockholder Communications with the Board of Directors**

Stockholders who wish to communicate with the Board or any of its members regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our Secretary, at our executive offices at 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications received by NVIDIA that are addressed to the attention of the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

**Nomination of Directors**

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors of NVIDIA, consistent with criteria approved by the Board, and recommends these candidates for election to the Board. In making its determinations, the Nominating and Corporate Governance Committee strives to select individuals as director nominees who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. The Nominating and Corporate Governance Committee will also consider any other factor which it deems relevant, including industry experience and diversity, in selecting individuals as director nominees.

Nominations of directors or other matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination on matters to be presented to the Board in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions in this proxy statement under the heading "Stockholder Communications with the Board." Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Since the beginning of fiscal 2006, the Nominating and Corporate Governance Committee has neither received any such stockholder nominations nor has it rejected a director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

### Code of Ethics

We have adopted a Worldwide Code of Ethics that applies to all our executive officers, directors and employees. In addition, we have adopted a Financial Team Code of Ethics that applies to our executive officers and directors and members of our finance, accounting and treasury departments. Both of the Worldwide Code of Ethics and the Financial Team Code of Ethics are available under Corporate Governance in the "Investor Relations" section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Ethics or the Financial Team Code of Ethics or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

### Board Meeting Information

The Board met five times during fiscal 2006, including a two day Board retreat. We expect each Board member to attend each meeting of the Board and the committees on which he serves. Each Board member attended 75% or more of the aggregate meetings of the Board and of the meetings of the committees on which he served, held during the period for which he was a director or committee member, respectively. If a Board member does not attend at least 75% of the meetings of the Board or the committees on which he serves, the vesting period of his annual stock option grants will be lengthened as is described more fully in the "Compensation of Directors" section of this proxy statement.

## COMMITTEES OF THE BOARD OF DIRECTORS

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of the committees operates under a written charter, which may be viewed under Corporate Governance in the "Investor Relations" section of our website at *www.nvidia.com*. The written charter of the Audit Committee is also attached to this proxy statement as Annex A.

| Committees and Current Membership | Number of Meetings Held During Fiscal 2006 and Committee Functions |
|---|---|
| **Audit**<br>William J. Miller*<br>Brooke Seawell<br>Mark L. Perry | Meetings: 8<br>• oversees our corporate accounting and financial reporting process;<br>• evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;<br>• determines and approves the engagement of the independent registered public accounting firm;<br>• determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;<br>• reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;<br>• confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;<br>• discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements;<br>• reviews the financial statements to be included in our annual report; and<br>• establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by NVIDIA regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. |
| **Compensation**<br>Harvey C. Jones*<br>Tench Coxe<br>James Gaither<br>Mark A. Stevens# | Meetings: 8<br>• reviews and approves the overall compensation strategy and policies for NVIDIA;<br>• reviews and approves the compensation and other terms of employment of our chief executive officer;<br>• reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; and<br>• administers our stock option and purchase plans, variable compensation plans and other similar programs. |
| **Nominating and Corporate Governance**<br>James C. Gaither*<br>Tench Coxe<br>Harvey C. Jones<br>Steven Chu | Meetings: 3<br>• identifies, reviews and evaluates candidates to serve as directors of NVIDIA (consistent with criteria approved by the Board);<br>• recommends candidates for election to the Board;<br>• makes recommendations to the Board regarding the membership of the committees of the Board;<br>• assesses the performance of the Board; and<br>• reviews and assesses our corporate governance principles. |

* Committee Chairperson

\# The Compensation Committee will be reduced to three members when Mr. Stevens retires from the Board.

**COMPENSATION OF DIRECTORS**

Our directors who are also employees do not receive any fees or equity compensation for their service on the Board. In fiscal 2006, Mr. Huang was our only employee director.

Historically options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, as incorporated into our 1998 Equity Incentive Plan. Directors do not receive any cash compensation for their services as members of our Board, but are eligible for reimbursement for expenses incurred in attending Board and committee meetings in accordance with our policies.

In February and March 2006, the Compensation Committee undertook a review of the type and amount of compensation paid to our Board members in connection with their service on our Board and on the Board's committees. After receiving input from the Board members, consulting with management, consulting with a compensation consultant retained by the Compensation Committee and extensive deliberation among itself, the Compensation Committee recommended changes to non-employee director compensation for fiscal 2007. Upon the recommendation of the Compensation Committee, on March 28, 2006, the Board amended the Directors' Plan, to, among other things, reduce the number of shares issuable pursuant to each of the initial non-employee director stock option grant and the annual non-employee director stock option grant by 40%. The Directors' Plan was also amended to eliminate the annual option grant made to members of our Nominating and Corporate Governance Committee.

The Compensation Committee recommended and the Board agreed that we continue our historical approach of providing only stock options to our non-employee directors, and not cash compensation. Particularly in light of the delayed vesting of our annual board grants, we continue to believe that this approach best aligns the interests of our directors with those of our stockholders, in that directors are compensated only when the value of our stock increases.

The following table summarizes the compensation previously provided under the Directors' Plan for our non-employee directors for fiscal 2006, as well as compensation to be provided under the Directors' Plan, as amended, for fiscal 2007.

**NON-EMPLOYEE DIRECTOR COMPENSATION TABLE**

| Type of Compensation | Fiscal Year 2006 | Fiscal Year 2007 | Vesting |
|---|---|---|---|
| ***Cash*** | | | |
| Annual Cash Retainer | No | No | Not Applicable |
| Reimbursement of Expenses | Yes | Yes | Not Applicable |
| ***Equity*** | | | |
| Initial Board Option Grant | Option to Purchase 150,000 shares of common stock | Option to purchase 90,000 shares of common stock | Vests quarterly over a three year period |
| Annual Board Option Grant | Option to purchase 50,000 shares of common stock | Option to purchase 30,000 shares of common stock | Vests quarterly beginning on the second anniversary of the date of grant. Fully vested on the third anniversary of the date of grant* |
| Annual Committee Option Grant | Option to purchase 10,000 shares of common stock for serving on any committee of the Board* | Option to purchase 10,000 shares of common stock for serving on the Compensation or Audit Committee. No option will be granted for serving on the Nominating and Corporate Governance Committee | Vests in full on the one year anniversary of the date of grant* |

* Vesting is adjusted in certain instances as described below.

Proxy

The following are the principal terms of the Directors' Plan, as amended.

*Equity Compensation*

All option grants to non-employee directors are non-discretionary and will be made from shares available under our 1998 Equity Incentive Plan unless shares are otherwise available under the Directors' Plan. Please see "Change of Control Agreements" in this proxy statement for a discussion of the change of control provisions of options to purchase shares of our common stock.

*Initial Grants.* Initial stock option grants of 90,000 are automatically made to each non-employee director who is elected or appointed to our Board on the date of election or appointment.

*Annual Grants—Board Members.* On August 1st of each year, each non-employee director is automatically granted the stock option described above. Messrs. Coxe, Gaither, Jones, Miller, Seawell and Stevens and Dr. Chu each received an option to purchase 50,000 shares of our common stock at an exercise price of $13.53 per share on August 1, 2005.

*Annual Grants—Committee Members.* On August 1st of each year, each non-employee director who is a member of a committee of the Board is automatically granted the stock option described above. Beginning in fiscal year 2007, Board members will no longer receive a Committee grant for serving as a member of the Nominating and Corporate Governance Committee. Each of Messrs. Coxe, Gaither, Jones, Miller, Seawell and Stevens received an option to purchase 10,000 shares of our common stock at an exercise price of $13.53 per share on August 1, 2005.

*Annual Grants—Adjusted Vesting for Not Attending Meetings.* If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the Board during the year following the grant of an option, rather than vesting as described above, the Annual Grants will vest 30% upon the three-year anniversary of the grant date and 70% during the fourth year, such that the entire option will become fully vested on the four-year anniversary of the date of the grant. If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the committee on which they sit, rather than vesting as described above, their Committee Grant will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% during the fourth year. The foregoing adjusted vesting provisions have never been triggered.

*Annual Grants—Adjusted Vesting for Death or Disability.* If a non-employee director's service as a director terminates between the date of grant of the Annual Grant and the two-year anniversary of the date of grant of the Annual Grant due to disability or death, then the Annual Grant shall vest and become exercisable on a quarterly pro rata basis over a one year period beginning on the date of such death or disability. If a non-employee director's service as a committee member terminates between the date of grant of the Committee Grant and the one-year anniversary of the date of grant of the Committee Grant due to disability or death, then the Committee Grant shall vest and become exercisable on a monthly pro rata basis for each month served on the respective committee.

*Annual Grants—Pro-rata Adjustment.* If a non-employee director has not been serving on the Board or committee since a prior year's annual meeting, the number of shares granted will be reduced pro-rata for each full quarter prior to the date of grant during which such person did not serve in such capacity.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 10, 2006 as to shares of our common stock beneficially owned by:

- each director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules promulgated by the SEC and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable within 60 days of April 10, 2006. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

| Name and Address of Beneficial Owner | Shares Owned (1) | Shares Issuable Pursuant to Options Exercisable Within 60 days of April 10, 2006 | Total of Shares Beneficially Owned | Percent |
|---|---|---|---|---|
| **Directors and Executive Officers** | | | | |
| Jen-Hsun Huang | 16,893,674(2) | 5,568,496 | 22,462,170 | 6.3% |
| Marvin D. Burkett | 21,762 | 750,000 | 771,762 | * |
| Jeffrey D. Fisher | 347,528(3) | 518,771 | 866,299 | * |
| David M. Shannon | 23,520(4) | 446,750 | 470,270 | * |
| Daniel Vivoli | 253,928(5) | 250,000 | 503,928 | * |
| Steven Chu, Ph.D. | — | 87,500 | 87,500 | * |
| Tench Coxe | 1,864,940(6) | 617,500 | 2,482,440 | * |
| James C. Gaither | 118,270 | 537,500 | 655,770 | * |
| Harvey C. Jones | 1,950,608(7) | 437,500 | 2,388,108 | * |
| William J. Miller | 301,872(8) | 777,500 | 1,079,372 | * |
| Mark L. Perry | — | 50,000 | 50,000 | * |
| A. Brooke Seawell | 100,000(9) | 1,097,500 | 1,197,500 | * |
| **All directors and executive officers as a group** (13 persons) | 21,876,102(10) | 11,176,517 | 33,052,619 | 9.1% |
| **5% Stockholders** | | | | |
| FMR Corp.<br>Edward C. Johnson 3d<br>82 Devonshire Street<br>Boston, MA 02109 | 17,993,948(11) | — | 17,993,948 | 5.1% |

* Represents less than 1 percent of our common stock

(1) This table is based upon information provided to us by our officers and directors and upon information about principal stockholders known to us based on Schedules 13G filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 352,186,146 shares of our common stock outstanding as of April 10, 2006, adjusted as required by rules promulgated by the SEC.

(2) Includes 14,371,348 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust, and 1,507,326 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 14,371,348 shares held by the Huang Trust and

Proxy

1,507,326 shares held J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 272,730 shares of common stock held by the Fisher Family Trust, of which Mr. Fisher and his wife are trustees, and 72,000 shares held by Mr. Fisher and his wife, as custodian for their three minor children under the Uniform Gifts to Minors Act.

(4) Represents 23,520 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are the trustees.

(5) Includes 248,528 held by the Daniel F. Vivoli Trust of which Mr. Vivoli is the trustee.

(6) Includes 164,208 shares of common stock held in a retirement trust over which Mr. Coxe exercises voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Mr. Coxe shares pecuniary interest in 740,000 shares with other individuals pursuant to a contractual relationship. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in these shares. Also includes 421,308 shares held in the Coxe Revocable Trust, or Trust, of which Mr. Coxe and his wife are co-trustees. Mr. Coxe disclaims beneficial ownership in the shares held by Trust, except to the extent of his pecuniary interest in Trust.

(7) Includes 768,096 shares of common stock held in the Jones Living Trust of which Mr. Jones and his wife are the trustees and 47,840 shares owned by ACK Family Partners of which Mr. Jones and his wife are the general partners. As one of the general partners, Mr. Jones is deemed to beneficially own all of the shares owned by ACK Family Partners.

(8) Represents 301,872 shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees.

(9) Represents 100,000 shares held by the Seawell Revocable Trust of which Mr. Seawell is a trustee.

(10) Includes shares described in footnotes one through nine above.

(11) Based solely on a Schedule 13G/A jointly filed on February 14, 2006 by FMR Corp. and Edward C. Johnson 3d. The total represents 14,212,512 shares held by Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR Corp., 1,880,224 shares held by Fidelity Management Trust Company, or Fidelity Trust, a wholly-owned subsidiary of FMR Corp. and 1,901,212 shares held by Fidelity International Limited, or FIL. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity and the funds, each has sole power to dispose of the 14,212,512 shares held by Fidelity and the funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by Fidelity and the funds, which power resides with Fidelity's and the funds' Board of Trustees. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Trust, each has sole dispositive power over 1,880,224 shares, sole power to vote or to direct the voting of 1,586,224 shares and no power to direct the voting of 294,000 shares. Members of the Edward C. Johnson 3d family, through their ownership of approximately 49% of the voting power of FMR Corp. and the execution of a shareholders' voting agreement, may be deemed under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. FMR Corp. and FIL are separate and independent corporate entities, and FMR Corp. made the Schedule 13G/A filing voluntarily reflecting that all of the shares were beneficially owned by FMR Corp. and FIL on a joint basis.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 29, 2006, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

## AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

### REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

*The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

The Audit Committee operates under a written charter adopted by the Board of Directors in May 2000, as most recently amended and restated in April 2003. A copy of the Audit Committee Charter may be found on the Company's website at www.nvidia.com under Corporate Governance in the "Investor Relations" section and is attached as Annex A to this proxy statement. The members of the Audit Committee are William Miller, A. Brooke Seawell and Mark L. Perry, each of whom meets the independence standards established by NASDAQ and is an audit committee financial expert as defined in the applicable rules and regulations promulgated pursuant to the Securities Exchange Act of 1934.

As is more fully described in its charter, the Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, the Company's independent registered public accounting firm for fiscal 2006, was responsible for performing an independent audit of the consolidated financial statements in accordance with GAAP and issuing a report thereon and of its internal control over financial reporting as of January 29, 2006. Their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable accounting standards. It is the Audit Committee's responsibility to oversee these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm, including the approval of audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and in accordance with GAAP, or to assess the Company's internal control over financial reporting. The Audit Committee relies, without independent verification, on the information provided by NVIDIA and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of the independent registered public accounting firm that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2006 and the Company's internal control over financial reporting with management and PwC. Specifically, the Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as well as the auditors' independence from management and NVIDIA, including the matters in the written disclosures and the letter from the independent registered public accounting firm received by the Audit Committee in accordance with the requirements of the Independence Standards Board

Standard No. 1. The Audit Committee has also considered whether the provision of certain permitted non-audit services by the PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the annual report for fiscal 2006.

AUDIT COMMITTEE

William J. Miller, Chairman
A. Brooke Seawell
Mark L. Perry

### FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PricewaterhouseCoopers LLP, or PwC, for fiscal 2005 and fiscal 2006 for audit, tax and other professional services during the fiscal year and by KPMG LLP, our independent registered public accounting firm, for a portion of fiscal 2005:

| | 2005(1) | 2005(2) | 2006 |
|---|---|---|---|
| AUDIT FEES (3): | $ 39,700 | $1,733,600 | $1,706,460 |
| AUDIT-RELATED FEES (4): | — | — | 500,650 |
| TAX FEES (5): | 101,568 | 176,368 | 233,092 |
| ALL OTHER FEES (6): | 31,350 | 1,500 | 13,158 |
| TOTAL FEES | $172,618 | $1,911,468 | $2,453,360 |

All of the fiscal 2006 fees described above paid to PwC were pre-approved by the Audit Committee or Mr. Miller through the authority granted to him by the Audit Committee which is described below. All of the fiscal 2005 fees described above paid to PwC were pre-approved by the Audit Committee with the exception of a $1,500 payment to PwC related to the use of an accounting regulatory database.

(1) Fee information for services rendered by KPMG from January 26, 2004 through March 22, 2005.

(2) Fees paid to PwC from April 2005 through the audit for fiscal 2005.

(3) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, as mandated by the Sarbanes Oxley Act of 2002, reviews of our quarterly financial statements, including our annual report, and include fees for SEC registration statements and consents, and consultation on accounting standards or transactions.

(4) Audit-related fees primarily consist of fees for statutory audits for fiscal 2005 and fiscal 2006 as well as other audit-related services.

(5) Tax services fees consist of tax compliance and consultation services.

(6) All other fees consist of fees for products or services other than those included above.

**Pre-Approval Policies and Procedures**

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to William Miller, the Chairman of the Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Miller then communicates such pre-approval to the full Audit Committee at its next meeting.

## PROPOSAL 2

## RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2007

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 28, 2007. Stockholder ratification of the Audit Committee's selection of PwC is not required by our Bylaws or any other governing documents or laws. However, we are submitting the selection of PwC to our stockholders for ratification as a matter of good corporate practice. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if they determine that such a change would be in the best interests of NVIDIA and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this Proposal has been approved.

NVIDIA expects that a representative of PwC will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

### Changes in Independent Registered Public Accounting Firm during Fiscal 2005

KPMG LLP, or KPMG, served as our independent auditors from April 1995 to March 2004. In March 2004, the Audit Committee requested proposals from Deloitte & Touche LLP, Ernst & Young LLP, PwC and KPMG, with regard to the audit engagement for fiscal 2005.

After a careful evaluation of each of the proposals, the Audit Committee determined to dismiss KPMG and to engage PwC as our independent auditors for our fiscal year ending January 30, 2005. On April 26, 2004, we filed a Current Report on Form 8-K disclosing that KPMG was dismissed as our independent auditors and was replaced by PwC. KPMG did not provide a report on our consolidated financial statements for the fiscal years ending January 30, 2005 or January 29, 2006.

During the completed fiscal year ended January 25, 2004 and through the subsequent interim period preceding the dismissal of KPMG, there were no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. During the completed fiscal year ended January 25, 2004 and through the subsequent interim period preceding the dismissal of KPMG, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to Section 229.304(a)(1)(v) of Regulation S-K. The term "reportable event" means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

## EXECUTIVE COMPENSATION AND RELATED INFORMATION

### REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

*The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

**Introduction**

The Board of Directors has delegated the power and authority to review, modify and approve compensation policies and practices and to administer the Company's equity plans to the Compensation Committee, or Committee. Messrs. Jones (Chairman), Coxe, Gaither, and Stevens, all non-employee directors, comprise the Committee. The Committee reviews its determinations regarding executive compensation with all of the non-employee directors. The Board did not reject or modify any of the recommendations of the Committee in fiscal 2006.

The Committee met eight times during fiscal 2006. Each Committee meeting typically lasted for several hours and each of the members of the Committee was actively engaged in a review of the materials presented to them. In making compensation decisions, the Committee acts deliberately, discusses alternative courses of action, and asks for additional information from management and the compensation consulting firm, as necessary.

**Compensation Philosophy and Objectives**

The Committee believes that the total compensation package for the Company's executive officers and other employees should:

- be consistent with the Company's performance-driven culture;
- provide a means for NVIDIA to attract, retain and reward top-performing executives and world-class employees who will contribute to the long-term success of NVIDIA in a competitive and rapidly changing technology environment;
- in the case of an executive officer, be driven primarily by the executive officer's scope of responsibility, actual and anticipated contributions, performance criteria and industry benchmarks;
- focus the executive officers, including the chief executive officer and the Company's employees, on the Company's business objectives; and
- align the financial interests of the executive officers and the Company's employees with those of the stockholders.

The Committee uses annual compensation, long-term compensation and benefit programs to achieve its compensation objectives for executive officers. Annual compensation is comprised of base salary and variable cash compensation, while long-term compensation is generally comprised of stock options. Other benefits include participation in the Company's 1998 Employee Stock Purchase Plan, or ESPP, and other personal benefit programs that are available to all NVIDIA employees. The Committee believes these compensation programs are competitive with comparable technology companies; provide the basis for the Company to attract and retain qualified executive officers; and link the interests of executive officers together with those of the Company's stockholders.

**Compensation Actions and Compensation Programs**

The Committee annually establishes the compensation programs for the chief executive officer and executive officers in a multi-step process. At the beginning of the fiscal year, the Committee first makes decisions regarding the payment of variable compensation for the preceding fiscal year's performance. The

Committee then discusses and sets executive officer base salary and variable compensation payment targets for that fiscal year as well as makes stock option grants.

In setting executive officer compensation for fiscal 2006, among other things, the Committee used the Radford Executive Survey to review the compensation strategies of comparable companies. Characteristics taken into account in determining comparable companies include industry group, geographic location, revenue levels, market capitalization and financial performance. The Committee has also engaged a national compensation consulting firm to provide data and analysis concerning the Company's compensation practices and those of comparable semiconductor and other leading technology companies and to work with the Committee to properly analyze and use third party data. The Company's Human Resources Department also supports the Committee in its work by helping to compile third party data and to extensively analyze the Company's own employee levels and compensation practices. The Committee is mindful of the limitations of compensation survey data and such information is used as one of many factors in establishing compensation levels.

**Annual Compensation**

Annual compensation is comprised of both base salary and variable compensation. The Committee's executive compensation philosophy is pay for performance meaning that the Committee is conservative as to base salary increases while emphasizing variable compensation. It is the Committee's goal to set the combination of base salary and variable compensation for each executive officer such that the total target cash compensation is at a level that is consistent with comparable individuals at comparable semiconductor and other leading technology companies with which NVIDIA competes for talent.

*Base Salary.* When setting base salaries for executive officers, the Committee primarily considers an executive officer's past performance as well as the executive officer's expected future contributions and the scope of the executive officer's position. The Committee then compares the base salary amount with the base salaries at comparable companies. The Committee annually reviews base salaries for all of the Company's executive officers with the chief executive officer but reviews the chief executive officer's compensation in executive session.

*Variable Compensation.* Executive officers are eligible to earn additional cash compensation through the Company's variable compensation plan. The goal of the variable compensation plan is to further focus the executive officers on specific corporate and individual objectives. The variable compensation plan links cash compensation directly to the Company's performance and encourages the executive officers to make significant contributions to the Company's results. The Committee derives the corporate objectives from the Company's Board-approved operating plan with input from Mr. Huang. Individual performance compensation targets are set by the Committee after reviewing an individual's scope of responsibility, anticipated contributions, performance criteria and any promotions. Thereafter, the Committee benchmarks these targets against those of similar companies with data received through the annual survey and through information and analysis provided by the compensation consulting firm. As an individual's responsibilities increase, the Committee seeks to have a greater relative amount of the individual's annual cash compensation tied to performance thereby increasing the amount of cash compensation the individual has "at risk" in any given year.



The Fiscal Year 2006 Variable Compensation Plan, or the 2006 Plan, was established by the Committee in May 2005. Under the 2006 Plan, fifty percent (50%) of an executive officer's potential variable cash compensation was allocated to the achievement of corporate objectives and fifty percent (50%) was allocated to the achievement of individual objectives. The NVIDIA performance criteria for each executive officer were based on objectives set by the Committee based on recommendations by the chief executive officer. The Committee set the individual objectives in the case of the chief executive officer.

NVIDIA achieved total revenues and net income in fiscal 2006 of $2.4 billion and $302.6 million, increases of 18% and 202%, respectively, compared to $2.0 billion and $100.4 million in fiscal 2005. Based on the Company's achievements, the corporate objective portion of the 2006 Plan resulted in total payments of

$1.4 million to the executive officers. Based on the achievement of individual objectives, the individual objective portion of the 2006 Plan resulted in total payments of $1.2 million to the executive officers.

In March 2006, the Committee adopted the Fiscal Year 2007 Variable Compensation Plan, or 2007 Plan, which is substantially similar to the 2006 Plan.

### Long-term Compensation

*Equity Compensation.* Equity compensation, which the Committee considers to be long term compensation, is an integral component of the Company's efforts to attract and retain exceptional executives, senior management and world-class employees. The Committee believes that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation as stock options are only valuable to the employee if the value of the Company's common stock increases after the date of grant.

While equity compensation is an important part of the overall compensation policy, the Committee carefully monitors the potentially dilutive impact of stock option grants and other equity compensation awarded to employees. Additionally, the Committee takes the expense of stock option grants and its potential impact on the Company's financial results into consideration when reviewing equity compensation. Accordingly, the Committee's objective is to maximize stockholders' value by granting only the appropriate level of options or other equity compensation based on individual and Company performance and growth outlook. In fiscal 2006, the Committee was able to achieve its objectives while simultaneously reducing the net annual dilution rate (defined as net new options granted during a fiscal year as a percentage of outstanding common stock at year-end).

Management makes an annual recommendation to the Committee regarding the overall company-wide stock option pool for the fiscal year. In developing the recommendation, the Company considers growth in employment, competitive practices, expectations regarding average grant size and number of employees eligible to receive stock option grants, impact on dilution and the expense associated with the grant of stock options. For fiscal 2006, the Committee established a net dilution target from new stock option grants of 3.5-4.0% which included grants to all executive officers and grants to the Board members. In fiscal 2006, the actual net dilution rate was 4.0%, which includes grants to new hires resulting from merger and acquisition activity that were not included in the original fiscal 2006 target range. The option grant levels in fiscal 2006 also reflect the increase in the total number of employees from 2,101 to 2,737, an increase of 30%.

After reviewing the factors discussed above, the Committee has set a target of 3.0-3.5% net annual dilution for fiscal 2007 even though the Company anticipates continuing to grow and increase headcount during fiscal 2007. The Company may not exceed the target without the prior consent of the Committee. The Committee expects this dilution target to vary in future periods based on a variety of factors, including the Company's growth rate, industry and market conditions, the competitive environment and accounting and regulatory developments. The fiscal 2007 target does not include any grants that may result from mergers and acquisitions.

Grants under the Company's 1998 Equity Incentive Plan are made at the closing price of the Company's common stock as reported on NASDAQ for the last market-trading day prior to the date of grant. In determining the size of a grant to an executive officer, the Committee takes into consideration individual performance, job level and expected future performance. The Committee reviews equity compensation data of comparable companies, accounting based metrics and a subjective analysis of the value and possible appreciation of a stock option when valuing stock option grants.

NVIDIA stock option programs are broad-based, and in fiscal 2006, options to purchase shares of common stock were issued to approximately 81% of its employees. The chief executive officer and the named executive officers received option grants to purchase approximately 6.9% of the total shares subject to options granted to employees under the NVIDIA equity plans.

In fiscal 2005, the Committee established a policy to encourage equity ownership by executive officers, reflecting the practices historically followed by the Company's executive officers. We believe such equity ownership directly aligns the risk profile of the Company's executive officers with that of the stockholders. Stock ownership by executive officers is disclosed above under "Security Ownership of Certain Beneficial Owners and Management."

### Other Compensation Components

*Employee Stock Purchase Program.* Executive officers are eligible to participate in the ESPP which is generally available to all full time employees with the exception of Mr. Huang. The ESPP allows participants to purchase NVIDIA stock at a discounted price. Individual participation by the executive officers is at the individual's discretion but is subject to IRS limitations and may not exceed the lower of ten percent of the executive officer's annual salary or $25,000 in market value (based on the market value of NVIDIA common stock at the time the employee is granted the right to purchase the common stock) of NVIDIA stock in any calendar year.

*Personal Benefits.* NVIDIA seeks to maintain an egalitarian culture in its facilities and operations. NVIDIA does not offer any personal benefits or perquisites to its executive officers that are not available to all NVIDIA employees. There are no outstanding loans of any kind to any executive officer, and since 2002, federal law and the Company's Worldwide Code of Ethics has prohibited loans to executive officers by the Company. NVIDIA expects its officers to be role models under its Worldwide Code of Ethics, which are applicable to all employees, and executive officers are not entitled to operate under lesser standards.

### Review of all Components of Compensation

The Committee did a holistic review of all elements of each executive officer's compensation when setting fiscal 2007 compensation. The tally sheet the Committee used to accomplish its review included current and past base salaries, variable compensation payouts for the previous fiscal year and the value and amount of outstanding stock options. The Committee determined that the total compensation program for fiscal 2007 for the chief executive officer and the other executive officers is appropriate. The Committee has committed to review tally sheets on at least an annual basis.

### Chief Executive Officer Compensation

A process similar to that discussed above for executive officers is used to determine compensation for Jen-Hsun Huang, the Company's President and Chief Executive Officer.

*Fiscal 2006.* Following review of compensation paid to chief executive officers of other comparable semiconductor and technology companies in March 2006, the Committee analyzed Mr. Huang's base and variable compensation in light of the scope of the Company's operations and Mr. Huang's contributions and potential contributions. The Committee approved an increase in base compensation for Mr. Huang for fiscal 2006 from $400,000 to $500,000 and a total variable compensation target for Mr. Huang of $1,000,000 for fiscal 2006, an increase of $200,000 from the level of $800,000 in fiscal 2005. Prior to this increase, Mr. Huang's base compensation had not increased since fiscal 2001 and his potential variable compensation level had not increased since fiscal 2003. Since fiscal 2000, the Company's annual revenues had grown from approximately $374.5 million to approximately $2.0 billion for fiscal 2005. Mr. Huang's individual targets were set by the Committee during the first quarter of fiscal 2006. Mr. Huang's corporate objective was the same as that for the other executive officers.

In March 2006, the Committee reviewed Mr. Huang's performance for fiscal 2006. As discussed above, the Committee concluded that the corporate objectives under the 2006 Plan had been exceeded and Mr. Huang was paid a total of $646,230 under this portion of the 2006 Plan, equal to 130% of his target amount. The Committee also determined that Mr. Huang more than satisfied his individual objectives and awarded him variable cash compensation in the amount of $600,000, equal to 120% of his target amount. When evaluating Mr. Huang's performance against his objectives, the Committee took into account the complexity of running and expanding the business, new product releases, the Company's competitive position, the Company's revenue and gross margin achievements and the process established for improving financial performance, the Company's international activities, the structuring of the Company's business units and the management and development of officers and other managers. The variable compensation for fiscal 2006 was paid to Mr. Huang during the first quarter of the Company's fiscal 2007.

The Committee also reviewed Mr. Huang's equity compensation and determined that increasing Mr. Huang's long-term incentive was appropriate. The Committee awarded Mr. Huang a stock option grant to purchase 300,000 shares of the Company's common stock at an exercise price of $28.735 a share, which was equal to the closing price of the Company's common stock as reported by NASDAQ for the last market-trading day prior to the date of grant. The stock option granted to Mr. Huang will not begin to vest until 2010, the year that his other outstanding stock option grants become fully vested.

*Fiscal 2007.* In March 2006, the Committee analyzed Mr. Huang's base and target variable compensation for fiscal 2007 in light of the scope of the Company's operations, Mr. Huang's contributions and potential contributions, and data provided by the compensation consulting firm with respect to comparable companies. The Committee determined that Mr. Huang's base salary would remain unchanged at $500,000. After reviewing the potential benefit to the Company's stockholders in the event that Mr. Huang achieves all of his individual objectives and the corporate objectives are met or exceeded, the Committee set Mr. Huang's total variable compensation target for Mr. Huang at $1,250,000 for fiscal 2007, an increase of $250,000 from the level of $1,000,000 in fiscal 2006. The Committee believes that Mr. Huang's variable compensation is consistent with the detailed performance objectives that Mr. Huang and the Company have to achieve. The Committee further believes that Mr. Huang's total compensation is comparable to that of chief executive officers at comparable companies.

The Committee intends to continue to monitor Mr. Huang's compensation level in light of his performance and to a lesser degree the compensation levels of executives at comparable companies.

### Federal Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1,000,000 on the amount of compensation that NVIDIA may deduct in any one year with respect to its chief executive officer and each of its next four most highly compensated executive officers. Certain performance-based compensation within the meaning of Section 162(m) is not subject to the deduction limit. To maintain flexibility in compensating the chief executive officer and the executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible. The Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with the best interests of the Company and its stockholders.

COMPENSATION COMMITTEE

Harvey C. Jones, Chairman
Tench Coxe
James C. Gaither
Mark A. Stevens*

---

* Mr. Stevens became a member of the Committee in May 2005 after compensation for fiscal 2006, including the terms of the 2006 Plan, had already been established by the Committee. Mr. Stevens did participate in the discussions regarding the payment of variable compensation for fiscal 2006 performance and setting compensation for fiscal 2007.

## Compensation Committee Interlocks and Insider Participation

For the fiscal year ended January 29, 2006, the Compensation Committee consisted of Messrs. Coxe, Gaither, Jones and Stevens. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. Each of our directors, except for Dr. Chu and Mr. Perry, has purchased and holds NVIDIA common stock.

# EXECUTIVE COMPENSATION

## Summary Compensation Table

The following table presents summary information for the fiscal years ended January 25, 2004, January 30, 2005 and January 29, 2006 concerning the compensation earned by our chief executive officer and the other four most highly compensated executive officers at January 29, 2006. These individuals in the table below are referred to as the named executive officers.

| | | Annual Compensation | | Long Term Compensation Awards |
|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary ($) | Variable Cash Compensation/ Bonus ($)(1) | Stock Options (In shares) (#)(2) |
| Jen-Hsun Huang | 2006 | $516,513 | $1,246,980(3) | 500,000 |
| President and Chief Executive Officer | 2005 | 400,000 | 480,000 | 400,000 |
| | 2004 | 400,000 | 412,000 | 400,000 |
| Marvin D. Burkett | 2006 | 355,574 | 405,026 | 200,000 |
| Chief Financial Officer | 2005 | 300,000 | 180,000 | 180,000 |
| | 2004 | 300,000 | 386,780 | — |
| Jeffrey D. Fisher | 2006 | 301,154 | 306,370 | 120,000 |
| Senior Vice President, GPU Business Unit | 2005 | 300,000 | 150,000 | 160,000 |
| | 2004 | 300,000 | 193,280 | 140,000 |
| David M. Shannon | 2006 | 304,805 | 299,058 | 140,000 |
| Senior Vice President, General Counsel and Secretary | 2005 | 250,000 | 120,000 | 120,000 |
| | 2004 | 250,000 | 140,711 | — |
| Daniel F. Vivoli | 2006 | 275,133 | 219,246 | 140,000 |
| Senior Vice President, Marketing | 2005 | 240,000 | 100,000 | 120,000 |
| | 2004 | 240,000 | 140,711 | 140,000 |

(1) Amounts included in this column for fiscal 2005 and fiscal 2006 were amounts paid to the named executive officers as variable cash compensation for the achievement of corporate and personal objectives during fiscal 2005 and fiscal 2006, as applicable. Variable cash compensation earned during fiscal 2005 was paid to the named executive officers in the first quarter of fiscal 2006 and for fiscal 2006 in the first quarter of fiscal 2007 and is included in the table above for the fiscal year in which the variable compensation was earned.

(2) Any value actually realized by an executive officer from an option grant depends solely upon increases in the trading price of NVIDIA common stock.

(3) Includes a $750 award for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO.

## STOCK OPTION GRANTS AND EXERCISES

### Option Grants in Fiscal 2006

We grant options to purchase shares of our common stock to our named executive officers under our 1998 Equity Incentive Plan, or the 1998 Plan. As of April 10, 2006, options to purchase a total of 69,481,222 shares were outstanding under the 1998 Plan and options to purchase 4,697,585 shares remained available for grant under the 1998 Plan. The following table presents each stock option grant during fiscal 2006 to each of the named executive officers. The exercise price of each option was equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant with the exception of an option to purchase 100,000 shares which was granted to Mr. Huang at a premium of $2.29 on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

All shares listed in the following table under the heading "Number of Securities Underlying Options Granted" are subject to vesting. The stock subject to the options to purchase an aggregate of 500,000 shares granted to Mr. Huang vests in equal quarterly installments over a one-year period commencing on May 15, 2009 and the options each have a seven year term. The shares subject to the options granted to Messrs. Burkett, Fisher, Shannon and Vivoli vest as to 33.3% of the shares two years and three months after the date of grant and as to the remaining 66.6% of the shares subject to the option vest in equal quarterly installments over a nine month period. These options will be fully vested on the third anniversary of the date of grant. The option grants to Messrs. Burkett, Fisher, Shannon and Vivoli have six year terms. All of our stock options are subject to earlier termination if the optionee's service with us ceases.

The following table also presents the potential aggregate increase in market capitalization of NVIDIA based upon the 342,954,912 outstanding shares of common stock as of January 29, 2006. The potential realizable value is calculated based on the applicable term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by: multiplying the number of shares of common stock subject to a given option by the exercise price per share; assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and subtracting from that result the aggregate option exercise price.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted (#) | Percent of Total Options Granted to Employees in Fiscal Year (%)(1) | Exercise Price Per Share ($) | Expiration Date | 5% ($) | 10% ($) |
| Jen-Hsun Huang | 400,000 | 2.5% | $12.71 | 05/16/12 | $2,069,699 | $4,823,278 |
| | 100,000 | 0.6 | 15.00 | 05/16/12 | 288,425(2) | 976,819(2) |
| Marvin D. Burkett | 200,000 | 1.3 | 12.71 | 05/16/11 | 864,523 | 1,961,308 |
| Jeffrey D. Fisher | 120,000 | 0.8 | 12.71 | 05/16/11 | 518,714 | 1,176,785 |
| David M. Shannon | 140,000 | 0.9 | 12.71 | 05/16/11 | 605,167 | 1,372,916 |
| Daniel F. Vivoli | 140,000 | 0.9 | 12.71 | 05/16/11 | 605,167 | 1,372,916 |
| Price per share resulting from annual stock appreciation rates of 5% and 10% over the 7 year period, commencing at $23.125 per share, the closing price of our stock on NASDAQ on the last trading day of our fiscal year. | | | | | $32.54 per share | $45.06 per share |
| Total increase in the market value of NVIDIA resulting from annual stock appreciation rates of 5% and 10% over the seven year period, commencing at $7.9 billion, the market value on the last trading day of our fiscal year. | | | | | $3.3 billion | $7.6 billion |

(1) Percentages are based on an aggregate of 15,857,786 options granted to our employees under all of our equity incentive plans during fiscal 2006.

(2) The potential realizable value at 5% and 10% appreciation on the option to purchase 100,000 shares granted to Mr. Huang is based on appreciation from the fair market value on the date of grant of $12.71 per share, and then subtracting out the aggregate option exercise price based on $15.00 per share.

## Aggregated Option Exercises in Fiscal 2006 and Option Values at January 29, 2006

The following table presents the aggregate option exercises during fiscal 2006, as well as the number and value of securities underlying unexercised options that are held by each named executive officer as of January 29, 2006.

Amounts shown under the heading "Value Realized" are based on the fair market value of our common stock on the exercise date as reported on NASDAQ, less the aggregate exercise price.

Amounts shown under the column "Value of Unexercised In-the-Money Options at January 29, 2006" are based on a price of $23.125 per share, which was the closing price of our common stock on NASDAQ on January 27, 2006, the last trading day of fiscal 2006, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. The exercise price of each option was equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant and, therefore, the value of unexercised in-the-money options is derived from the increase in the price of our common stock from the exercise price.

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at January 29, 2006 | | Value of Unexercised In-the-Money Options at January 29, 2006 | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable ($) | Unexercisable ($) |
| Jen-Hsun Huang | 1,179,504 | $14,705,175 | 5,728,496 | 1,750,000 | $99,195,908 | $17,419,500 |
| Marvin D. Burkett | 0 | 0 | 650,000 | 530,000 | 11,950,250 | 6,641,650 |
| Jeffrey D. Fisher | 156,000 | 2,364,750 | 547,938 | 292,502 | 9,528,728 | 3,289,895 |
| David M. Shannon | 22,000 | 188,320 | 415,500 | 322,500 | 7,308,645 | 3,758,075 |
| Daniel F. Vivoli | 112,200 | 1,002,203 | 277,900 | 282,500 | 3,455,087 | 3,198,025 |

### CHANGE OF CONTROL AGREEMENTS

*1998 Equity Incentive Plan and 2000 Nonstatutory Equity Incentive Plan.* If we sell substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change in control, all outstanding awards under the 1998 Plan and the 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change of control.

Proxy

### Equity Compensation Plan Information

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance for each of our equity compensation plans as of January 29, 2006 are summarized as follows:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 76,338,487 | $9.48(3) | 47,055,627 |
| Equity compensation plans not approved by security holders (2) | 11,620,000 | $9.59(3) | 21,191,780 |
| Total | 87,958,487 | $9.50(3) | 68,247,407 |

(1) This row includes our 1998 Plan, 1998 Non-Employee Directors' Stock Option Plan and 1998 Employee Stock Purchase Plan.

(2) This row includes our 2000 Plan.

(3) Represents the weighted average exercise price of outstanding stock options only.

### 2000 Nonstatutory Equity Incentive Plan

*General.* The 2000 Plan provides for the grant of nonstatutory stock options to employees and directors of, and consultants to, NVIDIA or affiliates of NVIDIA. As of January 29, 2006, under the 2000 Plan there were 32,811,780 shares of common stock authorized for issuance, of which 11,620,000 shares are subject to outstanding stock option grants and 21,191,780 shares are available for future grant and issuance. Under the terms of the 2000 Plan, the number of available shares may increase in the future as a result of cancellations or expirations of granted options or the repurchase of unvested restricted stock and stock bonuses. The 2000 Plan will expire upon the earlier of its termination by our Board or when there are no more shares available for issuance under the 2000 Plan. The 2000 Plan is administered by the Compensation Committee. However, the Board may also administer the 2000 Plan.

*Terms of Stock Awards.* The terms and price of nonstatutory stock options, stock bonuses and rights to purchase restricted stock granted under the 2000 Plan are set forth in each optionee's option agreement. The term of such nonstatutory stock options is either six or 10 years. Grants made after May 8, 2003 have six year terms, unless determined otherwise by the Compensation Committee or the Board. Until April 2004, initial options granted to new employees would vest over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting each quarter over the subsequent three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning in April 2004, new employees' initial options vest over a three-year period on a quarterly basis and accordingly, the size of the initial grants was reduced by an average of 25% for fiscal 2005. Grants to existing employees in recognition of performance will also vest over a three-year period; however, the option will not begin vesting until the second anniversary of the date of grant, after which time the option will vest in quarterly increments over the remaining one-year period. The size of grants was also reduced by an average of 25% for fiscal 2005. In the future, stock options may have the same or different vesting terms. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death.

## OTHER INFORMATION

### PERFORMANCE MEASUREMENT COMPARISON

*This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

The following graph shows a comparison, since January 26, 2001, of cumulative total return for NVIDIA common stock, the S & P 500 Index and the S & P 500 Semiconductors Index. Total return is based on historical results and is not intended to indicate future performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
AMONG NVIDIA CORPORATION, THE S & P 500 INDEX
AND THE S & P SEMICONDUCTORS INDEX



DOLLARS
300
250
200
150
100
50
0
1/01
1/02
1/03
1/04
1/05
1/06
NVIDIA CORPORATION
S&P 500
S&P 50 SEMICONDUCTORS


---

* $100 invested on January 26, 2001 in NVIDIA common stock or on January 31, 2001 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. NVIDIA results calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index calculated on month-end basis.

## CERTAIN TRANSACTIONS

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our Bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above entitled "Change of Control Agreements" for a description of the terms of our 1998 Plan and 2000 Plan related to a change of control of NVIDIA.

## OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

David M. Shannon
*Secretary*

May 12, 2006

**A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 29, 2006 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDER MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 29, 2006 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K FOR THE ANNUAL REPORT IF SPECIFICALLY REQUESTED IN WRITING.**

**NVIDIA CORPORATION**
**Charter of the Audit Committee of the Board of Directors**
**Adopted May 2000**
**Amended May 2001**
**Amended April 2002**
**Amended and Restated April 13, 2003**

## I. Purpose

The Audit Committee (the "***Audit Committee***") is appointed by the Board of Directors (the "***Board***") of NVIDIA Corporation, a Delaware corporation (the "***Company***"), to act on behalf of the Company's Board in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and reporting practices and the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the certified public accountants engaged as the Company's independent outside auditors (the "***Auditors***").

The policy of the Audit Committee in discharging these obligations shall be to maintain and foster an open avenue of communication between the Audit Committee, Internal Auditors and the Auditors and the Company's financial management. The Committee shall also provide oversight in connection with legal and ethical compliance programs as established by financial management and the Board. The operation of the Audit Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

## II. Composition and Meetings

**A. Composition.** Audit Committee members shall meet the independence and experience requirements of the Nasdaq National Market ("***Nasdaq***") applicable to audit committee members as in effect from time to time when and as required by Nasdaq. The Audit Committee shall be comprised of at least three directors as determined by the Board, none of whom shall be an employee and each of whom shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with applicable Nasdaq requirements. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. The Chairman of the Audit Committee shall have accounting or related financial management expertise, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. To the extent mandated by the requirements of Nasdaq, at least one member of the Committee shall be a "financial expert" within the meaning of such requirements. Audit Committee members shall be appointed by the Board.

**B. Meetings.** The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee should meet privately in executive session at least annually with management, the Auditors, the Director of Internal Audit or other members of the Company's Internal Audit Department (the "***Internal Auditors***") and as a Committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should communicate with management and the Auditors quarterly to review the Company's financial statements and significant findings based upon the Auditors' limited review procedures.

**C. Minutes and Reports.** Minutes of each meeting of the Audit Committee shall be kept and distributed to each member of the Audit Committee, members of the Board who are not members of the Audit Committee and the Secretary of the Company. The Chairperson of the Audit Committee shall report to the Board from time to time, or whenever so requested by the Board.

## III. Authority

The operation of the Audit Committee shall be subject to the provisions of the Bylaws of the Company, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law. The Audit Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Audit Committee to discharge his or her responsibilities hereunder. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the Auditors, the Company's legal counsel, as well as any officer or employee of the organization. The Audit Committee shall have authority to retain, at the Company's expense, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Audit Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or Internal Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Audit Committee or meet with any member of the Audit Committee or any of its special legal, accounting or other advisors and consultants.

## IV. Responsibilities and Duties

The primary responsibility of the Audit Committee shall be to oversee the Company's financial reporting process (including direct oversight of the Auditors) on behalf of the Board and to report the results of these activities to the Board. The Audit Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Audit Committee's purpose and policy, the Audit Committee shall be charged with the following functions and processes, with the understanding, however, that the Audit Committee may supplement or deviate from these activities as appropriate under the circumstances:

### Review Procedures

**1.** Review and assess the adequacy of this Charter at least annually in accordance with Nasdaq regulations. Submit the Charter or any recommendations of proposed changes to the Board for approval and have the document published at least every three years in accordance with Securities and Exchange Commission regulations.

**2.** Review, upon completion of the annual audit, the financial statements to be included in the Company's Annual Report on Form 10-K and any internal controls report. Review should include oversight of the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), the nature of significant risks and exposures, any audit adjustments noted or proposed by the Auditors (whether "passed" or implemented in the financial statements), the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Audit Committee by the Auditors under Statement on Auditing Standards No. 61.

**3.** In consultation with the management, the Internal Auditors and the Auditors, review Company's guidelines and policies with respect to risk assessment, risk management and internal financial and disclosure controls.

**4.** Review with management, the Internal Auditors and the Auditors the effect of regulatory and accounting initiatives as well as any off-balance sheet structures on the Company's financial statements.

**5.** Discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements and earnings press releases, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Audit Committee by the Auditors under Statement on Auditing Standards No. 61 or other applicable standards. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of this discussion.

**6.** Review periodically, either individually or as a Committee and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and

Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the Securities and Exchange Commission.

**7.** Review with management, the Internal Auditors and the Auditors significant issues that arise regarding accounting principles and financial statement presentation, including the adoption of new, or material changes to existing, critical accounting policies or to the application of those policies, the potential effect of alternative accounting policies available under GAAP, the potential impact of regulatory and accounting initiatives, any off-balance sheet structures and any other significant reporting issues and judgments.

INDEPENDENT AND INTERNAL AUDITORS

**8.** The Auditors are ultimately accountable to the Audit Committee and Board as representatives of the Company's stockholders. The Audit Committee shall review the independence and performance of the Auditors and annually select the Auditors or approve any discharge of Auditors when circumstances warrant.

**9.** Review and determine the engagement of the Auditors, including the scope of and plans for the audit, the adequacy of staffing and the compensation to be paid to the Auditors.

**10.** Review and approve the retention of Auditors to perform any proposed permissible non-audit services, including the compensation to be paid therefor, authority for which may be delegated to one or more Audit Committee members, provided that to the extent provided by law all approvals of non-audit services pursuant to this delegated authority be presented to the full Audit Committee at its next meeting.

**11.** Monitor the rotation of the partners of the Auditors on the Company's audit engagement team as required by applicable law and to consider periodically and, if deemed appropriate, adopt a policy regarding rotation of auditing firms.

**12.** On an annual basis, receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company consistent with Independence Standards Board Standard No. 1 (including ensuring receipt from the Auditor of a formal written statement delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard 1), consider and discuss with the Auditors any disclosed relationships or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

**13.** Review the audit plans of the Internal Auditors, discuss scope, staffing, compensation, locations, reliance upon management and general audit approach and any significant reports prepared by the internal auditing department as well as management's responses, approve the hiring and dismissal of the Director of Internal Audit, approve and review periodically the Internal Audit Department's Charter to ensure that the function has guidelines that allow it to operate effectively, and ensure that the Director of Internal Audit (and those reporting to the Director of Internal Audit on internal audit matters) has access to the Company's records as necessary to permit the function to operate effectively.

**14.** Consider the Auditors' judgments about the quality and appropriateness of the Company's staffing and accounting principles as applied in its financial reporting.

**15.** Recommend to the Board guidelines for the Company's hiring of employees of the Auditors who were engaged on the Company's account.

**16.** Review with the Auditors any management or internal control letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter.

**17.** Consider and review with management, the Internal Auditors and Auditors, outside counsel, as appropriate, and, in the judgment of the Audit Committee, such special counsel, separate accounting firm and other consultants and advisors as the Audit Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

**18.** To review with the Auditors and management, and ultimately to resolve, any conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies.

**19.** Confer with the senior management of the Company regarding any deficiencies of internal accounting and financial reporting and disclosure controls.

**20.** Meet periodically in separate sessions with the Auditors and senior management to discuss any matters that the Audit Committee, the Auditors or senior management believe should be discussed privately with the Audit Committee; periodically, to meet privately with the Director of Internal Audit.

**LEGAL COMPLIANCE**

**21.** Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters as required by applicable law and as deemed appropriate.

**22.** Investigate any matter brought to the attention of the Audit Committee within the scope of its duties if, in the judgment of the Audit Committee, such investigation is necessary or appropriate. The Chair of the Audit Committee may represent the entire Audit Committee in making such determination.

**OTHER RESPONSIBILITIES**

**23.** Annually prepare a report to stockholders as required by the Securities and Exchange Commission. The report is to be included in the Company's proxy statement.

**24.** Perform any other activities consistent with this Charter, the Company's Bylaws, and governing law, as the Audit Committee or the Board deems necessary or appropriate.

**25.** Report to the Board with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or such other matters as the Audit Committee deems appropriate from time to time or whenever it shall be called upon to do so.

**26.** Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

**27.** Perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

**28.** The Committee shall review, discuss and assess at least annually its own performance as well as the Committee's role and responsibilities as outlined in this Charter. The Committee shall submit any suggested changes to the Board for its consideration.

**MANAGEMENT RESPONSIBILITIES**

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Audit Committee, nor shall it be the Audit Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to generally accepted accounting principles or otherwise comply with applicable laws.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended January 29, 2006**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 0-23985**

NVIDIA®

# NVIDIA CORPORATION
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **94-3177549** |
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |

**2701 San Tomas Expressway**
**Santa Clara, California 95050**
**(408) 486-2000**
**(Address, including zip code, and telephone number, including area code, of principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**
None

**Securities registered pursuant to Section 12(g) of the Act:**
Common stock, $.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 29, 2005 was approximately $4,226,770,945 (based on the closing sales price of the registrant's common stock on July 29, 2005). Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of July 29, 2005. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of common stock outstanding as of March 3, 2006 was 174,485,396.

## DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference portions of its Proxy Statement for its 2006 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by May 29, 2006.

**NVIDIA CORPORATION**

**TABLE OF CONTENTS**

## PART I

## ITEM 1. BUSINESS

### Forward-Looking Statements

*When used in this Annual Report on Form 10-K, the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements including, but not limited to, our corporate strategy, our anticipated growth and areas of growth, our fastest growing businesses, factors contributing to growth, international expansion, the features, benefits, capabilities, performance, production and availability of our technology and products, focus on development of cost effective architectures, development of new products, demand for graphics processors in new product areas, product life cycles, average selling prices, the importance of design wins, employees, ability to attract and retain qualified personnel, market share, research and development, backlog, seasonality, gross margin, revenue, sources of revenue and revenue mix, expenditures and expenditure mix, including capital expenditures, areas of increased expenditures, cash flow and cash balances, liquidity, uses of cash, investments of our cash and marketable securities, tax rates, quarterly and annual results of operations, foreign currency risk strategy, critical accounting policies, the impact of recent accounting pronouncements, inventories, our relationship with and the development of a graphics processing unit, or GPU, for Sony Computer Entertainment and the royalties to that GPU, HD and Blu-ray video, use of our products by Apple Computer, Inc., Windows Vista, the importance and benefits of strategic relationships, customer demand, our reliance on a limited number of customers, platform innovations and solutions, stock option grants and our employee stock purchase plan, expensing of stock based compensation, our stock repurchase program, our competitors, expectations regarding competition, our competitive position, factors affecting competition, payment of dividends, sufficiency of our facilities, our intellectual property and intellectual property strategy, litigation and settlement of litigation, internal control over financial reporting, and compliance with environmental laws and regulations. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, delays in the development or release of new products, delays in volume production of our products, loss of market share for our GPU Business, changes in customer demands, slower than anticipated adoption of new technology, slower than anticipated growth of new markets, delays in the release of Windows Vista, changes to Windows Vista before its commercial release, our inability to compete in new markets, the write-down or write-off of inventory, reduction in demand for or market acceptance of our products or technologies, manufacturing defects, software bugs, competitive pricing pressure, release of new products by our competitors, disruptions in our strategic relationships such as with our key suppliers, insufficient manufacturing availability, reliance on third parties to manufacture and test our products, fluctuations in general economic conditions, international and political conditions, the loss of an important customer, our ability to safeguard our intellectual property, developments in and expenses related to litigation, developments in litigation settlements and the matters set forth in this Annual Report on Form 10-K. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.*

*In the sections of this Report entitled "Item 1. Business", "Item 1A. Risk Factors", "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities", "Item 6. Selected Financial Data", and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" all references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.*

*NVIDIA, GeForce, SLI, GoForce, NVIDIA Quadro, NVIDIA nForce, TurboCache, PureVideo and the NVIDIA logo are our trademarks or registered trademarks in the United States and other countries that are used in this document. We may also refer to trademarks of other corporations and organizations in this document.*

## Overview

*Our Company*

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: graphics processing units, or GPUs, media and communications processors, or MCPs, Handheld GPUs, and Consumer Electronics. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs and professional workstations; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft Corporation, or Microsoft, relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com.*

Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize NVIDIA digital media processors as a core component of their entertainment and business solutions. Our award-winning GPUs deliver superior performance and crisp visual quality for PC-based applications such as manufacturing, science, e-business, entertainment and education. Our critically-acclaimed MCPs perform highly demanding multimedia processing for secure broadband connectivity, communications and breakthrough audio functions. Our handheld GPUs deliver an advanced visual experience by accelerating graphics and video applications while implementing design techniques that result in high performance and low power consumption.

## Our Business

*GPU Business*

The combination of the programmable GPU with Microsoft's, DirectX 9.0 high-level shading language is known as DirectX 9.0 GPUs. The flexibility and power of DirectX 9 GPUs can enhance high-definition, or HD, digital video, image processing and editing for digital photographs, as well as bring a "cinematic look" to computer graphics. Technology and market leadership in this generation of GPUs continues to be a key element of our corporate strategy. The successful production launch of our GeForce 6800 and 6600 GPU series in fiscal 2005 led to our increase in market share from 21% to 67% of the Performance DirectX 9.0-compatible graphics controller segment, according to the Mercury Research Fourth Quarter 2003 and 2004 PC Graphics Reports, respectively. In fiscal 2006, our strategy was to extend our architectural and technology advantage by leading the industry with our second-generation GPU to support DirectX 9 Shader Model 3.0—the GeForce 7800 GPU. By successfully extending our leadership position in the performance segment with the production release of the GeForce 7800 in June 2005, we grew our market share from 67% to 79%, according to the Mercury Research Fourth Quarter 2004 and 2005 PC Graphics Reports, respectively. In January 2006, we launched and initiated sales of the GeForce 7300 GPU, our first mainstream version of the GeForce 7 Series. The GeForce 6 and 7 Series desktop and notebook GPUs are designed to be compatible with Microsoft's next generation operating system, Microsoft Windows Vista, or Vista, which is scheduled to be released in the second half of calendar 2006. Vista is expected to mark a dramatic improvement in the way the Windows operating system takes advantage of the PC's GPU to provide a positive user experience.

The NVIDIA Quadro brand has become the benchmark of performance and compatibility for the professional industry. During fiscal 2006, the growth in our Quadro professional workstation products was a reflection of the digital revolution sweeping nearly every industry, from industrial design, to industrial styling, to film, to HD broadcast, to medical imaging and many more. In the future, we expect the growth of our professional workstation products to be influenced by the demand for HD content creation, HD video editing and HD broadcast.

*MCP Business*

The NVIDIA nForce family of products represents our MCPs for Advanced Micro Devices, Inc., or AMD, and Intel Corporation, or Intel,-based desktop, notebook, professional workstations and servers. Our strategy for MCPs aligns with what we anticipate will drive growth such as multi-core, ever-increasing-speed networking and storage technologies, and integration of complex features such as virtualization, security processing, network processing and more. The In-Stat Trendy Chipset for the x86 Processor Report projects strong growth for PC chipsets through the end of this decade: from $7.6 billion in 2006 to over $10 billion in 2009. In September 2005, we introduced our first integrated graphics core logic solutions in more than two years, the GeForce 6100 Series GPU and NVIDIA nForce 400 Series MCP. We offer the industry's first and only integrated core logic to feature DirectX 9.0 and Shader Model 3.0 technology. We also offer PureVideo technology, a HD video processor designed to deliver a home theater-quality movie watching experience on PCs and media centers. NVIDIA is now the third largest core logic supplier in the world, according to the Mercury Research Fourth Quarter 2005 PC Graphics Report. We are the largest supplier of AMD 64 chipsets with 38% segment share. NVIDIA nForce MCP unit shipments for AMD64-based CPUs increased over 510% year-over year, based on the Mercury Research Fourth Quarter 2005 PC Processor Forecast Report.

*Handheld GPU Business*

Our strategy in our Handheld GPU Business is to lead innovation and capitalize on the emergence of the cellular phone as a versatile consumer lifestyle device. The hallmark of every device in the NVIDIA GoForce product family is to provide a high-performance, visually rich multimedia experience on cellular phones and handheld devices. These products deliver an advanced visual experience by accelerating graphics and video applications, and supporting the most demanded features and capabilities. GoForce handheld GPUs implement innovative design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption. GoForce products can be found in advanced multimedia cellular phones, PDAs, and other handheld devices.

*Consumer Electronics Business*

Our Consumer Electronics Business is composed of our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, the second quarter of fiscal 2006 was the last quarter during which we recognized revenue from the sale of our Xbox-related products to Microsoft.

## Our Products

We have four major product groups: GPUs, MCPs, Handheld GPUs, and Consumer Electronics. Each of our product lines is designed to provide the advanced processing of a combination of graphics, HD video, audio, communications, network security and storage. Our products are designed to support and deliver the maximum performance for the most current standards as determined by each industry segment, and to provide a comprehensive set of features that enhance the overall operation and compatibility of each platform they support.

***GPUs.*** Our GPU products support desktop PCs, notebook PCs and professional workstations. We have three major families of GPUs: GeForce, Go and NVIDIA Quadro.

*GeForce.* The GeForce family represents our desktop GPUs and includes the GeForce7, GeForce 6, GeForce FX and GeForce4 families. In March 2005, we introduced two new GeForce 6 GPUs: a 512MB version of the GeForce 6800 Ultra designed for the enthusiast segment, and a new lower-cost AGP version of the GeForce 6200 GPU, designed to bring DirectX 9.0 Shader Model 3.0 technology to the mainstream segment. Our most advanced GPU family is the GeForce 7 series. In June 2005, we launched and shipped our second generation Shader Model 3.0 GPU, the GeForce 7800 GTX, which is designed to address the high-end enthusiast desktop PC segment. In August 2005, we launched and shipped our second GeForce 7 GPU, the GeForce 7800 GT, which is designed to address the high-end performance desktop PC segment. In November 2005, we introduced and shipped the GeForce 7800 GTX 512 GPU, which contains over 302 million transistors and is the industry's only mainstream GPU to incorporate 64-bit high dynamic range, or HDR. The GeForce 7800 class of GPUs is designed for the enthusiast consumer segment. In November 2005, we introduced the GeForce 6800 GS GPU, which is designed for the mainstream segment. In January 2006, we launched and shipped the GeForce 7300 GS and GeForce 7300 LE GPUs, our first mainstream versions of the GeForce 7 Series. The GeForce 6600 and GeForce 6200, the GeForce FX 5200 and GeForce4 currently deliver a balance of performance and features for the mainstream desktop PC segments.

*GeForce Go and NVIDIA Quadro Go.* The GeForce Go and NVIDIA Quadro Go families represent our notebook GPUs and include the GeForce 7 Go, GeForce 6 Go, GeForce FX Go, GeForce4 Go, and NVIDIA QuadroFX Go GPUs. These GPUs are designed to deliver desktop graphics performance and features for multiple notebook configurations from desktop replacements, multimedia notebooks and thin-and-lights to notebook workstations. The GeForce Go products are designed to serve the needs of both professional and consumer users. The NVIDIA Quadro Go products are designed to serve the needs of workstation professionals in the area of product design and digital content creation. In February 2005, we introduced the GeForce Go 6600 and GeForce Go 6800 Ultra notebook GPUs, both of which are designed specifically to deliver advanced multimedia functionality without sacrificing portability. In September 2005, we launched and shipped the new GeForce Go 7800 GTX, the flagship of the NVIDIA notebook GPU product line. In January 2006, we introduced a complete family of notebook GPUs—the GeForce Go 7800, GeForce Go 7600 and GeForce Go 7400—all based on our second generation Shader Model 3.0 architecture and designed to deliver cutting-edge 3D, HD home theatre-quality video and advanced power management to the notebook segment.

*NVIDIA Quadro.* The NVIDIA Quadro branded products are designed to be robust, high-performance professional workstation solutions that are available for high-end, mid-range, entry-level and multi-display product lines. The NVIDIA Quadro family, which consists of the NVIDIA Quadro FX, NVIDIA Quadro4 and the NVIDIA Quadro NVS professional workstation processors are designed to meet the needs of a number of workstation applications such as industrial product design, digital content creation, non-linear video editing, scientific and medical visualization, general purpose business and financial trading. NVIDIA Quadro products are fully certified by several software developers for professional workstation applications, and are designed to deliver the graphics performance and precision required by professional applications. In July 2005, we introduced two new NVIDIA Quadro GPUs, the NVIDIA Quadro FX 4500 and the NVIDIA Quadro FX 3450, which are designed for the high-end and mainstream professional segments, respectively. Both products support our Scalable Link Interface, or SLI, technology. In October 2005, we announced that we are the exclusive provider of all graphics cards for the first peripheral component interconnect, or PCI, Express platform from Apple Computer, Inc., or Apple. In addition, the first ever Apple Power Mac will incorporate our Quadro Professional-class GPU.

***MCPs.*** Our MCP product family, known as NVIDIA nForce, supports desktop PCs, notebook PCs, professional workstations and servers.

*NVIDIA nForce.* The NVIDIA nForce family represents our MCPs for AMD and Intel-based desktop PCs, notebook PCs, professional workstations and servers and includes the NVIDIA nForce2, NVIDIA nForce3, NVIDIA nForce4, NVIDIA nForce Professional, GeForce 6100 Series GPUs and NVIDIA nForce 400 Series MCP motherboard solutions. We define an MCP as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host CPU. The NVIDIA nForce2 integrates a comprehensive set of multimedia capabilities, such as two-dimensional, or 2D, three-dimensional, or 3D, digital video disc, or DVD, HD television, or HDTV, Dolby Digital audio playback and fast broadband and networking communications. The NVIDIA nForce2 family is designed to be compatible with AMD's Sempron microprocessors. The NVIDIA nForce3 and NVIDIA nForce4 families are single-chip MCPs, designed to be compatible with AMD64 and Opteron 64-bit CPUs. The NVIDIA nForce3 products are designed to complement 64-bit CPUs and deliver innovative technologies for networking, storage and system performance. NVIDIA nForce4 products are designed to provide a combination of SLI technology and PCI Express support for Intel and AMD64 and Opteron-based platforms. In April 2005, we announced the availability of our NVIDIA nForce4 SLI Intel Edition MCP for Intel-based platforms. This line of core-logic solutions incorporates a host of new and innovative features that had never before been available on the Intel platform and extended the NVIDIA nForce brand into new segments. In June 2005, we made our SLI technology available to users in the mainstream segment with the release of our GeForce 6600 GPU. In August 2005, we announced that the NVIDIA nForce4 SLI X16 Intel Edition technology featured in the Dell Dimension XPS 600 desktop PC was immediately available. In September 2005, we introduced our first motherboard graphics solutions in more than two years, the GeForce 6100 Series GPU and NVIDIA nForce 400 Series MCP. We offer the industry's first and only integrated core logic to feature DirectX 9.0 and Shader Model 3.0 technology. In January 2006, we announced two new MCPs for the Intel platform, the NVIDIA nForce4 SLI XE and NVIDIA nForce4 Ultra, both of which provide the system-builder and do-it-yourself communities with two new lower cost discrete motherboard solutions for Intel PC platforms.

***Handheld GPUs.*** Our Handheld GPU product family, known as GoForce, supports handheld personal digital assistants, or PDAs, and multimedia cellular phones.

*GoForce.* The GoForce family represents our handheld GPUs for a wide range of multimedia cellular phones and handheld devices. The GoForce 2100 and GoForce 2150 GPUs are two of the first handheld GPUs to offer hardware acceleration engines for 2D graphics to manufacturers that support liquid crystal display, or LCD, screen resolutions up to 320 x 240 pixels. The GoForce 3000 and GoForce 4000 offer a host of advanced features for cellular phones and PDAs, including support for up to 3-megapixel image capture, accelerated graphics for gaming, and motion Joint Photographic Experts Group, or JPEG, capture and playback. Our GoForce 4000, GoForce 4500 and GoForce 4800 handheld GPUs are the first to provide programmable 3D shaders, along with high-quality multi-megapixel still image and video processing in a single-chip package. Using dedicated hardware accelerator engines, the GoForce family delivers high performance multimedia applications and drives high-resolution displays, while extending handheld battery life through a variety of unique power management techniques. In the third quarter of fiscal 2006, Motorola Inc. and Sony Ericsson Mobile Communications AB launched Third Generation, or 3G, models of their RAZR and Walkman portable phones, respectively, that are both powered by our GoForce GPUs.

***Consumer Electronics.*** Our Consumer Electronics product group is concentrated in products that support video game consoles and other digital consumer electronics devices.

*Playstation3.* In April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE. We have successfully reached many development milestones and we believe that we are on target to achieve the goals set by SCE under this agreement.

*Xbox.* Our Xbox platform processor supported Microsoft's initial Xbox video game console. The Xbox platform processor featured dual-processing architecture, which included our GPU designed specifically for the Xbox, or XGPU, and our MCP to power the Xbox's graphics, audio and networking capabilities. We also have a license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices. During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, the second quarter of fiscal 2006 was the last quarter during which we recognized revenue from the sale of our Xbox-related products to Microsoft.

**Our Strategy**

We design our GPUs, MCPs and handheld GPUs to enable our PC OEMs, ODMs, system builders, motherboard and add-in board manufacturers, and cellular phone and consumer electronics OEMs, to build award-winning products by delivering state-of-the-art features, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. We believe that by developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of each of the product segments we serve, we will accelerate the adoption of HD digital media platforms and devices throughout these segments. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that spans professional workstations, to consumer PCs, to mulitmedia-rich cellular phones.

Our objective is to be the leading supplier of performance GPUs, MCPs and handheld GPUs. Our current focus is on the desktop PC, professional workstation, notebook PC, servers, mulitmedia-rich cellular phones and video game console product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

*Build Award-Winning, Architecturally-Compatible 3D Graphics, HD Video, Media Communications and Low Power Product Families for the PC, Handheld and Digital Entertainment Platforms.* Our strategy is to achieve market share leadership in these platforms by providing award-winning performance at every price point. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of 3D graphics and rich digital media.

*Target Leading OEMs, ODMs and System Builders.* Our strategy is to enable our leading PC, handheld and consumer electronics OEMs, ODMs and major system builder customers to differentiate their products in a highly competitive marketplace by using our digital media processors. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs and ODMs will allow us to better anticipate and address customer needs with future generations of our products.

*Sustain Technology and Product Leadership in 3D Graphics and HD Video, and Media Communications and Low Power.* We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, HD video, media communications and low power processing in PCs and handheld devices. A fundamental aspect of our strategy is to actively recruit the best 3D graphics and HD video, networking and communications engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and handheld GPUs using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and low power designs, enabling our customers to achieve award-winning performance in their products.

*Increase Market Share.* We believe that substantial market share will be important to achieving success. We intend to achieve a leading share of the market by devoting substantial resources to building award-winning families of products for a wide range of applications.

*Use Our Expertise in Digital Multimedia.* We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

*Use our Intellectual Property and Resources to Enter into License and Development Contracts.* During fiscal 2006, we entered into license arrangements that require significant customization of our intellectual property components and we anticipate that we will enter into additional agreements during fiscal 2007. For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For example, in April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE.

Form 10-K

**Sales and Marketing**

Our worldwide sales and marketing strategy is a key part of our objective to become the leading supplier of performance GPUs, MCPs, and handheld GPUs for PCs, handheld devices and consumer electronics platforms. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system integrators, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively our channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support a competitive and complex design win process. We also employ a highly skilled team of application engineers to assist the channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are key to improving the channel's time-to-market, maintaining a high level of customer satisfaction within the channel and fostering relationships that encourage customers to use the next generation of our products.

In the GPU, MCP, and handheld GPU segments we serve, the sales process involves achieving key design wins with leading OEMs and major system integrators and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors each of which has relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the handheld GPU segments we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our digital media processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and to a large number of system integrators. Although a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system integrators throughout the world.

As a result of our channel strategy, our sales are focused on a small number of customers. Sales to Edom Technology Co., Ltd., or Edom, accounted for 14% and sales to Asustek Computer Inc., or Asustek, accounted for 12% of our total revenue for fiscal 2006. Edom is an independent distributor and Asustek is a CEM.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes products available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

## Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant. We do not believe that a backlog as of any particular date is indicative of future results.

## Seasonality

Our industry is largely focused on the consumer products market. Due to the seasonality in this market, we typically expect to see stronger revenue performance in the second half of the calendar year related to the back-to-school and holiday seasons.

## Manufacturing

We do not directly manufacture semiconductor wafers used for our products. Instead we utilize what is known as a "fabless" manufacturing strategy for all product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Chartered Semiconductor Manufacturing, or Chartered, Semiconductor Manufacturing International Corporation, or SMIC, Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics Corporation, or UMC, to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, or ASE, Amkor Technology, King Yuan Electronics Co., LTD, or KYEC, Siliconware Precision Industries Company Ltd., or SPIL, and STATS ChipPAC Incorporated to perform assembly, testing and packaging of most of our products.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship them to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system integrators or OEMs as motherboard and add-in board solutions.

## Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on this forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

## Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, low power communications, storage, and secure networking performance and features is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and Handheld GPUs using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the computer aided design, or CAD, industry. We invest significant resources in the development of relationships with industry leaders, including Cadence Design Systems, Inc., and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

We have substantially increased our engineering and technical resources from fiscal 2005, and have 1,654 full-time employees engaged in research and development as of January 29, 2006, compared to 1,231 employees as of January 30, 2005. During fiscal 2006, 2005 and 2004, we incurred research and development expenditures of $352.1 million, $335.1 million and $270.0 million, respectively.

**Competition**

The market for GPUs, MCPs and handheld GPUs is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard application programming interfaces, or APIs, manufacturing capabilities, price of processors and total system costs of add-in boards or motherboards. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

An additional significant source of competition is from companies that provide or intend to provide GPU, MCP, and Handheld GPU solutions. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as ATI Technologies, Inc., or ATI, Broadcom Corporation, or Broadcom, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as ATI, Intel, Matrox Electronics Systems Ltd., Silicon Integrated Systems, Inc., VIA Technologies, Inc., and XGI Technology Inc.; and
- suppliers of GPUs or GPU intellectual property for handheld and embedded devices that incorporate advanced graphics functionality as part of their existing solutions, such as ATI, Bitboys, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.

We expect substantial competition from Intel's publicized focus on moving to selling platform solutions dominated by Intel products, such as when Intel achieved success with its Centrino platform solution. In addition to its current Centrino notebook platform initiative, and its announced upcoming desktop initiative branded as VIIV, we expect that Intel is now focused on developing and selling platform solutions for all segments including professional workstations and servers. If Intel continues to pursue these initiatives, we may not be able to successfully compete in these segments.

If and to the extent we offer products outside of the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current and any new markets, our financial results will suffer.

**Patents and Proprietary Rights**

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our issued patents have expiration dates from September 4, 2007 to September 2, 2024. We have numerous patents issued and pending in the United States and in foreign countries. Our patents and pending patent applications relate to technology used by us in connection with our products, including our digital media processors. We also rely on international treaties and organizations and foreign laws to protect our intellectual property. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as: the commercial significance of our operations and our competitors' operations in particular countries and regions; the location in which our products are manufactured; our strategic technology or product directions in different countries; and the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in our digital media processors, and expect to continue to enter into license agreements for future products. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

**Employees**

As of January 29, 2006 we had 2,737 employees, 1,654 of whom were engaged in research and development and 1,083 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees are covered by collective bargaining agreements, and we believe our relationships with our employees are good.

**Financial Information by Business Segment and Geographic Data**

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal 2006, we reorganized our operating segments to bring all major product groups in line with our strategy to position ourselves as the worldwide leader in programmable graphics processor technologies. We now report financial information for four product-line operating segments to our CODM: the GPU Business is composed of products that support desktop PCs, notebook PCs and professional workstations; the MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host CPU; our Handheld GPU

Business is composed of products that support handheld personal digital assistants, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, revenue from sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $121.2 million and $101.5 million for fiscal 2006 and 2005, respectively, that we do not allocate to our other operating segments. "All Other" also includes the results of operations of other miscellaneous operating segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of memory. All prior period amounts have been restated to reflect our new reporting structure.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 15 of the Notes to Consolidated Financial Statements is hereby incorporated by reference.

### Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of January 29, 2006:

| Name | Age | Position |
|---|---|---|
| Jen-Hsun Huang | 42 | President, Chief Executive Officer and Director |
| Marvin D. Burkett | 63 | Chief Financial Officer |
| Ajay K. Puri | 51 | Senior Vice President, Worldwide Sales |
| Jeffrey D. Fisher | 47 | Senior Vice President, GPU Business Unit |
| David M. Shannon | 50 | Senior Vice President, General Counsel and Secretary |
| Daniel F. Vivoli | 45 | Senior Vice President, Marketing |

*Jen-Hsun Huang* co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

*Marvin D. Burkett* joined NVIDIA as Chief Financial Officer in September 2002. From February 2000 until joining NVIDIA, Mr. Burkett was a financial consultant and served as Chief Financial Officer of Arcot Systems, a security software company. From 1998 to 1999, Mr. Burkett was the Executive Vice President and Chief Financial Officer of Packard Bell NEC. Mr. Burkett also previously spent 26 years at Advanced Micro Devices, Inc., or AMD, where he held a variety of positions including Chief Financial Officer, Senior Vice President and Corporate Controller. Mr. Burkett holds B.S. and M.B.A. degrees from the University of Arizona.

*Ajay K. Puri* joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. from Harvard University, an M.S.E.E. degree from Caltech, and a B.S.E.E. degree from the University of Minnesota.

*Jeffrey D. Fisher* joined in July 1994 and served as the Executive Vice President, Worldwide Sales of NVIDIA until December 2005, when he became Senior Vice President of the GPU Business Unit. He has over 20 years of sales and marketing experience in the semiconductor industry. Mr. Fisher holds a B.S.E.E. degree from Purdue University and an M.B.A. degree from Santa Clara University.

*David M. Shannon* joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005 and a Senior Vice President in December 2005. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

*Daniel F. Vivoli* became the Senior Vice President, Marketing in December 2005. Mr. Vivoli served as Executive Vice President of Marketing from December 1997 to December 2005. From 1988 to December 1997, Mr. Vivoli held management positions, most recently as Vice President of Product Marketing, at Silicon Graphics, Inc., a computing technology company. From 1983 to 1988, Mr. Vivoli held various marketing positions at Hewlett-Packard Company. Mr. Vivoli holds a B.S.E.E. degree from the University of Illinois at Champaign-Urbana.

### Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available free of charge on or through our Internet website, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website and the information contained therein as connected thereto is not intended to be incorporated into the Annual Report on Form 10-K.

## ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

### Risks Related to Our Operations

***Because our gross margin for any period depends on a number of factors, our failure to forecast any change in such factors could adversely affect our gross margin.***

We continue to pursue measures in an effort to improve our gross margin. Our gross margin for any period depends on a number of factors, including the mix of our products sold, average selling prices, introduction of new products, sales discounts, unexpected pricing actions by our competitors, the cost of product components, and the yield of wafers produced by the foundries that manufacture our products. If we incorrectly forecast the impact of the aforementioned factors on our business, we may be unable to take action in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

***Our failure to estimate customer demand properly may result in excess or obsolete inventory or, conversely, may result in inadequate inventory levels, either of which could adversely affect our financial results.***

Our inventory purchases are based upon future demand forecasts, which may not accurately predict the quantity or type of our products that our customers will want in the future. In forecasting demand, we must make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory, which could result in write-downs of the value of our inventory and/or a forced reduction in average selling prices, and where our gross margin could be adversely affected include:

- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Form 10-K

Conversely, if we underestimate our customers' demand for either our older or newer products, we may have inadequate manufacturing capability and may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis, which could affect our revenue results. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective manner. Inability to fill our customers' orders on a timely basis could damage our customer relationships, result in lost revenue, cause a loss in market share or damage our reputation.

***Because we order materials in advance of anticipated customer demand our ability to reduce our inventory purchase commitments quickly in response to any revenue shortfalls is limited.***

Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which we have devoted significant resources could harm our business. In addition, cancellation or deferral of product orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. We may build inventories during periods of anticipated growth. Additionally, because we often sell a substantial portion of our products in the last month of each quarter and, therefore, we recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to any revenue shortfalls. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs if growth slows or if we incorrectly forecast product demand, which could negatively impact our gross margin and financial results.

***We are dependent on key personnel and the loss of these employees could negatively impact our business.***

Our performance is substantially dependent on the performance of our executive officers and key employees. None of our executive officers or employees is bound by an employment agreement, meaning our relationships with our executive officers and employees are at will. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, our President and Chief Executive Officer, would harm our business. Our success will depend on our ability to identify, hire, train and retain highly qualified technical and managerial personnel. Our failure to attract and retain the necessary technical and managerial personnel would harm our business. The integration of new executives or personnel could disrupt our ongoing operations.

***Failure to achieve expected manufacturing yields for existing and/or new products would reduce our gross margin and could adversely affect our ability to compete effectively.***

Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by and communication between us and the manufacturer.

Because of our potentially limited access to wafer fabrication capacity from our manufacturers, any decrease in manufacturing yields could result in an increase in our per unit costs and force us to allocate our available product supply among our customers. This could potentially harm customer relationships, our reputation, our revenue and our gross profit. Our wafer manufacturers may be unable to achieve or maintain acceptable manufacturing yields in the future. Our inability to achieve planned yields from our wafer manufacturers would reduce our gross margin. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. A significant number of product returns due to a defect or recall could damage our reputation and result in our customers working with our competitors.

***To stay competitive, we may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.***

If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in research and development efforts, our operating expenses would increase. We have substantially increased our engineering and technical resources and have 1,654 full-time employees engaged in research and development as of January 29, 2006, 1,231 employees as of January 30, 2005 and 1,057 employees as of January 25, 2004. Research and development expenditures were $352.1 million, $335.1 million, and $270.0 million for fiscal 2006, 2005 and 2004, respectively. If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, our operating results would decline. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development as well as hiring additional employees. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

***Our operating expenses are relatively fixed and we may have limited ability to reduce operating expenses quickly in response to any revenue shortfalls.***

Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses, represented 24.0% and 26.7% of our total revenue during fiscal 2006 and 2005, respectively. Operating expenses included litigation settlement costs of $14.2 million in fiscal 2006. Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any revenue shortfalls. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results would be negatively impacted.

***Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.***

Our strategy is to utilize the most advanced manufacturing process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes may have greater risk of initial yield problems and higher product cost. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. We continuously evaluate the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. We currently use 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, and 90 nanometer process technologies for our families of GPUs, MCPs and Handheld GPUs.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. Moreover, we are dependent on our relationships with our third-party manufacturers to migrate to smaller geometry processes successfully. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

***Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, the trading price of our stock could decline.***

Form 10-K

Many of our revenue components fluctuate and are difficult to predict, and our operating expenses are largely independent of revenue in any particular period. It is, therefore, difficult for us to accurately forecast revenue and profits or losses. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline, perhaps substantially. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Any one or more of the factors discussed in this Annual Report on Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year.

## Risks Related to Our Products

***If we are unable to achieve design wins, our products may not be adopted by our target markets and customers either of which could negatively impact our financial results.***

The future success of our business depends to a significant extent on our ability to develop new competitive products for our target markets and customers. We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by PC OEMs, ODMs, and add-in board and motherboard manufacturers, will aid our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in new system configurations. This requires that we do the following:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of OEMs, ODMs, and add-in board and motherboard manufacturers;
- price our products competitively; and
- introduce products to the market within the limited design cycle for OEMs, ODMs, and add-in board and motherboard manufacturers.

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their design systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs in an attempt to allow us to better anticipate and address customer needs in new products so that our products will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers, including AMD, Intel and

Microsoft. Such changes would require us to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, our ability to achieve design wins could suffer. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

***Achievement of design wins may not result in the success of our products and could result in a loss of market share.***

The process of being qualified for inclusion in an OEM product can be lengthy and could cause us to miss a cycle in the demand of end users for a particular product feature, which also could result in a loss of market share and harm our business. Even if we do have design wins for OEM and ODM products, we may not be able to successfully develop or introduce new products in sufficient volumes within the appropriate time to meet both the OEM, ODM, add-in board and motherboard manufacturers' design cycles as well as other market demand. Additionally, even if we achieve a significant number of design wins, there can be no assurance that our OEM and ODM customers will actually take the design to production or that the design will be commercially successful. Furthermore, there may be changes in the timing of product orders due to unexpected delays in the introduction of our customers' products that could negatively impact the success of our products. Any of these factors could result in a loss of market share and could negatively impact our financial results.

***Our business results could be adversely affected if our product development efforts are unsuccessful.***

We have in the past experienced delays in the development of some new products. Any delay in the future or failure of our GPUs or other processors to meet or exceed specifications of competitive products could materially harm our business. The success of our new product introductions will depend on many factors, including the following:

- proper new product definition;
- timely completion and introduction of new product designs;
- the ability of third-party manufacturers to effectively manufacture our new products in a timely manner;
- dependence on third-party subcontractors for assembly, testing and packaging of our products and in meeting product delivery schedules and maintaining product quality;
- the quality of any new products;
- differentiation of new products from those of our competitors;
- market acceptance of our products and our customers' products; and
- availability of adequate quantity and configurations of various types of memory products.

A critical component of our product development effort is our partnerships with leaders in the computer aided design, or CAD, industry. We have invested significant resources to develop relationships with industry leaders, including Cadence Design Systems, Inc. and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEMs and other manufacturers. If these relationships are not successful, we may not be able to develop new products in a timely manner, which could result in a loss of market share, a decrease in revenue and a negative impact on our operating results. Our failure to successfully develop, introduce or achieve market acceptance for new processors would harm our business.

***Our failure to identify new market or product opportunities or develop new products could harm our business.***

As our GPUs or other processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will decline. In particular, we expect average selling prices and gross margins for our processors to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain or improve overall average selling prices and gross margins. In order for our processors to achieve high volumes, leading PC OEMs, ODMs, and add-in board and motherboard manufacturers must select our processor for design into their products, and then successfully complete the designs of their products and sell them. We may be unable to successfully identify new product opportunities or to develop and bring to market new products in a timely fashion. In addition, we cannot guarantee that new products we develop will be selected for design into PC OEMs', ODMs', and add-in board and motherboard manufacturers' products, that any new designs will be successfully completed or that any new products will be sold.

As the complexity of our products and the manufacturing process for our products increases, there is an increasing risk that we will experience problems with the performance of our products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the production of current or future products or other factors that may delay the introduction or volume sale of new products we develop. In addition, we may be unable to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining average selling prices, reduced margins and reduced demand for products or loss of market share. In addition, technologies developed by others may render our processors non-competitive or obsolete or result in our holding excess inventory, any of which would harm our business.

***We could suffer a loss of market share if our products contain significant defects.***

Products as complex as those we offer may contain defects or experience failures when introduced or when new versions or enhancements to existing products are released. We have in the past discovered defects and incompatibilities with customers' hardware in some of our products and may experience delays or loss of revenue to correct any defects or incompatibilities in the future. Errors in new products or releases after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Our products typically go through only one verification cycle prior to beginning volume production and distribution. As a result, our products may contain defects or flaws that are undetected prior to volume production and distribution. If these defects or flaws exist and are not detected prior to volume production and distribution, we may be required to reimburse customers for costs to repair or replace the affected products in the field. We may also be required to incur additional research and development costs to find and correct the defect, which could divert the attention of our management and engineers from the development of new products. These costs could be significant and could adversely affect our business and operating results. We may also suffer a loss of reputation and/or a loss in our market share, either of which could materially harm our financial results.

## Risks Related to Our Partners and Customers

***There can be no assurance that the PlayStation3 will achieve long term commercial success.***

In April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE. During fiscal 2006, we recognized $49.0 million of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. Depending on the ultimate success of this next-generation platform, we expect to generate, starting in fiscal 2007, revenue ranging from $50 million to $100 million annually from license fees and royalties over the next five years, with the possibility of additional royalties for several years thereafter. There can be no assurance that the PlayStation3 will achieve long term commercial success, given the intense competition in the game console market. Additionally, we do not have control over the launch date or pricing of the Playstation3. As such, we do not have control over when we will receive royalties. If we do not receive royalties as we anticipate, our revenue and gross margin may be adversely affected.

***We may not be able to realize the potential financial or strategic benefits of business acquisitions, which could hurt our ability to grow our business, develop new products or sell our products.***

In the past we have acquired and invested in other businesses that offered products, services and technologies that we believed would help expand or enhance our products and services or help expand our distribution channels. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. For example, in February 2006 we completed the acquisition of ULi Electronics, Inc., or ULi, a leading developer of core logic technology, for approximately $53 million paid in cash. If we do consider an acquisition, strategic alliance or joint venture, the negotiations could divert management's attention as well as other resources. For any previous or future acquisition or investment, including ULi, the following risks could impair our ability to grow our business and develop new products, and ultimately, could impair our ability to sell our products, which could negatively impact our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- disruption of our ongoing businesses:
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- diversion of management's attention from our business;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or of our target's key employees, as a result of the integration of new businesses and management personnel.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we pay all or a portion of the purchase price in cash, our cash reserves would be reduced. If the consideration is paid with shares of our common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operations or financial results.

***We sell our products to a small number of customers and our business could suffer by the loss of any of these customers.***

We have only a limited number of customers and our sales are highly concentrated. Sales to our two largest customers accounted for approximately 26%, 31%, and 36% of our revenue during fiscal 2006, 2005 and 2004, respectively. During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, the second quarter of fiscal 2006 was the last quarter during which we recognized revenue from the sale of our Xbox-related products to Microsoft. Although a small number of our other customers represents the majority of our revenue, their end customers include a large number of OEMs and system integrators throughout the world who, in many cases, specify the graphics supplier. Our sales process involves achieving key design wins with leading PC OEMs and major system builders and supporting the product design into high volume production with key CEMs, ODMs, motherboard and add-in board manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by CEMs, ODMs, motherboard and add-in board manufacturers. Our distribution strategy is to work with a small number of leading independent CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors, each of which has relationships with a broad range of system builders and leading PC OEMs. If we were to lose sales to our PC OEMs, CEMs, ODMs, motherboard and add-in board manufacturers and were unable to replace the lost sales with sales to different customers, or if they were to significantly reduce the number of products they order from us, our revenue may not reach or exceed the expected level in any period, which could harm our financial condition and our results of operations.



***We depend on foundries and independent contractors to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.***

We do not manufacture the semiconductor wafers used for our products and do not own or operate a wafer fabrication facility. Our products require wafers manufactured with state-of-the-art fabrication equipment and techniques. We utilize industry-leading suppliers, such as Chartered, SMIC, TSMC, and UMC to produce our semiconductor wafers and utilize independent subcontractors to perform assembly, testing and packaging. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis at acceptable prices. These manufacturers may be unable to meet our near-term or long-term manufacturing or pricing requirements. We obtain manufacturing services on a purchase order basis. The foundries we use have no obligation to provide us with any specified minimum quantities of product. Suppliers, such as Chartered, SMIC, TSMC, and UMC, fabricate wafers for other companies, including some of our competitors, and could choose to prioritize capacity for other users, reduce or eliminate deliveries to us, or increase the prices that they charge us on short notice. If we are unable to meet customer demand due to reduced or eliminated deliveries, we could lose sales to customers, which would negatively impact our revenue and our reputation. Because the lead-time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, there is no readily available alternative source of supply for any specific product. In addition, the time and effort to qualify a new foundry could result in additional expense, diversion of resources or lost sales any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with third-party manufacturers we may use to ensure adequate product supply and competitive pricing so that we are able to respond to customer demand.

***We are dependent on third parties located outside of the United States for assembly, testing and packaging of our products, which reduces our control over the delivery and quantity of our products.***

Our processors are assembled and tested by independent subcontractors, such as ASE, Amkor Technology Inc., KYEC, SPIL, and STATS ChipPAC Incorporated, all of which are located outside of the United States. We do not have long-term agreements with any of these subcontractors. As a result of our dependence on third-party subcontractors for assembly, testing and packaging of our products, we do not directly control product delivery schedules or product quality. Demand for qualified independent subcontractors to assemble and test products is high. If demand for these subcontractors exceeds the number of qualified subcontractors, we may experience capacity constraints, which could result in product shortages, a decrease in the quality of our products or an increase in product cost. Any of our subcontractors may decide to prioritize the orders of one of our competitors over our orders. Any product shortages, quality assurance problems or political instability outside of the United States could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin to decline. Due to the amount of time typically required to qualify assemblers and testers, experience significant delays in the shipment of our products if we are required to find alternative thir assemble or test our products or components. Any such delays could result in a loss of reputation or a decrease in sales to our customers.

***We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop these products.***

In the design and development of new products and product enhancements, we rely on third-party software development tools. While we currently are not dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from processors in the future may exceed the capabilities of the software development tools that are available to us. If the software development tools we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

***Difficulties in collecting accounts receivable could result in significant charges against income and the deferral of revenue recognition from sales to affected customers, which could harm our operating results and financial condition.***

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses and to downturns in the economy and the industry. In addition, difficulties in collecting accounts receivable or the loss of any significant customer could materially and adversely affect our financial condition and results of operations. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. In addition, we purchase credit insurance on selected customers' accounts receivable balances in an effort to further mitigate our exposure for such losses. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers and we may be required to pay higher credit insurance premiums, which could adversely affect our operating results. We may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions in the future, which could negatively impact our financial results.

## Risks Related to Our Competition

***The market for GPU, MCP, and Handheld GPUs is highly competitive and we may be unable to compete.***

The market for GPUs, MCPs and Handheld GPUs is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs, manufacturing capabilities, price of processors and total system costs of add-in boards and motherboards. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products, which could harm our business.

An additional significant source of competition is from companies that provide or intend to provide GPU, MCP, and Handheld GPU solutions. Some of our competitors may have or be able to obtain greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as ATI Technologies, Inc., or ATI, Broadcom Corporation, or Broadcom, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as ATI, Intel, Matrox Electronics Systems Ltd., Silicon Integrated Systems, Inc., VIA Technologies, Inc., and XGI Technology Inc.; and
- suppliers of GPUs or GPU intellectual property for handheld and embedded devices that incorporate advanced graphics functionality as part of their existing solutions, such as ATI, Bitboys, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., NEC Corporation, Qualcomm Incorporated, Renesas Technology Corp., Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.

If and to the extent we offer products outside of the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current and any new markets, our financial results will suffer.

***As Intel continues to pursue platform solutions, we may not be able to successfully compete.***

We expect substantial competition from Intel's publicized focus on moving to selling platform solutions dominated by Intel products, such as when Intel achieved success with its Centrino platform solution. In addition to its current Centrino notebook platform initiative, and its announced upcoming desktop initiative branded as VIIV, we expect that Intel is now focused on developing and selling platform solutions for all segments including professional workstations and servers. If Intel continues to pursue these initiatives, we may not be able to successfully compete in these segments.

## Risks Related to Market Conditions

***We are subject to risks associated with international operations which may harm our business.***

A significant portion of our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States. Additionally, we generated 84%, 76% and 75% of our total revenue from sales to customers outside of the United States and other Americas for fiscal 2006, 2005 and 2004, respectively. The manufacture, assembly, test and packaging of our products outside of the United States and sales to these customers outside of the United States and other Americas subjects us to a number of risks associated with conducting business outside of the United States and other Americas, including, but not limited to:

- international economic and political conditions;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- labor issues in foreign countries;
- cultural differences in the conduct of business;
- inadequate local infrastructure;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;
- transportation delays;
- longer payment cycles;
- difficulty in collecting accounts receivable;

- fluctuations in currency exchange rates;
- imposition of additional taxes and penalties;
- different legal standards with respect to protection of intellectual property;
- the burdens of complying with a variety of foreign laws; and
- other factors beyond our control, including terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

We have offices outside of the United States, including offices in Taiwan, Japan, Korea, China, Hong Kong, India, France, Russia, Germany and England. During fiscal 2006, we substantially increased our international employee resources from 242 employees as of January 30, 2005 to 615 full-time employees as of January 29, 2006. On February 20, 2006, we completed the acquisition of ULi, a leading developer of core logic technology, which added approximately $18 to $22 employees to our international operations. Our operations in our international locations are subject to many of the risks contained in the above list. We intend to continue to expand our international operations and to open other international offices. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

Currently, all of our arrangements with third-party manufacturers and subcontractors provide for pricing and payment in United States dollars as are sales to our customers located outside of the United States and other Americas. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which would negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. To date, we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

***We are dependent on the PC market and the rate of its growth has and may in the future have a negative impact on our business.***

We derive the majority of our revenue from the sale of products for use in the desktop PC and notebook PC markets, including professional workstations. We expect to continue to derive most of our revenue from the sale or license of products for use in the desktop PC and notebook PC markets in the next several years. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, will reduce demand for our products. Moreover, changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until the excess inventory has been absorbed, which would have a negative impact on our business.

***If our products do not continue to be accepted by the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets or if the demand in these markets for new and innovative products decreases, our business and operating results would suffer.***

Our success depends in part upon continued broad adoption of our processors for 3D graphics in consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console applications. The market for processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. Since the GPU Business is our core business, our financial results would suffer if for any reason our current or future GPUs do not continue to achieve widespread acceptance in the PC market. If we are unable to complete the timely development of products or if we were unable to successfully and cost-effectively manufacture and deliver products that meet the requirements of the consumer and enterprise PC, notebook, and workstation markets, we may experience a decrease in revenue which could negatively impact our operating results. Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers and the market do not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline.

***Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.***

We may be subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. For example, the semiconductor industry is moving towards becoming compliant with the Restriction of Hazardous Substances Directive, or RoHS Directive, which will become effective in July 2006. The RoHS Directive is European legislation that restricts the use of a number of substances, including lead. Similarly, the State of California has adopted certain restrictions, which go into effect in 2007, that restrict the use of certain materials in electronic products, that are intended to harmonize with the RoHS directive and other states are contemplating similar legislation. China has promulgated use restrictions on the same substances as the RoHS directive, but has not yet defined either the scope of the affected products or an effective date of any such restrictions.

Also, we could face significant costs and liabilities in connection with the Waste Electrical and Electronic Equipment Directive, or WEEE. The WEEE directs members of the European Union to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005 and from products in use prior to that date that are being replaced. We continue to evaluate the impact of specific registration and compliance activities required by WEEE.

It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of such regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

***Hostilities involving the United States and/or terrorist attacks could harm our business.***

The financial, political, economic and other uncertainties following the terrorist attacks on the United States in 2001 led to a weakening of the global economy. Similar terrorist acts and/or the threat of future outbreak or continued escalation of hostilities involving the United States and Iraq or other countries could adversely affect the growth rate of our revenue and have an adverse effect on our business, financial condition or results of operations. In addition, any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could also adversely affect our business, financial condition or results of operations.

***Our business is cyclical in nature and an industry downturn could harm our financial results.***

Our business is directly affected by market conditions in the highly cyclical semiconductor industry, including alternating periods of overcapacity and capacity constraints, variations in manufacturing costs and yields, significant expenditures for capital equipment and product development and rapid technological change. If we are unable to respond to changes in our industry, which can be unpredictable and rapid, in an efficient and timely manner, our operating results could suffer. In particular, from time to time, the semiconductor industry has experienced significant and sometimes prolonged downturns characterized by diminished product demand and accelerated erosion of average selling prices. If we cannot take appropriate actions such as reducing our manufacturing or operating costs to sufficiently offset declines in demand during a downturn, our revenue and earnings will suffer.

***Political instability in Taiwan and in The People's Republic of China or elsewhere could harm our business.***

Because of our reliance on foundries and independent contractors located in Taiwan and The People's Republic of China, and because we have offices in these locations, our business may be harmed by political instability in Taiwan, including the worsening of the strained relations between The People's Republic of China and Taiwan. Also if relations between the United States and The People's Republic of China are strained due to foreign relations events. If any of our suppliers experienced a substantial disruption in their operations, as a result of a natural disaster, political unrest, economic instability, acts of terrorism or war, equipment failure or other cause, it could harm our business.

***We are exposed to fluctuations in the market values of our portfolio investments and in interest rates.***

We invest in a variety of financial instruments, consisting principally of investments in commercial paper, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with SFAS No. 115. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded equity investments is judged to be other-than-temporary. We may suffer losses in principal if forced to sell securities that decline in market value due to changes in interest rates. However, because our debt securities are classified as "available-for-sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity.

**Risks Related to Government Action, Regulatory Action, Intellectual Property, and Litigation**

***Expensing employee stock options in future periods will materially and aversely affect our reported operating results and could adversely affect our competitive position as well.***

Since inception, we have used stock options and our employee stock purchase program as fundamental components of our compensation packages. To date we generally have not recognized compensation cost for employee stock options or shares sold pursuant to our employee stock purchase program. We believe that these incentives directly motivate our employees and, through the use of vesting, encourage our employees to remain with us. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation expense for all stock-based compensation payments. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for annual periods that begin after June 15, 2005. SFAS No. 123(R) requires that we record compensation expense for stock options and our employee stock purchase plan using the fair value of those awards. Expensing these incentives in future periods will materially and adversely affect our reported operating results as the stock-based compensation expense would be charged directly against our reported earnings. We anticipate that our stock-based compensation expense will be approximately $18 to $22 million for the first quarter of fiscal 2007 and we are unsure how the market will react to this adverse affect on our operating results, which could impact our stock price.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement may make it difficult to attract, retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

***We are currently involved in patent litigation, which, if not resolved favorably, could require us to pay damages.***

We are currently involved in patent litigation. On October 19, 2004, Opti Incorporated, or Opti, filed a complaint for patent infringement against us in the United States District Court for the Eastern District of Texas. Opti asserts that unspecified NVIDIA chipsets infringe five United States patents held by Opti. Opti seeks unspecified damages for our alleged conduct, attorneys fees and triple damages because of our alleged willful infringement of these patents. NVIDIA filed a response to this complaint in December 2004. After a case management conference in July 2005, discovery began and a trial date has now been set for July 2006. A court mandated mediation was held in January 2006 and did not resolve the matter. We believe the claims asserted against us are without merit and we will continue to defend ourselves vigorously.

In August 2004, a Texas limited partnership named American Video Graphics, LP, or AVG, filed three separate complaints for patent infringement against various corporate defendants, not including NVIDIA, in the United States District Court for the Eastern District of Texas. AVG initially asserted that each of the approximately thirty defendants sells products that infringe one or more of seven separate patents that AVG claims relate generally to graphics processing functionality. In November 2004, NVIDIA sought and was granted permission to intervene in two of the three pending AVG lawsuits. Our complaint in intervention alleged that both of the patents in suit were invalid and that, to the extent AVG's claims target NVIDIA products, the asserted patents were not infringed.

On December 19, 2005, AVG and substantially all of the named defendants and intervenors, including NVIDIA, settled all of pending claims; the only surviving claims will relate solely to two non-settling defendants. As part of the settlement, the defendants and intervenors paid an undisclosed aggregate amount to AVG. In exchange, all pending claims between the settling parties were dismissed with prejudice, and AVG granted to all settling parties a full release of all claims for past damages and a full license for all future sales of accused products under all of AVG's patents, including the patents in suit. In addition, as part of the settlement, all settling defendants and intervenors fully and finally waived any claims for indemnification they may have had against any other settling party.

Our defenses against Opti may be unsuccessful. If this case goes forward, or if other patent litigation matters involving us arise, we expect that they will result in additional legal and other costs, such as those costs associated with the AVG suit, regardless of the outcome, which could be substantial.

***Our industry is characterized by vigorous protection and pursuit of intellectual property rights and positions which could result in significant expense.***

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which have resulted in protracted and expensive litigation. The graphics processor industry, in particular, has been recently characterized by the aggressive pursuit of intellectual property positions, and we expect our competitors and others will continue to aggressively pursue intellectual property positions. The technology that we use to design and develop our products and that is incorporated into our products may be subject to claims that it infringes the patents or intellectual property rights of others. Our success is dependent on our ability to develop new products without infringing or misappropriating the intellectual property rights of others or by licensing the intellectual property of third parties. As such, we have licensed technology from third parties for incorporation into our products, and expect to continue to enter into license agreements with third parties for future products. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, or at all, our competitive position and our business could suffer.

***Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.***

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign countries. Our patents and pending patent applications relate to technology used by us in connection with our products, including our processors. We also rely on international treaties and organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as by the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as the:

- commercial significance of our operations and our competitors' operations in particular countries and regions;
- location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

***Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.***

From time to time we receive notices or are included in legal actions alleging that we have infringed patents or other intellectual property rights owned by third parties. We expect that, as the number of issued hardware and software patents increases, and as competition in our product lines intensifies, the volume of intellectual property infringement claims may increase. We may become involved in future lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement arising out of the sale of our products to these customers. In addition, litigation or other legal proceedings may be necessary to:

- assert claims of infringement;
- enforce our patents
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If infringement claims are made against us, we may seek licenses under the claimants' patents or other intellectual property rights. In addition, we or an indemnified customer may be required to obtain a license to a third parties' patents or intellectual property. However, licenses may not be offered to us at all or on terms acceptable to us, particularly by competitors. If we fail to obtain a license from a third party for technology that we use or that is used in one of our products used by an indemnified customer, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products either of which could reduce our revenue and harm our business. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

Alternatively, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights, which could be costly. If we have to initiate a claim, our operating expenses may increase which could negatively impact our operating results. Additionally, if one of our patents is invalidated or found to be unenforceable, we would be unable to license the patent which could result in a loss of revenue.



Regardless of the outcome, litigation or negotiations involving intellectual property rights can be very costly and can divert management's attention from other matters. We may be unsuccessful in defending or pursuing these lawsuits or claims. An unfavorable ruling could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

***Our operating results may be adversely affected if we are subject to unexpected tax liabilities.***

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected.

***While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.***

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This legislation is relatively new and neither companies nor accounting firms have significant experience in complying with its requirements. As a result, we have incurred, and expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

### Risks Related to our Common Stock

***Our stock price may continue to experience significant short-term fluctuations.***

The trading price of our common stock has fluctuated greatly. These price fluctuations have been rapid and severe. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations, any of which could impact our stock price. Additionally, the price of our common stock may continue to fluctuate greatly in the future due to factors that are non-company specific, such as the decline in the United States and/or international economies, acts of terror against the United States, war or due to a variety of company specific factors, including quarter to quarter variations in our operating results, shortfalls in revenue, gross margin or earnings from levels expected by securities analysts and the other factors discussed in these risk factors.

***Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.***

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of the board of directors to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified board of directors; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of five buildings. Additionally, we lease three other buildings in Santa Clara with one used as warehouse space and the other two used as lab space. Outside of Santa Clara, we lease space in Austin and Houston, Texas; Berkeley, California; Beaverton, Oregon; Bedford, Massachusetts; Bellevue, Washington; Chandler, Arizona; Durham, North Carolina; Greenville, South Carolina; Fort Collins, Colorado; and Redmond, Washington. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in Taipei and Hsin Chu, Taiwan; Tokyo, Japan; Seoul, Korea; Beijing, Shanghai, and Shenzhen, China; Wanchai, and Shatin, New Territories, Hong Kong; Bangalore, and Pune, India; Paris, France; Moscow, Russia; Munich and Wurselen, Germany; and Theale, England. These facilities are used primarily to support our customers and operations and as sales and administrative offices. The office lease spaces in Wurselen, Germany, Shenzhen, China and Bangalore and Pune, India are used primarily as design centers.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 11 to the Consolidated Financial Statements under the subheading "Lease Obligations," which information is hereby incorporated by reference.



## ITEM 3. LEGAL PROCEEDINGS

*3dfx*

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement to purchase certain graphics chip assets from 3dfx. The 3dfx asset purchase closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease. The landlords' complaints both assert claims for, among other things, interference with contract, successor liability and fraudulent transfer and seek to recover, among other things, amounts owed on their leases with 3dfx in the aggregate amount of approximately $10 million. In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. The landlords' actions were subsequently removed to the United States Bankruptcy Court for the Northern District of California and consolidated with a complaint filed by the Trustee in the 3dfx bankruptcy case for purposes of discovery. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court and the landlord actions were removed to the United States District Court for the Northern District of California. On November 10, 2005, the District Court granted NVIDIA's motion to dismiss the landlords' respective amended complaints and allowed the landlords to have until February 4, 2006 to amend their complaints. The landlords' refiled claims against NVIDIA in early February 2006, and NVIDIA again requested the District Court to dismiss all such claims made by the landlords. A hearing on NVIDIA's new motions to dismiss is set for hearing on April 17, 2006. Discovery is stayed pending this hearing and no trial date has been set in these actions. We believe the claims asserted against us by the landlords are without merit and we will continue to defend ourselves vigorously.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent the interests of the 3dfx bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Court issued its ruling denying the Trustee's Motion for Summary Adjudication in all material respects and holding that NVIDIA is prevented from disputing that the value of the 3dfx transaction to NVIDIA was less than $108.0 million. The Court expressly denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA were at least $108.0 million. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, is subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The scope and schedule for that confirmation process has yet to be determined, but we expect that hearing to now occur sometime in the next few months. The Trustee has advised that he intends to object to the settlement. The settlement with the Creditors' Committee calls for a payment of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million relates to various administrative expenses and Trustee fees, and $25.0 million relates to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. As such, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

The Bankruptcy Court, over objection of the Creditors' Committee and NVIDIA, has ordered the discovery portion of the litigation to proceed while the settlement is pending approval through the confirmation process. However, no trial date has been set in the Trustee's action. In addition, following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the proposed settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interest's of 3dfx shareholders. That petition was granted and an Equity Holder's Committee was appointed. Counsel for the Equity Holder's Committee has announced an intention to file a competing Plan of Reorganization or Liquidation in the Trustee's case.

*Opti Incorporated*

On October 19, 2004, Opti Incorporated, or Opti, filed a complaint for patent infringement against NVIDIA in the United States District Court for the Eastern District of Texas. Opti asserts that unspecified NVIDIA chipsets infringe five U.S. patents held by Opti. Opti seeks unspecified damages for our alleged conduct, attorneys' fees and triple damages for alleged willful infringement by NVIDIA. NVIDIA filed a response to this complaint in December 2004. A case management conference was held in July 2005 where a trial date was set for July 2006. A court mandated mediation was held in January 2006 and did not resolve the matter. Discovery continues, as well as preparation for the Markman hearing on claim construction. The Markman hearing is scheduled for April 13, 2006. We believe the claims asserted against us are without merit and we will continue to defend ourselves vigorously. We do not have sufficient information to determine whether a loss is probable. As such, we have not recorded any liability in our consolidated financial statements for such, if any, loss.

*American Video Graphics*

In August 2004, a Texas limited partnership named American Video Graphics, LP, or AVG, filed three separate complaints for patent infringement against various corporate defendants, not including NVIDIA, in the United States District Court for the Eastern District of Texas. AVG initially asserted that each of the approximately thirty defendants sells products that infringe one or more of seven separate patents that AVG claims relate generally to graphics processing functionality. In November 2004, NVIDIA sought and was granted permission to intervene in two of the three pending AVG lawsuits. Our complaint in intervention alleged that both of the patents in suit were invalid and that, to the extent AVG's claims target NVIDIA products, the asserted patents were not infringed.

On December 19, 2005, AVG and substantially all of the named defendants and intervenors, including NVIDIA, settled all of pending claims; the only surviving claims will relate solely to two non-settling defendants. As part of the settlement, the defendants and intervenors paid an undisclosed aggregate amount to AVG. In exchange, all pending claims between the settling parties were dismissed with prejudice, and AVG granted to all settling parties a full release of all claims for past damages and a full license for all future sales of accused products under all of AVG's patents, including the patents in suit. In addition, as part of the settlement, all settling defendants and intervenors fully and finally waived any claims for indemnification they may have had against any other settling party.

We are subject to other legal proceedings, but we do not believe that the ultimate outcome of any of these proceedings will have a material adverse effect on our financial position or overall trends in results of operations. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2006.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq National Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 3, 2006, we had approximately 434 registered stockholders, not including those shares held in street or nominee name.

The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the Nasdaq National Market:

| | High | Low |
|---|---|---|
| **Year ended January 28, 2007** | | |
| First Quarter (through March 3, 2006) | $50.72 | $42.87 |
| **Year ended January 29, 2006** | | |
| Fourth Quarter | $46.76 | $32.55 |
| Third Quarter | $35.95 | $27.04 |
| Second Quarter | $29.39 | $21.52 |
| First Quarter | $29.60 | $20.92 |
| **Year ended January 30, 2005** | | |
| Fourth Quarter | $24.96 | $13.14 |
| Third Quarter | $15.89 | $ 9.30 |
| Second Quarter | $24.11 | $14.40 |
| First Quarter | $27.35 | $20.63 |

### Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

### Issuer Purchases of Equity Securities

On August 9, 2004 we announced that our Board of Directors, or the Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300.0 million. As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. During the fourth quarter of fiscal 2006, we repurchased 1.3 million shares of our common stock for $50.0 million under a structured share repurchase transaction, which we recorded on the trade date of the transaction. Through the end of the fourth quarter of fiscal 2006, we have repurchased 8.5 million shares under our stock repurchase program for a total cost of $213.2 million. During the first quarter of fiscal 2007, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $50.0 million that we expect to settle prior to the end of our first fiscal quarter.

On March 6, 2006, we announced that our Board had approved an increase in our existing stock repurchase program. We announced a $400 million increase to the original stock repurchase program we had announced in August 2004. As a result of this increase, the amount of common stock the Board of Directors has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase transactions, in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1) |
|---|---|---|---|---|
| October 31, 2005 through November 27, 2005 | — | $ — | — | $136,846,554 |
| November 28, 2005 through December 25, 2005 | — | $ — | — | $136,846,554 |
| December 26, 2005 through January 29, 2006 | 1,355,260(3) | $36.89 | 1,355,260(3) | $ 86,846,554 |
| Total | 1,355,260 | $36.89(2) | 1,355,260 | |

(1) We have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $700.0 million on the open market, in negotiated transactions or through structured stock repurchase agreements through August 2007.

(2) Represents weighted average price paid per share during the fourth quarter of fiscal 2006.

(3) As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. During the fourth quarter of fiscal 2006, we repurchased 1.3 million shares of our common stock for $50.0 million under a structured share repurchase transaction. This transaction required that we make an up-front payment.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of income data for the years ended January 29, 2006, January 30, 2005, and January 25, 2004 and the consolidated balance sheet data as of January 29, 2006 and January 30, 2005 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The consolidated statement of income data for the years ended January 26, 2003 and January 27, 2002 is derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K. The consolidated balance sheet data as of January 25, 2004, January 26, 2003, and January 27, 2002 is derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K.



| | Year Ended | | | | |
|---|---|---|---|---|---|
| | January 29, 2006 (A) | January 30, 2005 | January 25, 2004 (B, C) | January 26, 2003 (D, E) | January 27, 2002 (F, G) |
| | (in thousands, except per share data) | | | | |
| **Consolidated Statement of Income Data:** | | | | | |
| Revenue | $2,375,687 | $2,010,033 | $1,822,945 | $1,909,447 | $1,369,471 |
| Gross profit | $ 910,795 | $ 649,486 | $ 528,878 | $ 576,012 | $ 519,238 |
| Income from operations | $ 340,097 | $ 113,593 | $ 90,157 | $ 143,986 | $ 241,732 |
| Income before income tax expense | $ 360,221 | $ 125,445 | $ 86,673 | $ 150,557 | $ 252,749 |
| Income tax expense | $ 57,635 | $ 25,089 | $ 12,254 | $ 59,758 | $ 75,825 |
| Net income | $ 302,586 | $ 100,356 | $ 74,419 | $ 90,799 | $ 176,924 |
| Basic net income per share | $ 1.78 | $ 0.60 | $ 0.46 | $ 0.59 | $ 1.24 |
| Diluted net income per share | $ 1.65 | $ 0.57 | $ 0.43 | $ 0.54 | $ 1.03 |
| Shares used in basic per share computation | 169,690 | 166,062 | 160,924 | 153,513 | 143,015 |
| Shares used in diluted per share computation | 182,951 | 176,558 | 172,707 | 168,393 | 171,074 |

| | January 29, 2006 | January 30, 2005 | January 25, 2004 | January 26, 2003 | January 27, 2002 |
|---|---|---|---|---|---|
| | (in thousands) | | | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and marketable securities | $ 950,174 | $ 670,045 | $ 604,043 | $1,028,413 | $ 791,377 |
| Total assets | $1,915,299 | $1,628,536 | $1,399,344 | $1,617,015 | $1,503,174 |
| Capital lease obligations, less current portion | $ — | $ — | $ 856 | $ 4,880 | $ 5,861 |
| Deferred revenue | $ 217 | $ 11,500 | $ — | $ — | $ 70,193 |
| Non-current deferred income tax liabilities | $ 8,260 | $ 20,754 | $ 8,609 | $ — | $ — |
| Other long-term debt | $ — | $ — | $ — | $ 300,000 | $ 300,000 |
| Long-term liabilities | $ 10,624 | $ 8,358 | $ 4,582 | $ — | $ — |
| Total stockholders' equity | $1,457,756 | $1,178,268 | $1,051,185 | $ 932,687 | $ 763,819 |
| Cash dividends declared per common share | $ — | $ — | $ — | $ — | $ — |

(A) Fiscal 2006 included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and AVG.

(B) Fiscal 2004 included a charge of $3.5 million related to the write-off of acquired research and development expense from the purchase of MediaQ, Inc. that had not yet reached technological feasibility and has no alternative future use.

(C) Fiscal 2004 included a charge of $13.1 million in connection with our convertible subordinated debenture redemption.

(D) Fiscal 2003 included $40.4 million in additional revenue related to our settlement of our arbitration with Microsoft regarding Xbox pricing.

(E) Fiscal 2003 included a charge for stock option exchange expenses of $61.8 million related to personnel associated with cost of revenue (for manufacturing personnel), research and development and sales, general and administrative of $6.2 million, $35.4 million and $20.2 million, respectively.

(F) Fiscal 2002 included $10.0 million of acquisition charges attributable to expenses related to our acquisition of assets from 3dfx.

(G) Fiscal 2002 included a charge of $3.7 million related to our relocation from our previous headquarters.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

### Overview

### Our Company

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: graphics processing units, or GPUs, media and communications processors, or MCPs, Handheld GPUs, and Consumer Electronics. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs and professional workstations; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, cellular phones and other handheld devices; and the Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products.

### Fiscal 2006 Developments, Future Objectives and Challenges

As we entered fiscal 2006, we had launched the GeForce 6 Series, nForce 4 MCP, and Scalable Link Interface, or SLI, technology, with positive market reception. Our primary objective during the year was to strengthen the technology leadership position of our GPU and MCP businesses, extend the reach of SLI technology with a broad range of compatible products, applications and games for enthusiasts, improve gross margin beyond historical levels, and build new products and market initiatives that would be the platform for our continued growth.

*GPU Business*

In February 2005, we announced the GeForce Go 6600, a mobile GPU designed specifically to deliver advanced multimedia functionality without sacrificing portability. Also in February 2005, we introduced the GeForce Go 6800 Ultra mobile GPU.

In March 2005, we introduced two new GeForce 6 GPUs: a 512MB version of the GeForce 6800 Ultra GPU designed for the enthusiast segment, and a new lower-cost AGP version of the GeForce 6200 GPU, designed to bring DirectX 9.0 Shader Model 3.0 technology to the mainstream segment.

In June 2005, we launched and shipped our second generation Shader Model 3.0 GPU, the GeForce 7800 GTX, which is designed to address the high-end enthusiast desktop PC segment. In August 2005, we launched and shipped our second GeForce 7 GPU, the GeForce 7800 GT, which is designed to address the high-end performance desktop PC segment.

In June 2005, we made our SLI technology available to users in the mainstream segment with the release of our GeForce 6600.

In July 2005, we introduced two new NVIDIA Quadro GPUs, the NVIDIA Quadro FX 4500 and the NVIDIA Quadro FX 3450, which are designed for the high-end and mainstream professional segments, respectively. Both products support our SLI technology.

In September 2005, we launched and shipped the new NVIDIA GeForce Go 7800 GTX, the flagship of the NVIDIA notebook GPU product line.

In October 2005, we announced that we will be the exclusive provider of all graphics cards offered on the first peripheral component interconnect, or PCI, express platform from Apple Computer, Inc., or Apple. In addition, the first ever Apple Power Mac will incorporate our NVIDIA Quadro professional-class GPU.

In November 2005, we introduced and shipped the NVIDIA GeForce 7800 GTX 512 GPU, which contains over 302 million transistors and is the industry's only mainstream GPU to incorporate 64-bit HDR. We also announced the immediate availability of the NVIDIA GeForce 6800 GS GPU, which is designed for the mainstream segment.

In January 2006, we shipped the GeForce 7300 GS, our first mainstream version of the GeForce 7 series. We also introduced three new notebook GPUs—the GeForce Go 7800, GeForce Go 7600 and GeForce Go 7400—all based on our second generation Shader Model 3.0 architecture and designed to deliver cutting-edge 3D, high-definition, or HD, home theatre-quality video and advanced power management to the notebook market.

The combination of our GeForce 7 and GeForce 6 series of GPUs and our SLI technology has created a new class of gaming PCs and professional workstations. SLI technology takes advantage of the increased bandwidth of the PCI Express bus architecture to allow two NVIDIA-based graphics cards to operate in a single PC or professional workstation. More than 3 million motherboards incorporating SLI technology and 9 million GPUs incorporating SLI technology have shipped to date.

In the upcoming fiscal year, we expect additional growth in our GPU Business. We believe that sales of our desktop GPU products will be increased by share gains from our anticipated position in the market, Microsoft Windows Vista, or Vista, the introduction of HD and Blu-ray video. We expect to extend our technology and performance leadership. The GeForce 7 and GeForce 6 series of desktop and notebook GPUs are designed to be compatible with Vista, which is scheduled to be released in the second half of calendar 2006. We believe that in the upcoming year there will be increased demand for HD video, and that Sony PlayStation3 will be a key driver of demand for HD and Blu-ray video. We expect HD and Blu-ray video to promote increased demand for the video processing capabilities of our next generation GPUs.

*MCP Business*

In April 2005, we announced the availability of our NVIDIA nForce4 SLI Intel Corporation, or Intel, Edition MCP for Intel platforms. This line of core-logic solutions incorporates a host of new and innovative features that have never before been available on the Intel platform and extends the NVIDIA nForce brand into new segments. In addition, during the first quarter of fiscal 2006, we shipped the NVIDIA nForce Professional MCP in its first enterprise server platform.

In August 2005, we announced that the NVIDIA nForce4 SLI X16 Intel Edition technology featured in the Dell Dimension XPS 600 desktop PC was immediately available.

In September 2005, we introduced and shipped the NVIDIA nForce 400 MCP and GeForce 6100 integrated GPU family. This represents the first integrated GPU solution to support DirectX 9.0 Shader Model 3.0 technology. We expect this integrated solution to be an important new growth factor for our GPU and MCP businesses.

In December 2005, we announced our intent to acquire ULi Electronics, Inc., or ULi, one of the PC industry's most highly regarded core logic developers. On February 20, 2006, we completed the acquisition of ULi. The acquisition represents our ongoing investment in ULi's platform solution strategy and is expected to strengthen our sales, marketing, and customer engineering presence in Taiwan and China.

In January 2006, we shipped the NVIDIA nForce 4 SLI XE and NVIDIA nForce4 Ultra Intel MCPs. These products represent our first discrete chipsets targeted at mainstream Intel-based motherboards.

Our NVIDIA nForce product line has achieved record revenue for six consecutive quarters. We believe that Advanced Micro Devices' transition to K8, our extension into new segments, and our entry into the Intel market with our first ever mainstream Intel nForce4 MCPs will make our MCP Business one of our fastest growing businesses. Furthermore, we believe that our ability to simultaneously innovate using our GPU, MCP, and software knowledge base will allow us to make additional platform innovations in the future.

*Handheld GPU Business*

Our strategy in the Handheld GPU Business is to lead innovation and capitalize on the emergence of the mobile phone as a versatile consumer lifestyle device. Our initial focus was on 3G cellular phones. Through the first half of fiscal 2006, our Handheld GPU Business was heavily concentrated at one original equipment manufacturer, or OEM, and its products did not achieve the anticipated level of commercial success. However, during the third quarter of fiscal 2006, Motorola Inc. and Sony Ericsson Mobile Communications AB launched 3G models of their RAZR and Walkman portable phones, respectively, that are both powered by our GoForce GPUs.

Our GoForce handheld GPUs are now shipping in the new Motorola 3G RAZR V3X and the new Sony Ericsson Walkman phones. Our strategy is to build a new class of low power GPUs for multimedia rich devices like 3G cell phones, smart phones, and portable media players. We believe that there will be an increase in demand for mobile video products that deliver compelling and tangible improvements to the overall end user experience of these new services, and we believe that we are well positioned to increase our share of the handheld segment in the upcoming year.

*Consumer Electronics Business*

In April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE. During fiscal 2006, we recognized $49.0 million of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. Depending on the ultimate success of this next-generation platform, we expect to generate, starting in fiscal 2007, revenue ranging from $50 million to $100 million annually from license fees and royalties over the next five years with the possibility of additional royalties for several years thereafter. We have successfully reached many development milestones and we believe that we are on target to achieve the goals set by SCE.

During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, the second quarter of fiscal 2006 was the last quarter during which we recognized revenue from the sale of our Xbox-related products to Microsoft.

*Gross Margin Improvement*

We continue to remain intensely focused on improving our gross margin. Beginning in fiscal 2005, we implemented profit improvement initiatives across our company which were designed to improve business and operational processes. During the fourth quarter of fiscal 2006, our gross margin was 40.2%, which represents an increase of 600 basis points from our gross margin of 34.2% for the fourth quarter of fiscal 2005. Our gross margin was 38.3% for fiscal 2006, which represents an increase of 600 basis points from our gross margin of 32.3% for fiscal 2005. We believe that we can continue to improve our gross margin during fiscal 2007.

*Share-Based Payment*

Since inception, we have used stock options and our employee stock purchase program as fundamental components of our employee compensation packages. To date we generally have not recognized compensation cost for employee stock options or shares sold pursuant to our employee stock purchase program. We believe that these incentives directly motivate our employees and, through the use of vesting, encourage our employees to remain with us. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation expense for all stock-based compensation payments. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for annual periods that begin after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB No. 107, which includes interpretive guidance for the initial implementation of SFAS No. 123(R). SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. We intend to adopt SFAS No. 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 30, 2006, the first day of our fiscal 2007. Expensing these incentives in future periods will materially and adversely affect our reported operating results as the stock-based compensation expense would be charged directly against our reported earnings. We anticipate that our stock-based compensation expense will be approximately $18 to $22 million for the first quarter of fiscal 2007 and we are unsure how the market will react to this adverse affect on our operating results, which could impact our stock price.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement may make it difficult to attract, retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

*Repatriation Legislation*

The American Jobs Creation Act of 2004, or Act, was signed into law on October 22, 2004. The Act provided a temporary incentive for United States multinational corporations to repatriate accumulated income earned outside the United States at a federal effective tax rate of 5.25%. In the fourth quarter of fiscal 2006, we repatriated $420 million in foreign earnings under the Act. The net tax effect of this distribution was minimal because the current tax cost at a 5.25% tax rate was offset by the benefit attributable to reducing our deferred tax liability for taxes on earnings previously provided at the statutory rate of 35%.

*Subsequent Events*

*ULI Electronics, Inc.* On February 20, 2006, we completed the acquisition of ULi Electronics, Inc., a leading developer of core logic technology, for approximately $53 million paid in cash.

*Stock Split.* On March 6, 2006, we issued a press release announcing that our Board of Directors approved a two-for-one stock split of our outstanding shares of common stock to be effected in the form of a 100% stock dividend. The stock split will be effective on or about Thursday, April 6, 2006 for stockholders of record at the close of business on Friday, March 17, 2006 and will entitle each stockholder to receive one additional share for every outstanding share of common stock held. Upon the completion of the stock split, NVIDIA will have approximately 360 million shares of common stock outstanding.

*Stock Repurchase.* On March 6, 2006, we also announced that our Board of Directors approved an increase in our existing stock repurchase program. We announced a $400 million increase to the original stock repurchase program we had announced in August 2004. As a result of this increase, the amount of common stock the Board of Directors has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase transactions, in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes, and goodwill. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosures relating to our critical accounting policies and estimates in this report.

*Revenue Recognition*

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Our policy on sales to distributors is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Unclaimed rebates, which historically have not been significant, are reversed to revenue upon expiration of the rebate. Rebates typically expire six months from the date of the original sale.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-9. MDFs represent monies paid to retailers, system builders, OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. If market conditions decline, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, we have not recorded any such losses. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Form 10-K

*Accounts Receivable*

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on general estimated exposure. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. Furthermore, there can be no assurance that we will be able to obtain credit insurance in the future. Our current credit insurance agreement expires on December 31, 2007.

As of January 29, 2006, our allowance for doubtful accounts receivable was \$0.6 million and our gross accounts receivable balance was \$330.4 million. Of the \$330.4 million, \$76.1 million was covered by credit insurance and \$36.6 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. As a percentage of our gross accounts receivable balance, our allowance for doubtful accounts receivable has ranged between 0.2% and 0.8% during fiscal 2005 and 2006. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. As of January 29, 2006, our allowance for doubtful accounts receivable represented 0.2% of our gross accounts receivable balance. If our allowance for doubtful accounts receivable would have been recorded at 0.8% of our gross accounts receivable balance, then our allowance for doubtful accounts receivable balance at January 29, 2006 would have been approximately \$2.6 million, rather than the actual balance of \$0.6 million.

*Inventories*

Inventory cost is computed on an adjusted standard basis (which approximates actual cost on an average or first-in, first-out basis). We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. As of January 29, 2006, our inventory reserve was $48.3 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 8.8% and 15.9% during fiscal 2005 and 2006. As of January 29, 2006, our inventory reserve represented 15.9% of our gross inventory balance. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

*Income Taxes*

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes,* establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 29, 2006, we had a valuation allowance of $230.7 million. Of the total valuation allowance, $182.2 million is attributable to certain net operating loss and tax credit carryforwards resulting from the exercise of employee stock options. The tax benefit of these net operating loss and tax credit carryforwards, if and when realized, will be accounted for as a credit to stockholders' equity. Of the remaining valuation allowance at January 29, 2006, $19.5 million relates to federal and state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of ownership changes; and $29.0 million relates to certain state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes probable, recognition of these tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. To the extent realization of the deferred tax assets related to certain state tax benefits becomes probable, we would recognize an income tax benefit in the period such asset is more likely than not to be realized.

*Goodwill*

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets,* impairment test, we performed our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such an impairment by applying fair value-based tests to individual assets and liabilities. We elected to perform our annual goodwill impairment review during the fourth quarter of each fiscal year. We completed our most recent annual impairment test during the fourth quarter of fiscal 2006 and concluded that there was no impairment. However, future events or circumstances may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.



**Results of Operations**

The following table sets forth, for the periods indicated, certain items in our consolidated statements of income expressed as a percentage of revenue.

| | Year Ended | | |
|---|---|---|---|
| | January 29, 2006 | January 30, 2005 | January 25, 2004 |
| Revenue | 100.0% | 100.0% | 100.0% |
| Cost of revenue | 61.7 | 67.7 | 71.0 |
| Gross profit | 38.3 | 32.3 | 29.0 |
| Operating expenses: | | | |
| Research and development | 14.8 | 16.7 | 14.8 |
| Sales, general and administrative | 8.6 | 10.0 | 9.1 |
| In-process research and development | — | — | 0.2 |
| Settlement costs | 0.6 | — | — |
| Total operating expenses | 24.0 | 26.7 | 24.1 |
| Income from operations | 14.3 | 5.6 | 4.9 |
| Interest and other income, net | 0.8 | 0.6 | 0.5 |
| Convertible debenture redemption expense | — | — | (0.7) |
| Income before income tax expense | 15.1 | 6.2 | 4.7 |
| Income tax expense | 2.4 | 1.2 | 0.6 |
| Net income | 12.7% | 5.0% | 4.1% |

*Fiscal Years Ended January 29, 2006, January 30, 2005, and January 25, 2004.*

***Revenue***

During the first quarter of fiscal 2006, we reorganized our operating segments to bring all major product groups in line with our strategy to position ourselves as the worldwide leader in programmable graphics processor technologies. We now report financial information for four product-line operating segments to our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, as follows: the GPU Business, the MCP Business, the Handheld GPU Business, and the Consumer Electronics Business. Revenue in the "All Other" category is primarily derived from sales of memory. Please refer to Note 15 of the Notes to Consolidated Financial Statements for further information.

Fiscal 2005 was a 53-week year, compared to fiscal 2006 and 2004 which were 52-week years, and we believe that this extra week may have had a positive impact on our revenue in fiscal 2005. However, we are not able to quantify the effect of the slightly longer year on our revenue.

**Fiscal Year 2006 vs. Fiscal Year 2005**

Revenue was $2.4 billion for fiscal 2006, compared to $2.0 billion for fiscal 2005, which represents an increase of 18.2%. A discussion of our revenue results for each of our operating segments is as follows:

*GPU Business.* GPU Business revenue increased by 22.6% to $1.7 billion for fiscal 2006 compared to $1.4 billion for fiscal 2005. The increase was the result of increased sales of our GeForce 6 and GeForce 7 families of desktop GPUs that serve the high-end GPU segment, offset by a slight decline in sales of our mainstream GPU products. In addition, sales of our NVIDIA Quadro professional workstation products and notebook products continued to improve due to an increased mix of GeForce 6-based and GeForce 7-based products, which resulted in an increase in average selling prices.

*MCP Business.* MCP Business revenue was $352.3 million for fiscal 2006, compared to $175.7 million for fiscal 2005, which represents an increase of 100.6%. The overall increase in MCP Business revenue is primarily due to increased sales of NVIDIA nForce4 products, which we began selling during the fourth quarter of fiscal 2005, and an increase in average selling prices. The overall increase was offset by a decrease in sales of NVIDIA nForce3 and NVIDIA nForce2 products.

*Handheld GPU Business.* Handheld GPU Business revenue was $58.7 million for fiscal 2006, compared to $45.9 million for fiscal 2005, which represents an increase of 27.9%. The overall increase in Handheld GPU Business revenue is due to an increase in average selling prices of high-end feature phone products and revenue recognized as a result of a development contract.

*Consumer Electronics Business.* Consumer Electronics Business revenue was $170.2 million for fiscal 2006, compared to $260.0 million for fiscal 2005, which represents a decrease of 34.5%. The decrease in our Consumer Electronics Business is a result of decreased and discontinued sales of our Xbox-related products to Microsoft, partially offset by revenue recognized from our contractual arrangement with SCE. During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, the second quarter of fiscal 2006 was the last quarter during which we recognized revenue from the sale of our Xbox-related products to Microsoft. During fiscal 2006, we recognized $49.0 million of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3. No such revenue was recognized during our fiscal 2005 as our definitive agreement with SCE was not executed until the first quarter of fiscal 2006.

**Fiscal Year 2005 vs. Fiscal Year 2004**

Revenue was $2.0 billion in fiscal 2005, compared to $1.8 billion in fiscal 2004, which represented an increase of 10.3%. Fiscal 2005 was a 53-week year, compared to fiscal 2004 which was a 52-week year.

*GPU Business.* GPU Business revenue increased by 7.1% to $1.4 billion for fiscal 2005 compared to $1.3 billion for fiscal 2004. The increase was primarily the result of increased sales of our NVIDIA Quadro professional workstation products in fiscal 2005, which was due to unit sales volume increases, and an increase in average selling prices as a result of increased board sales. Notebook GPU sales increased in fiscal 2005 as a result of sales of our GeForce FX Go notebook GPU products outpacing the decline in our older notebook GPU product lines during the period. Sales of desktop products increased in fiscal 2005 as a result of a significant increase in sales of our high-end desktop products, offset by a slight decrease in mainstream desktop products. High-end desktop sales increased in fiscal 2005 primarily due to unit volume increases primarily related to our GeForce 6800 and 6600 products. The decrease in mainstream desktop sales in fiscal 2005 was mainly due to competitive pricing in the mainstream segment offset by the ramp of product sales of our GeForce 6200 with TurboCache technology during the fourth quarter of fiscal 2005.

*MCP Business.* MCP Business revenue increased by 8.1% to $175.7 million for fiscal 2005 compared to $162.4 million for fiscal 2004. The increase in MCP Business revenue is due to increased sales of NVIDIA nForce3 and NVIDIA nForce4 products. NVIDIA nForce4 products began selling during the fourth quarter of fiscal 2005. This increase was offset by a decrease in sales of NVIDIA nForce2 products.

*Handheld GPU Business.* Handheld GPU Business revenue increased by 409.7% to $45.9 million for fiscal 2005 compared to $9.0 million for fiscal 2004. The increase in handheld GPU sales in fiscal 2005 was primarily due to our acquisition of MediaQ, Inc. in the third quarter of fiscal 2004, which represented our initial entry into the handheld segment and to sales of our GoForce 4000 product.

*Consumer Electronics Business.* Consumer Electronics Business revenue decreased by 7.2% to $260.0 million for fiscal 2005 compared to $280.1 million for fiscal 2004. The decrease in our Consumer Electronics Business is due to unit sales volume increases offset by a lower average sales price. Sales of our Xbox products historically fluctuated based on the timing of orders from Microsoft.

**Concentration of Revenue**

Revenue from sales to customers outside of the United States and other Americas accounted for 84%, 76% and 75% of total revenue for fiscal 2006, 2005 and 2004, respectively. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location. The increase in the percentage of revenue from sales to customers outside of the United States and other Americas for fiscal 2006 as compared to fiscal 2005 and for fiscal 2005 as compared to fiscal 2004 is primarily due to decreased sales of XGPUs and MCPs used in the Microsoft Xbox product, which were billed to Microsoft in the United States.

Sales to our two largest customers accounted for approximately 26%, 31%, and 36% of our revenue during fiscal 2006, 2005 and 2004, respectively.

***Gross Profit***

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. Cost of revenue also includes development costs for license and service arrangements. Gross margin is the percentage of gross profit to revenue. Our gross margin can vary in any period depending on the mix of types of products sold. Our gross margin was 38.3%, 32.3% and 29.0% for fiscal 2006, 2005 and 2004. A discussion of our gross margin results for each of our operating segments is as follows:

**Fiscal Year 2006 vs. Fiscal Year 2005**

*GPU Business.* The gross margin of our GPU Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the sale of our GeForce 7 series GPUs and increased sales of our GeForce 6 series GPUs, which collectively now account for approximately 78% of our GPU Business revenue. Our GeForce 7 and our GeForce 6 series GPUs generally have higher gross margins than our GeForce FX series GPUs which comprised 53% of our fiscal 2005 GPU Business revenue. In addition, average selling prices from our notebook GeForce 7 and GeForce 6 series GPU products increased as a larger percentage of our total notebook revenue during fiscal 2006 as compared to fiscal 2005.

*MCP Business.* The gross margin of our MCP Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the increase in revenue from sales of our NVIDIA nForce3 and NVIDIA nForce4 products, which to date have experienced higher gross margins than previous generations of NVIDIA nForce products.

*Handheld GPU Business.* The gross margin of our Handheld GPU Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the inventory write-off of certain handheld products in the third quarter of fiscal 2005.

*Consumer Electronics Business.* The gross margin of our Consumer Electronics Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the reduction of die costs for Xbox-related products, and the recognition of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3.

## Fiscal Year 2005 vs. Fiscal Year 2004

*GPU Business.* The gross margin of our GPU Business increased during fiscal 2005 as compared to fiscal 2004. Our GeForce FX series of GPU products experienced lower gross margins than previous series of GeForce GPU products, such as the GeForce 4 series. Company-wide efforts were made to drive down cost and improve gross margin and, as a result, during fiscal 2005, we were able to improve our gross margin. In addition, in fiscal 2005, we realized increased sales of our performance GeForce FX desktop GPU products and began shipping our GeForce 6 series GPUs, which are among our highest gross margin products. Finally, revenue from our NVIDIA Quadro professional workstation products, which typically provide the highest gross margins of any of our products, increased as a percentage of our total revenue during fiscal 2005. This increase in our mix of revenue toward higher-margin products led to a positive impact on our overall gross margin.

*MCP Business.* The gross margin of our MCP Business increased during the fiscal 2005 as compared fiscal 2004 primarily due to the increase in revenue from sales of our NVIDIA nForce3 and NVIDIA nForce4 products, which to date have experienced higher gross margins than our previous generations of NVIDIA nForce products.

*Handheld GPU Business.* The gross margin of our Handheld GPU Business decreased during fiscal 2005 as compared to fiscal 2004 primarily due to the inventory write-off of certain handheld products in the third quarter of fiscal 2004.

*Consumer Electronics Business.* The gross margin of our Consumer Electronics Business decreased during fiscal 2005 as compared to fiscal 2004 primarily due to the pricing settlement with Microsoft that we announced on February 6, 2003 that related to sales of our Xbox related processors. In addition, during fiscal 2005 we realized a lower average sales price on our sales of Xbox processors.

## Consolidated Gross Margin

The improvement in our gross margin reflects our continuing focus on delivering cost effective product architectures, enhancing business processes and delivering profitable growth. We expect gross margin to improve by approximately 0.5% to 1.0% during the first quarter of fiscal 2007.

### *Operating Expenses*

*Research and Development*

| | Year Ended | | | | Year Ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 29, 2006 | Jan. 30, 2005 | $ Change | % Change | Jan. 30, 2005 | Jan. 25, 2004 | $ Change | % Change |
| | | | | (in millions) | | | | |
| **Research and Development:** | | | | | | | | |
| Salaries and benefits | $206.0 | $173.6 | $ 32.4 | 19% | $173.6 | $137.6 | $36.0 | 26% |
| Computer software and lab equipment | 46.4 | 41.1 | 5.3 | 13% | 41.1 | 36.9 | 4.2 | 11% |
| New product development | 28.6 | 29.0 | (0.4) | (1)% | 29.0 | 18.6 | 10.4 | 56% |
| Facility expense | 32.0 | 31.4 | 0.6 | 2% | 31.4 | 28.3 | 3.1 | 11% |
| Depreciation and amortization | 58.2 | 56.1 | 2.1 | 4% | 56.1 | 44.6 | 11.5 | 26% |
| License and development project costs | (28.9) | (2.0) | (26.9) | (1,345)% | (2.0) | — | (2.0) | — |
| Other | 9.8 | 5.9 | 3.9 | 66% | 5.9 | 4.0 | 1.9 | 48% |
| Total | $352.1 | $335.1 | $ 17.0 | 5% | $335.1 | $270.0 | $65.1 | 24% |
| Research and development as a percentage of net revenue | 15% | 17% | | | 17% | 15% | | |

Research and development expenses increased by $17.0 million, or 5%, from fiscal 2005 to fiscal 2006 primarily due to a $32.4 million increase in salaries and benefits related to 423 additional personnel and a

$5.3 million increase in computer software and equipment primarily due to increased allocation of information technology expenses. Other expenses increased $3.9 million primarily due to travel and other employee related expenses associated with the expansion of our international sites. Depreciation and amortization increased $2.1 million due to increased purchases of hardware and software equipment and facilities increased $0.6 million due to increased facilities expense allocation, both of which were based on the growth in headcount. These increases were offset by an increase of $26.9 million in license and development project costs, primarily related to increased development costs related to our collaboration with SCE and other engineering costs related to a different development contract. As a portion of our personnel who usually devote their time to research and development efforts have been focusing their efforts on these development projects, the costs associated with these individuals are not charged to research and development, but were charged to cost of revenue in our consolidated statements of income, or were capitalized on our consolidated balance sheets and will be recognized as cost of revenue, on a percentage of completion basis.



Research and development expenses increased by $65.1 million, or 24%, from fiscal 2004 to fiscal 2005 primarily due to a $36.0 million increase in salaries and benefits related to 174 additional personnel and a $10.4 million increase in new product development costs related to an overall increase in the number of product tape-outs and in prototype materials. Depreciation and amortization increased $11.5 million due to emulation hardware and software programs that were purchased during fiscal 2004, resulting in a full year of depreciation in fiscal 2005 compared to a partial year of depreciation in fiscal 2004. Computer software and equipment increased $4.2 million primarily due to increased allocation of information technology expenses and facilities increased $3.1 million due to increased facilities expense allocation, both of which were based on the growth in headcount. Other expenses increased $1.9 million primarily due to travel and other employee related expenses associated with the expansion of our international sites. These increases were offset by an increase of $2.0 million in license and development project costs related to our collaboration with SCE that are classified as cost of revenue in our consolidated statements of income, or were capitalized on our consolidated balance sheets and will be recognized on a percentage of completion basis. Our collaboration with SCE was not in effect during fiscal 2004.

We anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

*Sales, General and Administrative*

| | Year Ended | | | | Year Ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 29, 2006 | Jan. 30, 2005 | $ Change | % Change | Jan. 30, 2005 | Jan. 25, 2004 | $ Change | % Change |
| | | | | (in millions) | | | | |
| **Sales, General and Administrative:** | | | | | | | | |
| Salaries and benefits | $108.5 | $ 94.7 | $ 13.8 | 15% | $ 94.7 | $ 76.3 | $18.4 | 24% |
| Advertising and promotions | 49.4 | 66.6 | (17.2) | (26)% | 66.6 | 47.2 | 19.4 | 41% |
| Legal and accounting fees | 18.7 | 12.6 | 6.1 | 48% | 12.6 | 12.6 | — | — |
| Facility expense | 12.5 | 9.6 | 2.9 | 30% | 9.6 | 8.3 | 1.3 | 16% |
| Depreciation and amortization | 8.5 | 13.0 | (4.5) | (35)% | 13.0 | 14.6 | (1.6) | (11)% |
| Other | 6.8 | 4.3 | 2.5 | 58% | 4.3 | 6.2 | (1.9) | (31)% |
| Total | $204.4 | $200.8 | $ 3.6 | 2% | $200.8 | $165.2 | $35.6 | 22% |
| Sales, general and administrative as a percentage of net revenue | 9% | 10% | | | 10% | 9% | | |

Sales, general and administrative expenses increased $3.6 million, or 2%, from fiscal 2005 to fiscal 2006 primarily due to a $13.8 million increase in salaries and benefits related to 122 additional personnel and a $6.1

million increase in legal expenses primarily due to certain insurance reimbursements that we received during fiscal 2005 that reduced this expense, and increased litigation activity during fiscal 2006 related to 3dfx Interactive, Inc., or 3dfx, and American Video Graphics, or AVG. In addition there were increases of $2.9 million in facility expense due primarily to the expansion of our international sites and $2.5 million in other general and administrative expenses, offset by a reduction in bad debt expense. These increases were offset by a $17.2 million decrease in advertising and promotion costs, primarily associated with a reduction in certain marketing programs, tradeshow expenses, new product launches and customer samples, other marketing costs, travel related and employee recruitment expenses, and by a $4.5 million decrease in depreciation and amortization.

Sales, general and administrative expenses increased $35.6 million, or 22%, from fiscal 2004 to fiscal 2005 primarily due to an $18.4 million increase in salaries and benefits related to 88 additional personnel and a $19.4 million increase in advertising and promotion costs for tradeshows and new product launches and other marketing costs, including travel and customer samples. These increases were offset by a decrease of $1.9 million in other expenses during the period, including a reduction in bad debt expense.

*Operating Expenses*

We anticipate that our operating expenses will increase in the first quarter of fiscal 2007. In addition to the headcount additions that we plan to make, we will be adding the operating costs related to the acquisition of ULi, which closed on February 20, 2006. We expect that these factors will result in an increase in operating expenses in the first quarter of fiscal 2007, as compared to the fourth quarter of fiscal 2006. In addition, the first quarter of fiscal 2007 will be the first time that we include stock-based employee compensation expense under Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), Share-Based Payment in our results. We anticipate that our stock-based compensation expense will be approximately $18 to $22 million for the first quarter of fiscal 2007.

*In-process research and development*

In connection with our acquisition of MediaQ in August 2003, we wrote-off $3.5 million of in-process research and development expense, or IPR&D, that had not yet reached technological feasibility and had no alternative future use. In accordance with SFAS No. 2, *Accounting for Research and Development Costs,* as clarified by FIN 4, *Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of SFAS No. 2,* amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price.

*Settlement Costs*

Settlement costs were $14.2 million for fiscal 2006. The settlement costs are associated with two litigation matters, 3dfx and AVG. AVG is settled. The 3dfx matter is not finally settled and is subject to judicial review and the completion of appropriate procedures and documents. However, based on the potential settlement in this case, we have concluded that a loss is probable and that we can reasonably estimate the amount of loss. Please refer to Note 11 of the Notes to Consolidated Financial Statements for further information.

***Interest Income and Interest Expense***

Interest income consists of interest earned on cash, cash equivalents and marketable securities. Interest income increased from $11.4 million to $20.7 million from fiscal 2005 to fiscal 2006 primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal 2006 when compared to fiscal 2005. Interest income decreased from $18.6 million to $11.4 million from fiscal 2004 to fiscal 2005 primarily due to the result of lower overall balances of cash, cash equivalents and marketable securities and due to lower market interest rates.

Interest expense primarily consists of interest incurred as a result of capital lease obligations and, prior to the redemption in October 2003, interest on the convertible subordinated debentures, or the Notes. Interest expense decreased from $12.0 million to $0.2 million from fiscal 2004 to fiscal 2005. The decrease was primarily due to the redemption of the Notes.

*Other Income (Expense), net*

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities. Other income decreased by $1.1 million from fiscal 2005 to fiscal 2006 primarily due to the liquidation of marketable securities during fiscal 2006 in order to obtain the cash needed for the repatriation of certain foreign earnings under the American Jobs Creation Act of 2004. Other income decreased by $2.4 million from fiscal 2004 to fiscal 2005 primarily due to $2.5 million of realized gains on the sale of marketable securities during fiscal 2004 as a result of our liquidation of a significant portion of our marketable securities portfolio in order to obtain the cash required to redeem the Notes in October 2003. This decrease was offset by a $1.0 million realized gain during fiscal 2005 related to the receipt of cash and marketable securities as part of an investment exchange.

*Income Taxes*

We recognized income tax expense of $57.6 million, $25.1 million, and $12.3 million in fiscal 2006, 2005 and 2004, respectively. Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 16.0% in fiscal 2006, 20.0% in fiscal 2005, and 14.1% in fiscal 2004.

The difference in the effective tax rates amongst the three years is primarily attributable to changes in our geographic mix of income subject to tax.

Please refer to Note 13 of the Notes to Consolidated Financial Statements for further information regarding the components of our income tax expense.

*Convertible Debenture Redemption Expense*

On October 24, 2003, we fully redeemed the Notes. The aggregate principal amount of the Notes outstanding was $300.0 million, which included $18.6 million of Notes that we had purchased in the open market during the three months ended October 26, 2003. The redemption price was equal to approximately 102.7% of the outstanding principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, the redemption date. In connection with the redemption of the Notes, we recorded a one-time charge in fiscal 2004 of approximately $13.1 million, which included a $7.6 million redemption premium and $5.5 million of unamortized issuance costs.

**Liquidity and Capital Resources**

As of January 29, 2006, we had $950.2 million in cash, cash equivalents and marketable securities, an increase of $280.1 million from the end of fiscal 2005. As of January 30, 2005, we had $670.0 million in cash, cash equivalents and marketable securities, an increase of $66.0 million from the end of fiscal 2004. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration.

Operating activities generated cash of $446.4 million, $132.2 million, and $49.7 million during fiscal 2006, 2005, and 2004, respectively. The increase in cash flows from operating activities in fiscal 2006 when compared to fiscal 2005 was primarily related to the $202.2 million increase in net income and changes in operating assets and liabilities. On our consolidated balance sheet, accrued liabilities increased $77.2 million primarily due to the recording of income taxes payable for fiscal 2006, the increase in accruals related to customer programs and the recording of $30.6 million in relation to 3dfx, of which $25.0 million was recorded as an adjustment to goodwill. Accounts payable decreased $58.8 million and inventories decreased $60.7 million primarily as a result of significant reductions in older products, offset by an increase in new products. Accounts receivable increased $21.9 million primarily due to increased sales and improved linearity of sales, and cash collections during the fourth quarter of fiscal 2006 as compared to the fourth quarter of fiscal 2005. The increase in cash flows from operating activities in fiscal 2005 when compared to fiscal 2004 was primarily related to the $25.9 million increase in net income and changes in operating assets and liabilities. On our consolidated balance sheet, accrued liabilities increased $37.3 million primarily due to an increase in rebates payable, which resulted from increased OEM business. Accounts payable increased $52.9 million primarily due to purchases from subcontract manufacturers for inventory. Offsetting these increases, our accounts receivable increased $99.6 million primarily due to increased sales during the fourth quarter of fiscal 2005 as compared to the fourth quarter of fiscal 2004.

Investing activities have consisted primarily of purchases and sales of marketable securities, and purchases of property and equipment, which include leasehold improvements for our facilities, and intangible assets. Investing activities used cash of $41.8 million and $152.0 million during fiscal 2006 and 2005, respectively. Net cash used by investing activities during fiscal 2006 was primarily due to $79.6 million for capital expenditures primarily attributable to purchases of new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our headquarters facility in Santa Clara, California and at our international sites. In addition, we used cash of $12.1 million to acquire certain assets of a private company and $9.7 million related to investments we made during fiscal 2006 in non-affiliated companies. These uses of cash were offset by $59.6 million of net proceeds from sales of marketable securities. Investing activities used cash of $152.0 million and provided cash of $88.0 million during fiscal 2005 and 2004, respectively. Net cash used by investing activities during fiscal 2005 was primarily due to $84.7 million of net purchases of marketable securities. In addition, we used $67.3 million for capital expenditures primarily attributable to purchases of leasehold improvements for our new data center at our headquarters campus, new research and development emulation equipment, technology licenses, software and intangible assets. We expect to spend approximately $80 million to $100 million for capital expenditures during fiscal 2007, primarily for purchases of software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

Financing activities used cash of $61.4 million during fiscal 2006 compared to cash provided of $13.8 million during fiscal 2005. Cash used in fiscal 2006 primarily resulted from $188.5 million related to our stock repurchase program, offset by $127.5 million of common stock issued under employee stock plans. In fiscal 2005, the cash provided was primarily from $42.5 million of common stock issued under employee stock plans, offset by $24.6 million related to our stock repurchase program. Financing activities provided cash of $13.8 million during fiscal 2005 compared to cash used of $270.3 million during fiscal 2004. Cash provided in fiscal 2005 primarily resulted from $42.5 million of common stock issued under employee stock plans, offset by $24.6 million related to our stock repurchase program. In fiscal 2004, the cash used was primarily due to the $300.0 million redemption of the Notes, which included $18.6 million of Notes that we had purchased during the three months ended October 26, 2003.

*Stock Repurchase Program*

On August 9, 2004 we announced that our Board of Directors, or the Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300.0 million. As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. During the fourth quarter of fiscal 2006, we repurchased 1.3 million shares of our common stock for $50.0 million under a structured share repurchase transaction, which we recorded on the trade date of the transaction. Through the end of the fourth quarter of fiscal 2006, we have repurchased 8.5 million shares under our stock repurchase program for a total cost of $213.2 million. During the first quarter of fiscal 2007, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $50.0 million that we expect to settle prior to the end of our first fiscal quarter.

On March 6, 2006, we announced that our Board of Directors had approved an increase in our existing stock repurchase program. We announced a $400 million increase to the original stock repurchase program we had announced in August 2004. As a result of this increase, the amount of common stock the Board of Directors has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase transactions, in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

Form 10-K

*Operating Capital and Capital Expenditure Requirements*

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Operations—Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline."

*Shelf Registration Statement*

In December 2003, we filed a Form S-3 with the SEC under its "shelf" registration process. This shelf registration was declared effective by the SEC on March 25, 2004. Under this shelf registration statement, we may sell common stock, preferred stock, debt securities, warrants, stock purchase contracts and/or stock purchase units in one or more offerings up to a total dollar amount of $500.0 million. Unless otherwise indicated in the applicable prospectus supplement, we intend to use the proceeds for working capital and general corporate purposes.

*3dfx Asset Purchase*

The 3dfx asset purchase closed on April 18, 2001. Under the terms of the Asset Purchase Agreement, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx two million shares of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets. In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors of 3dfx reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, which will be subject to the review and approval of the Bankruptcy Court, calls for a payment of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million relates to various administrative expenses and Trustee fees, and $25.0 million relates to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. As such, during the three months ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. Please refer to Note 11 of the Notes to Consolidated Financial Statements for further information regarding this litigation.

*Contractual Obligations*

The following summarizes our contractual obligations that are not on our balance sheet as of January 29, 2006 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

| Contractual Obligations | Total | Within 1 Year | 2-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Operating leases | $172,483 | $ 29,557 | $57,717 | $55,606 | $29,603 |
| Purchase obligations (1) | 401,571 | 401,571 | — | — | — |
| Total contractual obligations | $574,054 | $431,128 | $57,717 | $55,606 | $29,603 |

(1) Represents our inventory purchase commitments as of January 29, 2006.

*Off-Balance Sheet Arrangements*

We have no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

## Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment,* which requires the measurement and recognition of compensation expense for all stock-based compensation payments. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for annual periods that begin after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB No. 107, which includes interpretive guidance for the initial implementation of SFAS No. 123(R). SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. We intend to adopt SFAS No. 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 30, 2006, the first day of our fiscal 2007. Expensing these incentives in future periods will materially and adversely affect our reported operating results as the stock-based compensation expense would be charged directly against our reported earnings. We anticipate that our stock-based compensation expense will be approximately $18 to $22 million for the first quarter of fiscal 2007 and we are unsure how the market will react to this adverse affect on our operating results, which could impact our stock price.

During the first quarter of fiscal 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. As a result of recent regulatory guidance, including SAB No. 107, and in anticipation of the impending effective date of SFAS No. 123(R), we reevaluated the assumptions we use to estimate the value of employee stock options and shares issued under our employee stock purchase plan, beginning with stock options granted and shares issued under our employee stock purchase plan in our first quarter of fiscal 2006. We determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of expected volatility than historical volatility. Additionally, in the first quarter of fiscal 2006, we began segregating options into groups for employees with relatively homogeneous exercise behavior in order to make full use of the capabilities of the binomial valuation model. As such, the expected term is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. We believe the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan, we decided to continue to use the Black-Scholes model to calculate the estimated fair value.



In June 2005, the FASB issued SFAS No. 154, or SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. We will adopt SFAS 154 during the first quarter of fiscal 2007. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2005, the FASB ratified the Emerging Issues Task Force's, or EITF's, Issue No. 05-06, or EITF No. 05-06, *Determining the Amortization Period for Leasehold Improvements.* EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired. We adopted EITF No. 05-06 during the second quarter of fiscal 2006 and it did not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued Staff Position, or FSP, FAS115-1/124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* and SFAS No. 124, *Accounting for Certain Investments Held by Not-for-Profit Organizations,* and APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* We will adopt this FSP during the first quarter of fiscal 2007. We do not believe the adoption of this FSP will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS123(R)-3, *Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), *Share-Based Payment,* or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. We are currently evaluating the impact that the adoption of this FSP could have on our consolidated financial position, results of operations or cash flows.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

We invest in a variety of financial instruments, consisting principally of investments in commercial paper, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "available-for-sale", no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 29, 2006, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both +/- 0.5% would result in changes in fair market values for these investments of approximately $2.6 million.

### Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. To date, we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

## ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

*Disclosure Controls and Procedures*

Based on their evaluation as of January 29, 2006, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) were effective to ensure that the material information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and instructions for Form 10-K.

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 29, 2006 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of January 29, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of January 29, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Inherent Limitations on Effectiveness of Controls*

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

### Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Election of Directors" in our 2006 Proxy Statement, which information is hereby incorporated by reference.

### Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

### Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" in our 2006 Proxy Statement, which information is hereby incorporated by reference.

### Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Election of Directors" in our 2006 Proxy Statement, which information is hereby incorporated by reference.

### Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2006 Proxy Statement, which information is hereby incorporated by reference.

### Code of Ethics

Reference is made to the information appearing under the heading "Code of Ethics" in our 2006 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Worldwide Code of Ethics" and "Financial Team Code of Ethics" are published on our Investor Relations web site, under Corporate Governance, at *www.nvidia.com.*

## ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the information appearing under the heading "Executive Compensation" in our 2006 Proxy Statement, which information is hereby incorporated by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Ownership of NVIDIA Securities

Reference is made to the information appearing in our 2006 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management", which information is hereby incorporated by reference.

**Equity Compensation Plan Information**

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders under the caption "Compensation-Equity Compensation Plan Information," and is incorporated by reference into this report.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is made to the information appearing in our 2006 Proxy Statement under the heading "Certain Transactions," which information is hereby incorporated by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is made to the information appearing in our 2006 Proxy Statement, which information is hereby incorporated by reference.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES



The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as a part of this Annual Report on Form 10-K.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
NVIDIA Corporation:

We have completed integrated audits of NVIDIA Corporation's fiscal 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of January 29, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Form 10-K

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 29, 2006 and January 30, 2005 and the results of their operations and their cash flows for each of the two years in the period ended January 29, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein as of January 29, 2006 and January 30, 2005 and for each of the two years in the period ended January 29, 2006 when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 29, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2006, based on criteria established in *Internal Control--Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Jose, California
March 16, 2006

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Stockholders
NVIDIA Corporation:

We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of NVIDIA Corporation and subsidiaries (the "Company") for the year ended January 25, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for the year ended January 25, 2004 as listed in the index of Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of NVIDIA Corporation and subsidiaries for the year ended January 25, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Mountain View, California
February 12, 2004

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
**(In thousands, except share and per share data)**

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 551,756 | $ 208,512 |
| Marketable securities | 398,418 | 461,533 |
| Accounts receivable, less allowances of $10,837 and $13,153 in 2006 and 2005, respectively | 318,186 | 296,279 |
| Inventories | 254,792 | 315,518 |
| Prepaid expenses and other current assets | 24,387 | 19,819 |
| Deferred income taxes | 1,393 | 3,265 |
| Total current assets | 1,548,932 | 1,304,926 |
| Property and equipment, net | 178,152 | 178,955 |
| Deposits and other assets | 27,477 | 9,034 |
| Goodwill | 145,317 | 108,107 |
| Intangible assets, net | 15,421 | 27,514 |
| | $1,915,299 | $1,628,536 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 179,395 | $ 238,223 |
| Accrued liabilities | 259,264 | 182,077 |
| Current portion of capital lease obligations | — | 856 |
| Total current liabilities | 438,659 | 421,156 |
| Deferred income tax liabilities | 8,260 | 20,754 |
| Other long-term liabilities | 10,624 | 8,358 |
| Commitments and contingencies—see Note 11 | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued | — | — |
| Common stock, $.001 par value; 1,000,000,000 shares authorized; 179,963,979 shares issued and 171,477,456 outstanding in 2006; and 169,173,898 shares issued and 167,089,545 outstanding in 2005 | 180 | 169 |
| Additional paid-in capital | 798,251 | 636,618 |
| Deferred compensation | (1,676) | (2,926) |
| Treasury stock | (212,142) | (24,644) |
| Accumulated other comprehensive loss, net | (1,957) | (3,463) |
| Retained earnings | 875,100 | 572,514 |
| Total stockholders' equity | 1,457,756 | 1,178,268 |
| | $1,915,299 | $1,628,536 |

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME
**(In thousands, except per share data)**

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| Revenue | $2,375,687 | $2,010,033 | $1,822,945 |
| Cost of revenue | 1,464,892 | 1,360,547 | 1,294,067 |
| Gross profit | 910,795 | 649,486 | 528,878 |
| Operating expenses: | | | |
| Research and development | 352,099 | 335,104 | 269,972 |
| Sales, general and administrative | 204,441 | 200,789 | 165,249 |
| In-process research and development | — | — | 3,500 |
| Settlement costs | 14,158 | — | — |
| Total operating expenses | 570,698 | 535,893 | 438,721 |
| Income from operations | 340,097 | 113,593 | 90,157 |
| Interest income | 20,698 | 11,422 | 18,561 |
| Interest expense | (72) | (164) | (12,010) |
| Other income (expense), net | (502) | 594 | 3,033 |
| Convertible debenture redemption expense | — | — | (13,068) |
| Income before income tax expense | 360,221 | 125,445 | 86,673 |
| Income tax expense | 57,635 | 25,089 | 12,254 |
| Net income | $ 302,586 | $ 100,356 | $ 74,419 |
| Basic net income per share | $ 1.78 | $ 0.60 | $ 0.46 |
| Diluted net income per share | $ 1.65 | $ 0.57 | $ 0.43 |
| Shares used in basic per share computation | 169,690 | 166,062 | 160,924 |
| Shares used in diluted per share computation | 182,951 | 176,558 | 172,707 |

See accompanying notes to consolidated financial statements.

# NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### (In thousands, except share data)

| | Common Stock | | Additional Paid in Capital | Deferred Compensation | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Stockholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | | |
| Balances, January 26, 2003 | 157,790,022 | $158 | $531,186 | $ (156) | $ — | $ 3,760 | $397,739 | $ 932,687 | $ 94,451 |
| Issuance of common stock from stock plans | 6,355,765 | 6 | 37,667 | — | — | — | — | 37,673 | |
| Tax benefit from stock plans | — | — | 8,488 | — | — | — | — | 8,488 | |
| Deferred compensation | — | — | 6,140 | (5,984) | — | — | — | 156 | |
| Amortization of deferred compensation | — | — | — | 672 | — | — | — | 672 | |
| Unrealized loss, net of $1,940 tax effect | — | — | — | — | — | (383) | — | (383) | (383) |
| Reclassification adjustment for net gains included in net income, net of $632 tax effect | — | — | — | — | — | (2,527) | — | (2,527) | (2,527) |
| Net income | — | — | — | — | — | — | 74,419 | 74,419 | 74,419 |
| Balances, January 25, 2004 | 164,145,787 | 164 | 583,481 | (5,468) | — | 850 | 472,158 | 1,051,185 | 71,509 |
| Issuance of common stock from stock plans | 5,028,111 | 5 | 42,497 | — | — | — | — | 42,502 | |
| Stock repurchase | (2,084,353) | — | — | — | (24,644) | — | — | (24,644) | |
| Tax benefit from stock plans | — | — | 11,845 | — | — | — | — | 11,845 | |
| Reversal of deferred compensation | — | — | (1,205) | 1,205 | — | — | — | — | |
| Amortization of deferred compensation | — | — | — | 1,337 | — | — | — | 1,337 | |
| Unrealized loss, net of $1,470 tax effect | — | — | — | — | — | (4,468) | — | (4,468) | (4,468) |
| Reclassification adjustment for net losses included in net income, net of ($38) tax effect | — | — | — | — | — | 155 | — | 155 | 155 |
| Net income | — | — | — | — | — | — | 100,356 | 100,356 | 100,356 |
| Balances, January 30, 2005 | 167,089,545 | 169 | 636,618 | (2,926) | (24,644) | (3,463) | 572,514 | 1,178,268 | 96,043 |
| Issuance of common stock from stock plans | 10,831,746 | 11 | 127,486 | — | — | — | — | 127,497 | |
| Stock repurchase | (6,402,170) | — | — | — | (188,509) | — | — | (188,509) | |
| Tax benefit from stock plans | — | — | 34,821 | — | — | — | — | 34,821 | |
| Cancellation of shares | (41,665) | — | (520) | — | 1,011 | — | — | 491 | |
| Reversal of deferred compensation | — | — | (154) | 154 | — | — | — | — | |
| Amortization of deferred compensation | — | — | — | 1,096 | — | — | — | 1,096 | |
| Unrealized loss, net of $845 tax effect | — | — | — | — | — | (120) | — | (120) | (120) |
| Reclassification adjustment for net losses included in net income, net of ($407) tax effect | — | — | — | — | — | 1,626 | — | 1,626 | 1,626 |
| Net income | — | — | — | — | — | — | 302,586 | 302,586 | 302,586 |
| Balances, January 29, 2006 | 171,477,456 | $180 | $798,251 | $(1,676) | $(212,142) | $(1,957) | $875,100 | $1,457,756 | $304,092 |

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 302,586 | $ 100,356 | $ 74,419 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| In-process research and development | — | — | 3,500 |
| Non-cash realized gain on investment exchange | (96) | (533) | — |
| Depreciation and amortization | 97,977 | 102,597 | 82,016 |
| Net loss on retirements of property and equipment | 1,005 | 412 | — |
| Write-off of convertible debenture issuance costs | — | — | 5,485 |
| Deferred income taxes | (10,622) | 12,141 | 55,135 |
| Stock-based compensation | 1,096 | 1,337 | 672 |
| Bad debt expense (benefit) | (492) | (844) | 731 |
| Tax benefit from employee stock plans | 34,821 | 11,845 | 8,488 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (21,415) | (110,312) | (88,222) |
| Inventories | 60,726 | (81,280) | (85,126) |
| Prepaid expenses and other current assets | (4,568) | (5,569) | (2,698) |
| Deposits and other assets | (8,073) | (1,458) | (3,482) |
| Accounts payable | (58,828) | 52,941 | 43,506 |
| Accrued liabilities | 52,291 | 50,567 | (44,746) |
| Net cash provided by operating activities | 446,408 | 132,200 | 49,678 |
| Cash flows from investing activities: | | | |
| Purchases of marketable securities | (338,058) | (313,760) | (734,642) |
| Sales and maturities of marketable securities | 397,686 | 229,068 | 1,021,590 |
| Acquisition of businesses | (12,131) | — | (71,303) |
| Purchases of property and equipment and intangible assets | (79,600) | (67,261) | (127,604) |
| Investments in non-affiliates | (9,684) | — | — |
| Net cash provided by (used in) investing activities | (41,787) | (151,953) | 88,041 |
| Cash flows from financing activities: | | | |
| Redemption of convertible debenture | — | — | (300,000) |
| Common stock issued under employee stock plans | 127,497 | 42,502 | 37,757 |
| Stock repurchase | (188,509) | (24,644) | — |
| Principal payments on capital leases | (856) | (4,015) | (8,048) |
| Retirement of common stock | 491 | — | — |
| Net cash provided by (used in) financing activities | (61,377) | 13,843 | (270,291) |
| Change in cash and cash equivalents | 343,244 | (5,910) | (132,572) |
| Cash and cash equivalents at beginning of period | 208,512 | 214,422 | 346,994 |
| Cash and cash equivalents at end of period | $ 551,756 | $ 208,512 | $ 214,422 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for interest | $ 12 | $ 163 | $ 15,167 |
| Cash paid (refund) for income taxes, net | $ 3,368 | $ 763 | $ (211) |
| Other non-cash activities: | | | |
| Acquisition of business—goodwill adjustment | $ 25,765 | $ 1,091 | $ — |
| Assets recorded under capital lease arrangements | $ — | $ — | $ 2,528 |
| Application of customer advance to accounts receivable | $ — | $ 11,508 | $ 46,866 |
| Marketable security received from investment exchange | $ 96 | $ 688 | $ — |
| Asset retirement obligation | $ 1,835 | $ 4,483 | $ — |
| Unrealized gains/losses from marketable securities | $ 1,068 | $ 5,745 | $ 4,850 |
| Deferred stock-based compensation | $ 154 | $ 1,205 | $ 6,140 |

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1—Organization and Summary of Significant Accounting Policies

*Our Company*

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: graphics processing units, or GPUs, media and communications processors, or MCPs, Handheld GPUs, and Consumer Electronics. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs and professional workstations; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California.

*Fiscal year*

We operate on a 52 or 53-week year, ending on the Sunday nearest January 31. Fiscal 2006 and 2004 were 52-week years, compared to fiscal 2005 which was a 53-week year.

*Reclassifications*

Certain prior fiscal year balances were reclassified to conform to the current fiscal year presentation.

*Principles of Consolidation*

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes and contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

*Cash and Cash Equivalents*

We consider all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 29, 2006, our cash and cash equivalents were $551.8 million, which includes $256.6 million invested in money market funds.

*Marketable Securities*

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. We follow the guidance provided by Emerging Issues Task Force Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* in order to assess whether our investments with unrealized loss positions are other than temporarily impaired. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method.

*Inventories*

Inventory cost is computed on an adjusted standard basis (which approximates actual cost on an average or first-in, first-out basis). Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

*Debt Financing Costs*

In connection with the issuance of the convertible subordinated debentures, see Note 11, we incurred certain direct issuance costs from third parties who performed services that assisted in the closing of the transaction. These issuance costs were included in our consolidated balance sheets under "deposits and other assets" and were amortized on a straight line basis over the term of the financing. On October 24, 2003, we fully redeemed the Notes. In connection with the redemption, we recorded a $13.1 million charge in fiscal 2004, which included the write-off of $5.5 million of unamortized issuance costs.

*Advertising Expenses*

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal 2006, 2005, and 2004 were $9.2 million, $15.2 million, and $11.3 million, respectively.

*Revenue Recognition*

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Our policy on sales to distributors is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Unclaimed rebates, which historically have not been significant, are reversed to revenue upon expiration of the rebate. Rebates typically expire six months from the date of the original sale.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-9. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. If market conditions decline, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, we have not recorded any such losses. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

*Concentration of Credit Risk*

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. One customer accounted for approximately 11% of our accounts receivable balance at January 29, 2006. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

*Impairment of Long-Lived Assets*

In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

*Rent Expense*

We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred, but not paid.

*Accounting for Asset Retirement Obligations*

In fiscal 2004, we adopted Statement of Financial Accounting Standards No. 143, or SFAS No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. During fiscal 2005, we completed leasehold improvements at our headquarters facility in Santa Clara, California and recorded a liability of $4.5 million to return the property to its original condition upon lease termination in fiscal year 2013. During fiscal 2006, we continued the expansion of our international facilities, and completed leasehold improvements at our international sites. As a result, we recorded an additional liability of $2.0 million, of which $0.2 million relates to accretion expense, to return the properties at these sites to their original condition upon lease termination.

*Income Taxes*

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes,* establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

*Fair Value of Financial Instruments*

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 29, 2006 and January 30, 2005. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

*Foreign Currency Translation*

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, deposits and other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" and to date have not been significant.

*Comprehensive Income*

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

*Goodwill*

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets.* As required by SFAS No. 142, we discontinued amortizing the remaining balances of goodwill as of the beginning of fiscal 2003. All remaining and future acquired goodwill will be subject to our annual impairment test during our fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our SFAS No. 142 impairment test, we performed our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such an impairment by applying fair value-based tests to individual assets and liabilities. We elected to perform our annual goodwill impairment review during the fourth quarter of each fiscal year. We completed our most recent annual impairment test during the fourth quarter of fiscal 2006 and concluded that there was no impairment. However, future events or circumstances may result in a charge to earnings due to the potential for a write-down of goodwill in connection with such tests.

*Stock-Based Compensation*

Statement of Financial Accounting Standards No. 148, or SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, or SFAS No. 123, *Accounting for Stock-Based Compensation,* to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based compensation and the effect of the method used on reported results.

We use the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* to account for our stock-based employee compensation plans. As such, compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share. We recognize compensation cost for awards with pro rata vesting on a straight-line basis. Compensation cost for our stock-based compensation plans as determined consistent with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* would have decreased net income in the periods presented to the pro forma amounts indicated below:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | (In thousands, except per share data) | | |
| Net income, as reported | $302,586 | $100,356 | $ 74,419 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 920 | 1,070 | 537 |
| Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects | (79,862) | (87,071) | (74,513) |
| Pro forma net income | $223,644 | $ 14,355 | $ 443 |
| Basic net income per share—as reported | $ 1.78 | $ 0.60 | $ 0.46 |
| Basic net income per share—pro forma | $ 1.32 | $ 0.09 | $ 0.00 |
| Diluted net income per share—as reported | $ 1.65 | $ 0.57 | $ 0.43 |
| Diluted net income per share—pro forma | $ 1.22 | $ 0.08 | $ 0.00 |

During the first quarter of fiscal 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. As a result of recent regulatory guidance, including SEC Staff Accounting Bulletin No. 107, or SAB

No. 107, and in anticipation of the impending effective date of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment,* we reevaluated the assumptions we use to estimate the value of employee stock options and shares issued under our employee stock purchase plan, beginning with stock options granted and shares issued under our employee stock purchase plan in our first quarter of fiscal 2006. We determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of expected volatility than historical volatility. Additionally, in the first quarter of fiscal 2006, we began segregating options into groups for employees with relatively homogeneous exercise behavior in order to make full use of the capabilities of the binomial valuation model. As such, the expected term is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. We believe the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan, we decided to continue to use the Black-Scholes model to calculate the estimated fair value.

For the purpose of the pro forma calculation, the fair value of stock options granted under our stock option plans and the fair value of shares issued under our employee stock purchase plan have been estimated with the following assumptions:

| | Stock Options | | |
|---|---|---|---|
| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
| | *(Using a binomial model)* | *(Using the Black-Scholes model)* | *(Using the Black-Scholes model)* |
| Weighted average expected life of stock options (in years) | 3.6 - 5.1 | 4.0 | 4.0 |
| Risk free interest rate | 4.0% - 4.4% | 3.0% | 2.4% |
| Volatility | 34% - 48% | 75% - 80% | 80% |
| Dividend yield | — | — | — |

| | Employee Stock Purchase Plan | | |
|---|---|---|---|
| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
| | *(Using the Black-Scholes model)* | *(Using the Black-Scholes model)* | *(Using the Black-Scholes model)* |
| Weighted average expected life of shares (in years) | 0.5 - 2.0 | 0.5 - 2.0 | 0.5 - 1.0 |
| Risk free interest rate | 0.9% - 3.7% | 1.1% - 2.1% | 1.6% - 2.4% |
| Volatility | 30% - 45% | 80% | 88% |
| Dividend yield | — | — | — |

For the purpose of the pro forma calculation, the weighted average per share fair value of options granted during fiscal 2006, 2005 and 2004 was approximately $10.87, $14.10, and $9.43, respectively. For the purpose of the pro forma calculation, the weighted average fair value of shares purchased under the employee stock purchase plan during fiscal 2006, 2005 and 2004 was approximately $3.44, $5.28, and $3.76, respectively.

*Net Income Per Share*

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income per share for periods when their effect is anti-dilutive. The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | (In thousands, except per share data) | | |
| Numerator: | | | |
| Numerator for basic and diluted net income per share | $302,586 | $100,356 | $ 74,419 |
| Denominator: | | | |
| Denominator for basic net income per share, weighted average shares | 169,690 | 166,062 | 160,924 |
| Effect of dilutive securities: | | | |
| Stock options outstanding | 13,261 | 10,496 | 11,783 |
| Denominator for diluted net income per share, weighted average shares | 182,951 | 176,558 | 172,707 |
| Net income per share: | | | |
| Basic net income per share | $ 1.78 | $ 0.60 | $ 0.46 |
| Diluted net income per share | $ 1.65 | $ 0.57 | $ 0.43 |

Diluted net income per share does not include the effect of the following anti-dilutive common equivalent shares of stock options outstanding of 5.8 million, 13.7 million, and 7.9 million for the fiscal 2006, 2005 and 2004, respectively. The weighted average price of stock options excluded from the computation of diluted earnings per share was $35.58, $27.86, and $29.63 for fiscal 2006, 2005 and 2004, respectively.

*Recently Issued Accounting Pronouncements*

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment,* which requires the measurement and recognition of compensation expense for all stock-based compensation payments. In April 2005, the SEC delayed the effective date of SFAS No. 123(R), which is now effective for annual periods that begin after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB No. 107, which includes interpretive guidance for the initial implementation of SFAS No. 123(R). SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. We intend to adopt SFAS No. 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 30, 2006, the first day of our fiscal 2007. Expensing these incentives in future periods will materially and adversely affect our reported operating results as the stock-based compensation expense would be charged directly against our reported earnings. We anticipate that our stock-based compensation expense will be approximately $18 to $22 million for the first quarter of fiscal 2007 and we are unsure how the market will react to this adverse affect on our operating results, which could impact our stock price. However, had we adopted SFAS No. 123(R) in prior periods, the magnitude of the impact of that standard would have approximated the impact of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* assuming the application of the Black-Scholes model as described in the disclosure of pro forma net income (loss) and pro forma net income (loss) per share in Note 1 of the Notes to Consolidated Financial Statements under the subheading "Stock-Based Compensation." SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

In June 2005, the FASB issued SFAS No. 154, or SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. We will adopt SFAS 154 during the first quarter of fiscal 2007. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2005, the FASB ratified the Emerging Issues Task Force's, or EITF's, Issue No. 05-06, or EITF No. 05-06, Determining the Amortization Period for Leasehold Improvements. EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired. We adopted EITF No. 05-06 during the second quarter of fiscal 2006 and it did not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued Staff Position, or FSP, FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. We do not believe the adoption of this FSP will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS123(R)-3, Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards. This FSP requires an entity to follow either the transition guidance for the additional-paid-in-capital pool as prescribed in SFAS No. 123(R), Share-Based Payment, or the alternative transition method as described in the FSP. An entity that adopts SFAS No. 123(R) using the modified prospective application may make a one-time election to adopt the transition method described in this FSP. An entity may take up to one year from the later of its initial adoption of SFAS No. 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. This FSP became effective in November 2005. We continue to evaluate the impact that the adoption of this FSP could have on our consolidated financial position, results of operations or cash flows.

**Note 2—Acquisition of MediaQ, Inc.**

On August 19, 2003, we completed the acquisition of MediaQ, Inc., or MediaQ, a leading provider of graphics and multimedia technology for wireless mobile devices. Our primary reasons for the acquisition of MediaQ, Inc. were to accelerate our entry into the handheld devices market, use MediaQ's two-dimensional, or 2D, and low power capabilities, allowing us to continue to focus on three-dimensional, or 3D, and advanced video efforts, use existing MediaQ channel and design wins, and enhance MediaQ's PDA business through our existing OEM and original design manufacturer channels.

The aggregate purchase price consisted of cash consideration of approximately $71.3 million, including $1.3 million of direct acquisition costs and $3.5 million of in-process research and development, or IPR&D, The amount of the IPR&D represents the value assigned to research and development projects of MediaQ that had commenced but had not yet reached technological feasibility and had no alternative future use. In accordance with SFAS No. 2, *Accounting for Research and Development Costs,* as clarified by FIN 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2,* amounts assigned to IPR&D meeting the above-stated criteria were charged to expense as part of the allocation of the purchase price.

The pro forma results of operations have not been presented for the acquisition of MediaQ because the effect of this acquisition was not considered material.

**Note 3—3dfx**

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. The 3dfx asset purchase was accounted for under the purchase method of accounting and closed on April 18, 2001. Under the terms of the Asset Purchase Agreement, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx two million shares of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors of 3dfx reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, which will be subject to the review and approval of the Bankruptcy Court, calls for a payment of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million relates to various administrative expenses and Trustee fees, and $25.0 million relates to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. As such, during the three months ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. Please see Note 11 for further information regarding this litigation.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below.

| | Fair Market Value | Straight-Line Amortization Period |
|---|---|---|
| | (In thousands) | (Years) |
| Property and equipment | $ 2,433 | 1-2 |
| Trademarks | 11,310 | 5 |
| Goodwill | 85,418 | — |
| Total | $99,161 | |

The final allocation of the purchase price of the 3dfx assets is contingent upon the amount of and circumstances surrounding additional consideration, if any, that we may pay related to the 3dfx asset purchase.

### Note 4—Goodwill

The carrying amount of goodwill is as follows:

| | January 29, 2006 | January 30, 2005 | January 25, 2004 |
|---|---|---|---|
| | | (In thousands) | |
| 3dfx | $ 75,326 | $ 50,326 | $ 50,326 |
| MediaQ | 52,913 | 52,913 | 53,695 |
| Other | 17,078 | 4,868 | 4,888 |
| Total goodwill | $145,317 | $108,107 | $108,909 |

During the fourth quarter of fiscal 2006, we recorded $12.2 million as goodwill for the acquisition of a small international company. The acquisition was accounted for under the purchase method of accounting and closed on December 30, 2005. During the third quarter of fiscal 2006, we recorded $25.0 million as goodwill related to the purchase of certain assets of 3dfx. Please refer to Note 3 of the Notes to Consolidated Financial Statements for further information. In fiscal 2005, the amount allocated to MediaQ goodwill was adjusted to $52,913 as a result of additional information that became available. This information was primarily related to liabilities that were less than originally estimated at the time of acquisition.

During fiscal 2005, in conjunction with the reorganization of our business reporting units, we reassigned goodwill to our reporting units using a relative fair value allocation approach. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The amount of goodwill allocated to our GPU, MCP, Handheld GPU, Consumer Electronics, and All Other segments as of January 29, 2006, was $99.3 million, $15.1 million, $12.7 million, $11.9 million, and $6.3 million, respectively. Please refer to Note 15 of the Notes to Consolidated Financial Statements for further segment information.

### Note 5—Amortizable Intangible Assets

We are currently amortizing our intangible assets with definitive lives over periods ranging from 1 to 5 years on a straight-line basis. The components of our amortizable intangible assets are as follows:

| | January 29, 2006 | | | January 30, 2005 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | | | (In thousands) | | | |
| Technology licenses | $21,586 | $(13,595) | $ 7,991 | $17,236 | $ (9,841) | $ 7,395 |
| Patents | 23,750 | (19,911) | 3,839 | 23,260 | (15,400) | 7,860 |
| Acquired intellectual property | 27,086 | (24,516) | 2,570 | 27,086 | (18,578) | 8,508 |
| Trademarks | 11,310 | (10,807) | 503 | 11,310 | (8,544) | 2,766 |
| Other | 1,494 | (976) | 518 | 1,494 | (509) | 985 |
| Total intangible assets | $85,226 | $(69,805) | $15,421 | $80,386 | $(52,872) | $27,514 |

Amortization expense associated with intangible assets for fiscal 2006, 2005 and 2004 was $16.9 million, $19.7 million, and $16.2 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 29, 2006 is estimated to be $10.5 million in fiscal 2007, $4.3 million in fiscal 2008, and $0.6 million in fiscal 2009 and thereafter.

### Note 6—Marketable Securities

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method. Net realized losses for fiscal 2006 and 2005 were $2.8 million and $0.4 million, respectively. Net realized gains for fiscal 2004 were $2.9 million.

The following is a summary of cash equivalents and marketable securities at January 29, 2006 and January 30, 2005:

| | January 29, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain | Unrealized (Loss) | Estimated Fair Value |
| | (In thousands) | | | |
| Asset-backed securities | $224,649 | $ 1 | $ (983) | $223,667 |
| Commercial paper | 138,091 | 13 | (7) | 138,097 |
| Obligations of the United States government & its agencies | 72,753 | 8 | (834) | 71,927 |
| United States corporate notes, bonds and obligations | 179,930 | 5 | (1,467) | 178,468 |
| Money market | 256,593 | — | — | 256,593 |
| Total | $872,016 | $ 27 | $(3,291) | $868,752 |
| Classified as: | | | | |
| Cash equivalents | | | | $470,334 |
| Marketable securities | | | | 398,418 |
| Total | | | | $868,752 |

| | January 30, 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain | Unrealized (Loss) | Estimated Fair Value |
| | (In thousands) | | | |
| Publicly traded equity securities | $ 687 | $ 220 | $ — | $ 907 |
| Asset-backed securities | 177,771 | 1 | (1,786) | 175,986 |
| Commercial paper | 7,854 | — | — | 7,854 |
| Obligations of the United States government & its agencies | 104,768 | — | (895) | 103,873 |
| United States corporate notes, bonds and obligations | 182,688 | 6 | (1,874) | 180,820 |
| Money market | 164,377 | — | — | 164,377 |
| Total | $638,145 | $ 227 | $(4,555) | $633,817 |
| Classified as: | | | | |
| Cash equivalents | | | | $172,284 |
| Marketable securities | | | | 461,533 |
| Total | | | | $633,817 |

The following table provides the breakdown of the investments with unrealized losses at January 29, 2006:

| | Less than 12 months | | 12 months or greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| | | | (In thousands) | | | |
| Asset-backed securities | $ 78,286 | $ (334) | $ 48,293 | $ (649) | $126,579 | $ (983) |
| Commercial paper | 19,600 | (7) | — | — | 19,600 | (7) |
| Obligations of the United States government & its agencies | 39,032 | (434) | 22,851 | (400) | 61,883 | (834) |
| United States corporate notes, bonds and obligations | 139,842 | (485) | 64,593 | (982) | 204,435 | (1,467) |
| Money market | — | — | — | — | — | — |
| Total | $276,760 | $(1,260) | $135,737 | $(2,031) | $412,497 | $(3,291) |

As of January 29, 2006, we had 143 investments that were in an unrealized loss position with an average unrealized loss duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 29, 2006 are temporary in nature. We review our investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration.

The amortized cost and estimated fair value of cash equivalents and marketable securities classified as available-for-sale at January 29, 2006 and January 30, 2005 by contractual maturity are shown below.

All of our marketable securities are debt instruments with the exception of $0.9 million of publicly traded equity securities at January 30, 2005.

| | January 29, 2006 | | January 30, 2005 | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| | | (In thousands) | | |
| Less than one year | $491,259 | $491,246 | $198,242 | $197,844 |
| Due in 1-5 years | 364,065 | 361,047 | 416,085 | 412,141 |
| Due in 6-7 years | 16,692 | 16,459 | 23,132 | 22,925 |
| Total | $872,016 | $868,752 | $637,459 | $632,910 |

## Note 7—Balance Sheet Components

Certain balance sheet components are as follows:

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| **Inventories:** | | |
| Raw materials | $ 25,743 | $ 23,225 |
| Work in-process | 107,847 | 130,211 |
| Finished goods | 121,202 | 162,082 |
| Total inventories | $254,792 | $315,518 |

The significant decrease in work-in-process and finished goods was the result of significant reductions in older products, offset by an increase in new products.

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| **Deposits and Other Assets:** | | |
| Investments in non-affiliates | $11,684 | $2,000 |
| Long-term prepayments | 7,504 | 2,594 |
| Other | 8,289 | 4,440 |
| Total deposits and other assets | $27,477 | $9,034 |

The $9.7 million increase in investments in non-affiliates is related to cost method investments in two private companies.

| | January 29, 2006 | January 30, 2005 | Estimated Useful Life |
|---|---|---|---|
| | (In thousands) | | (Years) |
| **Property and Equipment:** | | | |
| Software | $ 153,618 | $ 125,310 | 3-5 |
| Test equipment | 88,468 | 86,883 | 3 |
| Computer equipment | 106,061 | 82,428 | 3 |
| Leasehold improvements | 88,376 | 79,160 | (A) |
| Construction in process | 2,260 | 3,264 | (B) |
| Office furniture and equipment | 21,618 | 18,777 | 5 |
| | 460,401 | 395,822 | |
| Accumulated depreciation and amortization | (282,249) | (216,867) | |
| Total property and equipment, net | $ 178,152 | $ 178,955 | |

(A) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(B) Construction in process represents assets that had not been in service as of the balance sheet date.

Depreciation expense for fiscal 2006, 2005, and 2004 was $76.4 million, $71.3 million, and $59.3 million, respectively. Assets recorded under capital leases included in property and equipment were $17.1 million and $19.3 million as of January 29, 2006 and January 30, 2005, respectively. Related accumulated amortization was

$17.1 million and $17.8 million as of January 29, 2006 and January 30, 2005, respectively. Amortization expense for fiscal 2006, 2005, and 2004 related to capital leases was $1.2 million, $3.8 million, and $5.4 million, respectively.

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| **Accrued Liabilities:** | | |
| Accrued customer programs | $ 90,056 | $ 83,013 |
| Deferred revenue | 217 | 11,500 |
| Customer advances | 1,556 | 1,457 |
| Taxes payable | 58,355 | 28,826 |
| Accrued payroll and related expenses | 53,080 | 37,016 |
| Deferred rent | 11,879 | 10,844 |
| Accrued legal settlement | 30,600 | — |
| Other | 13,521 | 9,421 |
| Total accrued liabilities | $259,264 | $182,077 |
| **Other Long-term Liabilities:** | | |
| Asset retirement obligation | $ 6,440 | $ 4,483 |
| Other long-term liabilities | 4,184 | 3,875 |
| Total other long-term liabilities | $ 10,624 | $ 8,358 |

## Note 8—Guarantees

FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. The reductions to revenue for estimated product returns for fiscal 2006, 2005 and 2004 are as follows:

| Description | Balance at Beginning of Period | Additions (1) | Deductions (2) | Balance at End of Period |
|---|---|---|---|---|
| | | (In thousands) | | |
| Year ended January 29, 2006 | | | | |
| Allowance for sales returns | $11,687 | $35,127 | $(36,575) | $10,239 |
| Year ended January 30, 2005 | | | | |
| Allowance for sales returns | $ 9,421 | $22,463 | $(20,197) | $11,687 |
| Year ended January 25, 2004 | | | | |
| Allowance for sales returns | $13,228 | $23,796 | $(27,603) | $ 9,421 |

(1) Allowances for sales returns are charged as a reduction to revenue.

(2) Represents amounts written off against the allowance for sales returns.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our consolidated financial statements for such indemnifications.

## Note 9—Stockholders' Equity

*Stock Repurchase Program*

On August 9, 2004 we announced that our Board of Directors, or the Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300.0 million. As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. During the fourth quarter of fiscal 2006, we repurchased 1.3 million shares of our common stock for $50.0 million under a structured share repurchase transaction, which we recorded on the trade date of the transaction. Through the end of the fourth quarter of fiscal 2006, we have repurchased 8.5 million shares under our stock repurchase program for a total cost of $213.2 million. During the first quarter of fiscal 2007, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $50.0 million that we expect to settle prior to the end of our first fiscal quarter.

On March 6, 2006, we announced that our Board of Directors had approved an increase in our existing stock repurchase program. We announced a $400 million increase to the original stock repurchase program we had announced in August 2004. As a result of this increase, the amount of common stock the Board of Directors has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase transactions, in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

*Convertible Preferred Stock*

As of January 29, 2006, there were no shares of preferred stock outstanding.

*2000 Nonstatutory Equity Incentive Plan*

On August 1, 2000, our Board of Directors approved the 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, to provide for the issuance of our common stock to employees and affiliates who are not directors, officers or 10% stockholders. The 2000 Plan provides for the issuance of nonstatutory stock options, stock bonuses and restricted stock purchase rights. Option grants issued under the 2000 plan generally expire in six to 10 years. The Compensation Committee appointed by the Board of Directors has the authority to amend the 2000 Plan and to determine the option term, exercise price and vesting period of each grant. Initial option grants generally vest ratably over a four-year period, with 25% becoming vested approximately one year from the date of grant and the remaining 75% vesting on a quarterly basis over the next three years. Subsequent option grants generally vest quarterly over a three-year period. There were a total of 21,939,202 shares authorized for issuance and 10,595,890 shares available for future issuance under the 2000 Plan as of January 29, 2006.

*1998 Equity Incentive Plan*

The Equity Incentive Plan, or the 1998 Plan, was adopted by our Board of Directors on February 17, 1998 and was approved by our stockholders on April 6, 1998 as an amendment and restatement of our then existing Equity Incentive Plan which had been adopted on May 21, 1993. The 1998 Plan provides for the issuance of our common stock to directors, employees and consultants. The 1998 Plan was subsequently amended on March 7, 2006. The 1998 Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options. There were a total of 110,094,385 shares authorized for issuance and 5,059,598 shares available for future issuance under the 1998 Plan as of January 29, 2006.

Pursuant to the 1998 Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

Option grants issued under the 1998 Plan generally expire in six to ten years. Vesting periods are determined by the Board of Directors or the Compensation Committee of the Board of Directors. Initial option grants made after February 10, 2004 under the 1998 Plan generally vest ratably each quarter over a three year period. Subsequent option grants are generally granted for performance and generally vest quarterly over a three year period.

*1998 Non-Employee Directors' Stock Option Plan*

In February 1998, our Board of Directors adopted the 1998 Non-Employee Directors' Stock Option Plan, or the Directors Plan, to provide for the automatic grant of non-qualified options to purchase shares of our common stock to our directors who are not employees or consultants of us or of an affiliate of us.

In July 2000, the Board of Directors amended the 1998 Plan to incorporate the automatic grant provisions of the Directors' Plan into the 1998 Plan. Future automatic grants to non-employee directors will be made according to the terms of the Directors' Plan, but will be made out of the 1998 Plan until such time as shares may become available for issuance under the amended Directors' Plan. In May 2002, the Directors' Plan was amended further to reduce the number of shares granted to our non-employee directors. The altered automatic grant provisions of the Directors' Plan are also incorporated into the 1998 Plan. The terms of the amended Directors' Plan are described below.

Under the amended Directors Plan, each non-employee director who is elected or appointed to our Board of Directors for the first time is automatically granted an option to purchase 75,000 shares, which vests quarterly over a three-year period, or Initial Grant. Previously, such a director was entitled to a grant of 200,000 shares, vesting monthly over a four-year period.

Under the amended Directors Plan, on August 1, 2002, each non-employee director was automatically granted an option to purchase 75,000 shares, which will vest 33% on the first anniversary of the grant date, with the remaining 66% vesting quarterly over the second and third years after the date of grant, provided that the director has attended at least 75% of the meetings during the year following the date of the grant, or 2002 Grants. Previously, such a director was entitled to an annual grant of 80,000 shares, vesting 100% on the first anniversary of the date of the grant.

On August 1, 2003 and on each August 1 thereafter, each non-employee director will be automatically granted an option to purchase 25,000 shares, or Annual Grant. These Annual Grants will begin vesting on the second anniversary of the date of the grant and vest quarterly during the next year. The Annual Grants will be fully vested on the third anniversary of the date of the grant, provided that the director has attended at least 75% of the meetings during the year following the date of the grant.

On August 1, 2002 and each August 1 of each year thereafter, each non-employee director who is a member of a committee of the Board of Directors will automatically be granted an option to purchase 5,000 shares, or Committee Grant. The Committee Grants vest in full on the first anniversary of the date of the grant, provided that the director has attended at least 75% of the meetings during the year following the date of the grant. Previously, such a director was entitled to a grant of 20,000 shares, vesting in full on the first anniversary of the date of the grant. Directors who were members of two committees, Messrs. Cox, Gaither and Jones, waived their grant of an additional 5,000 shares for being a member of a second committee in fiscal 2004, 2005 and 2006.

If a non-employee director fails to attend at least 75% of the regularly scheduled meetings during the year following the grant of an option, rather than vesting as described previously, the 2002 Grants and Committee Grants will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% for the fourth year, and the Annual Grants will vest 30% upon the three-year anniversary of the grant date and 70% for the fourth year, such that in each case the entire option will become fully vested on the four-year anniversary of the date of the grant. For the 2002 Grants, Annual Grants and Committee Grants, if the person has not been serving on the Board of Directors or committee since a prior year's annual meeting, the number of shares granted will be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve in such capacity.

The Compensation Committee administers the amended Directors Plan. A total of 1,200,000 shares have been authorized and issued under the amended Directors Plan of which none is available for future issuance as of January 29, 2006. As described above, future grants to non-employee directors will be made out of the 1998 Plan.

*Employee Stock Purchase Plan*

In February 1998, our Board of Directors approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 26,000,000 shares. There are a total of 26,000,000 shares authorized for issuance. At January 29, 2006, 7,531,781 shares have been issued under the Purchase Plan and 18,468,219 shares are available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of 6 months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following summarizes the transactions under the 1998 Plan, 2000 Plan and Directors Plan:

| | Options Available for Grant | Options Outstanding | Weighted Average Price Per Share |
|---|---|---|---|
| Balances, January 26, 2003 | 31,985,579 | 35,635,704 | $12.93 |
| Authorized | 8,796,156 | — | — |
| Granted | (12,680,144) | 12,675,144 | 14.77 |
| Exercised | — | (4,688,703) | 5.17 |
| Cancelled | 855,440 | (855,440) | 19.26 |
| Balances, January 25, 2004 | 28,957,031 | 42,766,705 | $14.20 |
| Authorized | — | — | — |
| Granted | (8,514,926) | 8,514,926 | 23.48 |
| Exercised | — | (3,051,875) | 8.29 |
| Cancelled | 2,069,599 | (2,069,599) | 18.82 |
| Balances, January 30, 2005 | 22,511,704 | 46,160,157 | $16.10 |
| Authorized | — | — | — |
| Granted | (8,208,893) | 8,208,893 | 27.73 |
| Exercised | — | (9,037,133) | 11.89 |
| Cancelled | 1,352,677 | (1,352,677) | 20.57 |
| Balances, January 29, 2006 | 15,655,488 | 43,979,240 | $19.00 |

The following table summarizes information about stock options outstanding as of January 29, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.09 - $0.09 | 2,000 | 0.9 | $ 0.09 | 2,000 | $ 0.09 |
| 0.33 - 0.33 | 112,300 | 1.6 | $ 0.33 | 112,300 | $ 0.33 |
| 0.66 - 0.79 | 327,710 | 1.8 | $ 0.74 | 327,710 | $ 0.74 |
| 1.38 - 1.93 | 3,128,914 | 2.2 | $ 1.75 | 3,128,914 | $ 1.75 |
| 2.21 - 2.25 | 170,250 | 2.6 | $ 2.25 | 170,250 | $ 2.25 |
| 4.09 - 5.88 | 2,387,233 | 3.5 | $ 4.73 | 2,385,911 | $ 4.73 |
| 7.65 - 11.07 | 3,673,508 | 5.0 | $ 9.54 | 3,251,830 | $ 9.62 |
| 11.51 - 17.18 | 10,083,542 | 4.0 | $14.49 | 6,076,088 | $14.67 |
| 17.53 - 26.25 | 15,871,324 | 4.7 | $23.02 | 6,350,213 | $20.85 |
| 26.38 - 39.54 | 7,597,959 | 5.3 | $32.15 | 3,625,484 | $31.93 |
| 42.98 - 53.61 | 624,000 | 5.6 | $43.35 | 623,750 | $43.35 |
| 65.47 - 65.47 | 500 | 6.0 | $65.47 | 500 | $65.47 |
| $0.09 - $65.47 | 43,979,240 | 4.4 | $19.00 | 26,054,950 | $15.86 |

## Note 10—Retirement Plan

We have a 401(k) Retirement Plan, or the Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100 percent of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. We do not make employer contributions to the Plan.



## Note 11—Financial Arrangements, Commitments and Contingencies

*Inventory Purchase Obligations*

At January 29, 2006, we had outstanding inventory purchase obligations totaling $401.6 million.

*Convertible Subordinated Debentures*

In October 2000, we sold $300.0 million 4¾% convertible subordinated debentures, or the Notes, due October 15, 2007 in a public offering. Proceeds from the offering were approximately $290.8 million after deducting underwriting discounts, commissions and offering expenses. Issuance costs related to the offering totaled $9.2 million and were amortized to interest expense over the term of the Notes. Interest on the Notes accrued at the rate of 4¾% per annum and was payable semiannually in arrears on April 15 and October 15 of each year, commencing April 15, 2001. Interest expense, excluding the amortization of issuance costs, related to the Notes for fiscal 2004 was $10.4 million. The Notes were redeemable at our option on or after October 20, 2003 and were also convertible at the option of the holder at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $46.36 per share, subject to adjustment in certain circumstances.

On October 24, 2003, we fully redeemed the Notes. The aggregate principal amount of the Notes outstanding was $300.0 million, which included $18.6 million of Notes that we had purchased in the open market during the three months ended October 26, 2003. The redemption price was equal to approximately 102.7% of the outstanding principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, the redemption date. In connection with the redemption of the Notes, we recorded a charge in our consolidated statement of income approximately $13.1 million, which included a $7.6 million redemption premium and $5.5 million for the write-off of unamortized issuance costs.

*Lease Obligations*

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of five buildings. The related leases expire in 2012 and each includes two seven-year renewals at our option. Future minimum lease payments under these operating leases total $152.8 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal 2013. Future minimum lease payments under our noncancelable operating leases as of January 29, 2006, are as follows:

| | Operating<br>(In thousands) |
|---|---|
| **Year ending January:** | |
| 2007 | $ 29,557 |
| 2008 | 29,321 |
| 2009 | 28,396 |
| 2010 | 27,794 |
| 2011 | 27,812 |
| 2012 and thereafter | 29,603 |
| Total | $172,483 |

Rent expense for the years ended January 29, 2006, January 30, 2005, and January 25, 2004 was $29.5 million, $28.0 million, and $26.4 million, respectively.

The following is an analysis of the property and equipment under capital leases by major classes:

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| **Property and Equipment:** | | |
| Software and other | $ 629 | $ 634 |
| Test equipment | 6,895 | 9,125 |
| Computer equipment | 4,331 | 4,331 |
| Leasehold improvements | 4 | — |
| Office furniture and equipment | 5,232 | 5,232 |
| | $ 17,091 | $ 19,322 |
| Accumulated depreciation and amortization | (17,091) | (17,835) |
| Total property and equipment, net | $ — | $ 1,487 |

*Litigation*

*3dfx*

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement to purchase certain graphics chip assets from 3dfx. The 3dfx asset purchase closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease. The landlords' complaints both assert claims for, among other things, interference with contract, successor liability and fraudulent transfer and seek to recover, among other things, amounts owed on their leases with 3dfx in the aggregate amount of approximately $10 million. In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. The landlords' actions were subsequently removed to the United States Bankruptcy Court for the Northern District of California and consolidated with a complaint filed by the Trustee in the 3dfx bankruptcy case for purposes of discovery. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court and the landlord actions were removed to the United States District Court for the Northern District of California. On November 10, 2005, the District Court granted NVIDIA's motion to dismiss the landlords' respective amended complaints and allowed the landlords to have until February 4, 2006 to amend their complaints. The landlords' refiled claims against NVIDIA in early February 2006, and NVIDIA again requested the District Court to dismiss all such claims made by the landlords. A hearing on NVIDIA's new motions to dismiss is set for hearing on April 17, 2006. Discovery is stayed pending this hearing and no trial date has been set in these actions. We believe the claims asserted against us by the landlords are without merit and we will continue to defend ourselves vigorously.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent the interests of the 3dfx bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Court issued its ruling denying the Trustee's Motion for Summary Adjudication in all material respects and holding that NVIDIA is prevented from disputing that the value of the 3dfx transaction to NVIDIA was less than $108.0

million. The Court expressly denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA were at least $108.0 million. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, is subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The scope and schedule for that confirmation process has yet to be determined, but we expect that hearing to now occur sometime in the next few months. The Trustee has advised that he intends to object to the settlement. The settlement with the Creditors' Committee calls for a payment of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million relates to various administrative expenses and Trustee fees, and $25.0 million relates to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. As such, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

The Bankruptcy Court, over objection of the Creditors' Committee and NVIDIA, has ordered the discovery portion of the litigation to proceed while the settlement is pending approval through the confirmation process. However, no trial date has been set in the Trustee's action. In addition, following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the proposed settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interest's of 3dfx shareholders. That petition was granted and an Equity Holder's Committee was appointed. Counsel for the Equity Holder's Committee has announced an intention to file a competing Plan of Reorganization or Liquidation in the Trustee's case.

*Opti Incorporated*

On October 19, 2004, Opti Incorporated, or Opti, filed a complaint for patent infringement against NVIDIA in the United States District Court for the Eastern District of Texas. Opti asserts that unspecified NVIDIA chipsets infringe five U.S. patents held by Opti. Opti seeks unspecified damages for our alleged conduct, attorneys' fees and triple damages for alleged willful infringement by NVIDIA. NVIDIA filed a response to this complaint in December 2004. A case management conference was held in July 2005 where a trial date was set for July 2006. A court mandated mediation was held in January 2006 and did not resolve the matter. Discovery continues, as well as preparation for the Markman hearing on claim construction. The Markman hearing is scheduled for April 13, 2006. We believe the claims asserted against us are without merit and we will continue to defend ourselves vigorously. We do not have sufficient information to determine whether a loss is probable. As such, we have not recorded any liability in our consolidated financial statements for such, if any, loss.

*American Video Graphics*

In August 2004, a Texas limited partnership named American Video Graphics, LP, or AVG, filed three separate complaints for patent infringement against various corporate defendants, not including NVIDIA, in the United States District Court for the Eastern District of Texas. AVG initially asserted that each of the approximately thirty defendants sells products that infringe one or more of seven separate patents that AVG claims relate generally to graphics processing functionality. In November 2004, NVIDIA sought and was granted permission to intervene in two of the three pending AVG lawsuits. Our complaint in intervention alleged that both of the patents in suit were invalid and that, to the extent AVG's claims target NVIDIA products, the asserted patents were not infringed.

On December 19, 2005, AVG and substantially all of the named defendants and intervenors, including NVIDIA, settled all of pending claims; the only surviving claims will relate solely to two non-settling defendants. As part of the settlement, the defendants and intervenors paid an undisclosed aggregate amount to AVG. In exchange, all pending claims between the settling parties were dismissed with prejudice, and AVG granted to all settling parties a full release of all claims for past damages and a full license for all future sales of accused products under all of AVG's patents, including the patents in suit. In addition, as part of the settlement, all settling defendants and intervenors fully and finally waived any claims for indemnification they may have had against any other settling party.

We are subject to other legal proceedings, but we do not believe that the ultimate outcome of any of these proceedings will have a material adverse effect on our financial position or overall trends in results of operations. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period.

### Note 12—Settlement Costs

Settlement costs were $14.2 million for fiscal 2006. The settlement costs are associated with two litigation matters, 3dfx and AVG. AVG is settled. The 3dfx matter is not finally settled and is subject to judicial review and the completion of appropriate procedures and documents. However, based on the potential settlement in this case, we have concluded that a loss is probable and that we can reasonably estimate the amount of loss. Please refer to Note 11 of the Notes to Consolidated Financial Statements for further information.

### Note 13—Income Taxes

The provision for income taxes applicable to income before income taxes consists of the following:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Current: | | | |
| Federal | $ 22,050 | $ — | $ — |
| State | 375 | 355 | 221 |
| Foreign | 11,012 | 8,826 | (51,590) |
| Total current | 33,437 | 9,181 | (51,369) |
| Deferred: | | | |
| Federal | (10,622) | 4,683 | 19,861 |
| State | — | (620 ) | 35,274 |
| Foreign | — | — | — |
| Total deferred | (10,622) | 4,063 | 55,135 |
| Charge in lieu of taxes attributable to employer stock option plans | 34,820 | 11,845 | 8,488 |
| Provision for income taxes | $ 57,635 | $25,089 | $ 12,254 |

Income before income taxes consists of the following:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Domestic | $ 54,955 | $ 9,556 | $ (17,816) |
| Foreign | 305,266 | 115,889 | 104,489 |
| | $360,221 | $125,445 | $ 86,673 |

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to income before income taxes as follows:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | | (In thousands) | |
| Tax expense computed at Federal Statutory Rate | $126,077 | $ 43,906 | $ 30,336 |
| State income taxes (benefit), net of federal tax effect | 861 | 230 | 544 |
| Foreign tax rate differential | (57,286) | (8,462) | (11,671) |
| Research and experimental credit | (12,210) | (10,710) | (5,230) |
| In-process research and development | — | — | 1,225 |
| Change in estimates | — | — | (36,766) |
| Increase in beginning of year valuation allowance | — | — | 33,599 |
| Other | 193 | 125 | 217 |
| Provision for income taxes | $ 57,635 | $ 25,089 | $ 12,254 |

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 138,541 | $ 101,238 |
| Accruals and reserves, not currently deductible for tax purposes | 12,438 | 13,373 |
| Property, equipment and intangible assets | 16,928 | 17,182 |
| Research and other tax credit carryforwards | 146,089 | 113,856 |
| Gross deferred tax assets | 313,996 | 245,649 |
| Less valuation allowance | (230,707) | (190,563) |
| Net deferred tax assets | 83,289 | 55,086 |
| Deferred tax liabilities: | | |
| Unremitted earnings of foreign subsidiaries | (90,156) | (72,575) |
| Net deferred tax liability | $ (6,867) | $ (17,489) |

Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 16.0% in fiscal 2006, 20.0% in fiscal 2005, and 14.1% in fiscal 2004. The change in the rate was primarily a result of changes in our geographic mix of income subject to tax. As of January 29, 2006, we had a valuation allowance of $230.7 million. Of the total valuation allowance, $182.2 million is attributable to certain net operating loss and tax credit carryforwards resulting from the exercise of employee stock options. The tax benefit of these net operating loss and tax credit carryforwards, if and when realized, would be accounted for as a credit to stockholders' equity. Of the remaining valuation allowance as of January 29, 2006, $19.5 million relates to federal and state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $29.0 million relates to certain state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes probable, recognition of these acquired tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. To the extent realization of the deferred tax assets related to certain state tax benefits becomes probable, we would recognize an income tax benefit in the period such asset is more likely than not to be realized.

As of January 29, 2006, we had a federal net operating loss carryforward of approximately $374.1 million and cumulative state net operating loss carryforwards of approximately $180.1 million. The federal net operating loss carryforward will expire beginning in fiscal 2012 and the state net operating loss carryforwards will begin to expire in fiscal 2007 according to the rules of each particular state. As of January 29, 2006, we had federal research and experimentation tax credit carryforwards of approximately $92.1 million that will begin to expire in fiscal 2008. The research and experimentation tax credit carryforward attributable to states is approximately $78.2 million, of which approximately $75.3 million is attributable to the State of California and may be carried over indefinitely, and approximately $2.9 million is attributable to various other states and will expire beginning in fiscal 2016 according to the rules of each particular state. We have other California state tax credit carryforwards of approximately $4.9 million that will begin to expire in fiscal 2007. Utilization of net operating losses and tax credit carryforwards may be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state provisions. If such a limitation applies, the net operating loss and tax credit carryforwards may expire before full utilization.

The American Jobs Creation Act of 2004, or Act, was signed into law on October 22, 2004. The Act provided a temporary incentive for United States multinational corporations to repatriate accumulated income earned outside the United States at a federal effective tax rate of 5.25%. In the fourth quarter of fiscal 2006, we repatriated $420 million in foreign earnings under the Act. The net tax effect of this distribution was minimal because the current tax cost at a 5.25% tax rate was offset by the benefit attributable to reducing our deferred tax liability for taxes on earnings previously provided at the statutory rate of 35%.

## Note 14—Microsoft Agreement

On March 5, 2000, we entered into an agreement with Microsoft Corporation, or the Microsoft Agreement, in which we agreed, under certain terms and conditions, to develop and sell processors for use in the Xbox video game console. Under the Microsoft Agreement, in the event that an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock.

## Note 15—Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal 2006, we reorganized our operating segments to bring all major product groups in line with our strategy to position ourselves as the worldwide leader in programmable graphics processor technologies. We now report financial information for four product-line operating segments to our CODM: the GPU Business is composed of products that support desktop PCs, notebook PCs and professional workstations; the MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that can off-load system functions, such as audio processing and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of revenue from our contractual arrangements with SCE to jointly develop a custom GPU incorporating our next-generation GeForce GPU and SCE's system solutions in SCE's PlayStation3, revenue from sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $121.2 million and $101.5 million for fiscal 2006 and 2005, respectively, that we do not allocate to our other operating segments. "All Other" also includes the results of operations of other miscellaneous operating segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of memory. All prior period amounts have been restated to reflect our new reporting structure.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

For periods prior to the first quarter of fiscal 2005, product-line operating segment information other than revenue was impracticable to obtain primarily due to changes in our enterprise resource system structure that we implemented during the first quarter of fiscal 2005.

| | GPU | MCP | Handheld GPU | CE | All Other | Consolidated |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| **Twelve Months Ended January 29, 2006:** | | | | | | |
| Revenue | $1,654,397 | $352,319 | $ 58,745 | $170,222 | $ 140,004 | $2,375,687 |
| Depreciation and amortization expense | $ 33,080 | $ 12,092 | $ 12,480 | $ 1,552 | $ 30,817 | $ 90,021 |
| Operating income (loss) | $ 370,636 | $ 32,865 | $(34,922) | $ 83,881 | $(112,363) | $ 340,097 |
| **Twelve Months Ended January 30, 2005:** | | | | | | |
| Revenue | $1,348,968 | $175,663 | $ 45,921 | $259,968 | $ 179,513 | $2,010,033 |
| Depreciation and amortization expense | $ 32,849 | $ 12,824 | $ 11,620 | $ 880 | $ 32,643 | $ 90,816 |
| Operating income (loss) | $ 178,597 | $ (39,912) | $(37,532) | $107,901 | $ (95,461) | $ 113,593 |
| **Twelve Months Ended January 25, 2004:** | | | | | | |
| Revenue | $1,259,802 | $162,435 | $ 9,009 | $280,134 | $ 111,565 | $1,822,945 |

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| | | (In thousands) | |
| **Revenue:** | | | |
| United States | $ 340,598 | $ 473,721 | $ 444,510 |
| Other Americas | 38,572 | 11,045 | 6,359 |
| China | 401,612 | 269,306 | 280,975 |
| Taiwan | 1,131,784 | 883,346 | 834,511 |
| Other Asia Pacific | 250,844 | 169,888 | 149,843 |
| Europe | 212,277 | 202,727 | 106,747 |
| Total revenue | $2,375,687 | $2,010,033 | $1,822,945 |

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| | (In thousands) | |
| **Long-lived Assets:** | | |
| United States | $161,505 | $169,872 |
| Other Americas | 609 | — |
| China | 4,443 | 1,030 |
| Taiwan | 1,020 | 951 |
| Other Asia Pacific | 7,670 | 3,123 |
| Europe | 2,905 | 3,979 |
| Total long-lived assets | $178,152 | $178,955 |

Revenue from significant customers, those representing approximately 10% or more of total revenue for the respective periods, is summarized as follows:

| | Year Ended January 29, 2006 | Year Ended January 30, 2005 | Year Ended January 25, 2004 |
|---|---|---|---|
| **Revenue:** | | | |
| Customer A | 8% | 9% | 12% |
| Customer B | 5% | 13% | 15% |
| Customer C | 6% | 8% | 12% |
| Customer D | 14% | 18% | 21% |
| Customer E | 12% | 7% | 9% |

Accounts receivable from significant customers, those representing approximately 10% or more of total accounts receivable for the respective periods, is summarized as follows:

| | January 29, 2006 | January 30, 2005 |
|---|---|---|
| **Accounts Receivable:** | | |
| Customer A | 8% | 13% |
| Customer B | 8% | 14% |
| Customer C | 11% | — % |

**Note 16—Quarterly Summary (Unaudited)**

| | Fiscal 2006 Quarters Ended | | | |
|---|---|---|---|---|
| | Jan. 29, 2006 | Oct. 30, 2005 | July 31, 2005 | May 1, 2005 |
| | (In thousands, except per share data) | | | |
| **Statement of Operations Data:** | | | | |
| Revenue | $633,614 | $583,415 | $574,812 | $583,846 |
| Cost of revenue | $378,674 | $355,247 | $357,278 | $373,693 |
| Gross profit | $254,940 | $228,168 | $217,534 | $210,153 |
| Net income | $ 98,052 | $ 65,253 | $ 74,837 | $ 64,444 |
| Basic net income per share | $ 0.57 | $ 0.38 | $ 0.44 | $ 0.38 |
| Diluted net income per share | $ 0.53 | $ 0.36 | $ 0.41 | $ 0.36 |

| | Fiscal 2005 Quarters Ended | | | |
|---|---|---|---|---|
| | Jan. 30, 2005 | Oct. 24, 2004 | July 25, 2004 | April 25, 2004 |
| | (In thousands, except per share data) | | | |
| **Statement of Operations Data:** | | | | |
| Revenue | $566,476 | $515,591 | $456,061 | $471,905 |
| Cost of revenue | $372,661 | $348,849 | $315,968 | $323,069 |
| Gross profit | $193,815 | $166,742 | $140,093 | $148,836 |
| Net income | $ 48,009 | $ 25,879 | $ 5,119 | $ 21,349 |
| Basic net income per share | $ 0.29 | $ 0.16 | $ 0.03 | $ 0.13 |
| Diluted net income per share | $ 0.27 | $ 0.15 | $ 0.03 | $ 0.12 |

**Note 17—Subsequent Events**

*ULI Electronics, Inc.* On February 20, 2006, we completed the acquisition of ULi Electronics, Inc., a leading developer of core logic technology, for approximately $53 million paid in cash.

*Stock Split.* On March 6, 2006, we issued a press release announcing that our Board of Directors approved a two-for-one stock split of our outstanding shares of common stock to be effected in the form of a 100% stock dividend. The stock split will be effective on or about Thursday, April 6, 2006 for stockholders of record at the close of business on Friday, March 17, 2006 and will entitle each stockholder to receive one additional share for every outstanding share of common stock held. Upon the completion of the stock split, NVIDIA will have approximately 360 million shares of common stock outstanding. Had the stock split been given retroactive effect in our consolidated statements of income, the basic net income per share would have been $0.89, $0.30, and $0.23, and the diluted net income per share would have been $0.83, $0.28, and $0.22, for fiscal 2006, 2005, and 2004, respectively, on an unaudited basis.

*Stock Repurchase.* On March 6, 2006, we also announced that our Board of Directors approved an increase in our existing stock repurchase program. We announced a $400 million increase to the original stock repurchase program we had announced in August 2004. As a result of this increase, the amount of common stock the Board of Directors has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase transactions, in compliance with the Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

## NVIDIA CORPORATION AND SUBSIDIARIES

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Additions (3) | Deductions | Balance at End of Period |
|---|---|---|---|---|
| | | (In thousands) | | |
| Year ended January 29, 2006 | | | | |
| Allowance for sales returns and allowances | $11,687 | $35,127 | $(36,575)(1) | $10,239 |
| Allowance for doubtful accounts | $ 1,466 | $ (492) | $ (376)(2) | $ 598 |
| Year ended January 30, 2005 | | | | |
| Allowance for sales returns and allowances | $ 9,421 | $22,463 | $(20,197)(1) | $11,687 |
| Allowance for doubtful accounts | $ 2,310 | $ (844) | $ — | $ 1,466 |
| Year ended January 25, 2004 | | | | |
| Allowance for sales returns and allowances | $13,228 | $23,796 | $(27,603)(1) | $ 9,421 |
| Allowance for doubtful accounts | $ 4,240 | $ 731 | $ (2,661)(2) | $ 2,310 |

(1) Represents amounts written off against the allowance for sales returns.

(2) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(3) Allowances for sales returns are charged as a reduction to revenue. Allowances for doubtful accounts are charged to expenses.

## EXHIBIT INDEX

| Exhibit No. | Exhibit Description | Form | File Number | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 2.1 | Asset Purchase Agreement, dated as of December 15, 2000, by and among NVIDIA Corporation, NVIDIA US Investment Company and 3dfx Interactive, Inc. | 10-K | 0-23985 | 2.1 | 4/27/01 | |
| 3.1 | Amended and Restated Certificate of Incorporation | S-8 | 333-74905 | 4.1 | 3/23/99 | |
| 3.2 | Certificate of Amendment of Amended and Restated Certificate of Incorporation | 10-Q | 0-23985 | 3.4 | 9/10/02 | |
| 3.3 | Bylaws of NVIDIA Corporation, Amended and Restated as of March 7, 2006 | | | | | * |
| 4.1 | Reference is made to Exhibits 3.1, 3.2 and 3.3 | | | | | |
| 4.2 | Specimen Stock Certificate | S-1 | 333-47495 | 4.2 | 4/24/98 | |
| 4.3 | Second Amended and Restated Investors' Rights Agreement, dated August 19, 1997 between the Company and the parties indicated thereto and First Amendment to Second Amended and Restated Investors' Rights Agreement, dated July 22, 1998 | S-1 | 333-47495 | 4.3 | 11/20/98 | |
| 4.4 | Second Amendment to Second Amended and Restated Investors' Rights Agreement, dated April 12, 1999 | 10-Q | 0-23985 | 4.4 | 6/15/99 | |
| 10.1 | Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers | 8-K | 0-23985 | | 3/7/06 | |
| 10.2+ | 1998 Equity Incentive Plan, as amended | 8-K | 0-23985 | 10.2 | 3/13/06 | |
| 10.3+ | 1998 Equity Incentive Plan ISO, as amended | 10-Q | 0-23985 | 10.5 | 11/22/04 | |
| 10.4+ | 1998 Equity Incentive Plan NSO, as amended | 10-Q | 0-23985 | 10.6 | 11/22/04 | |
| 10.5+ | Certificate of Stock Option Grant | 10-Q | 0-23985 | 10.7 | 11/22/04 | |
| 10.6+ | 1998 Employee Stock Purchase Plan, as amended | S-8 | 333-51520 | 99.4 | 12/8/00 | |
| 10.7+ | Form of Employee Stock Purchase Plan Offering, as amended | S-8 | 333-100010 | 99.5 | 9/23/02 | |
| 10.8+ | Form of Employee Stock Purchase Plan Offering, as amended—International Employees | S-8 | 333-100010 | 99.6 | 9/23/02 | |
| 10.9+ | 1998 Non-Employee Directors' Stock Option Plan, as amended | 10-Q/A | 0-23985 | 10.7 | 7/03/02 | |
| 10.10+ | 1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended | 10-Q | 0-23985 | 10.1 | 11/22/04 | |

| Exhibit No. | Exhibit Description | Form | File Number | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 10.11+ | 1998 Non-Employee Directors' Stock Option Plan (Committee Grant - Committee Service), as amended | 10-Q | 0-23985 | 10.2 | 11/22/04 | |
| 10.12+ | 1998 Non-Employee Directors' Stock Option Plan (Initial Grant) | 10-Q | 0-23985 | 10.3 | 11/22/04 | |
| 10.13+ | 2000 Nonstatutory Equity Incentive Plan, as amended | 10-K | 0-23985 | 10.11 | 4/25/03 | |
| 10.14 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A | S-3/A #1 | 333-33560 | 10.1 | 4/20/00 | |
| 10.15 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B | S-3/A #1 | 333-33560 | 10.2 | 4/20/00 | |
| 10.16 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C | S-3/A #1 | 333-33560 | 10.3 | 4/20/00 | |
| 10.17 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D | S-3/A #1 | 333-33560 | 10.4 | 4/20/00 | |
| 10.18+ | NVIDIA Corporation Fiscal Year 2006 Variable Compensation Plan | 8-K | 0-23985 | 10.1 | 5/13/06 | |
| 21.1 | List of Registrant's Subsidiaries | | | | | * |
| 23.1 | Consent of PricewaterhouseCoopers LLP | | | | | * |
| 23.2 | Consent of KPMG LLP | | | | | * |
| 24.1 | Power of Attorney (included in signature page) | | | | | * |
| 31.1 | Rule 13a-14(a) Certification of Chief Executive Office | | | | | * |
| 31.2 | Rule 13a-14(a) Certification of the Chief Financial Officer | | | | | * |
| 32.1# | Statement of the Chief Executive Officer under Rule 13a - 14(b) (18 U.S.C Section 1350) | | | | | * |
| 32.2# | Statement of the Chief Financial Officer under Rule 13a - 14(b) (18 U.S.C Section 1350) | | | | | * |

\+ Management contract, compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to: Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2006.

NVIDIA Corporation

By /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Marvin D. Burkett, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JEN-HSUN HUANG<br>Jen-Hsun Huang | President, Chief Executive Officer and Director (Principal Executive Officer) | March 16, 2006 |
| /s/ MARVIN D. BURKETT<br>Marvin D. Burkett | Chief Financial Officer (Principal Financial and Accounting Officer) | March 16, 2006 |
| /s/ TENCH COXE<br>Tench Coxe | Director | March 16, 2006 |
| /s/ STEVEN CHU<br>Steven Chu | Director | March 13, 2006 |
| /s/ JAMES C. GAITHER<br>James C. Gaither | Director | March 16, 2006 |
| /s/ HARVEY C. JONES<br>Harvey C. Jones | Director | March 13, 2006 |
| /s/ MARK L. PERRY<br>Mark L. Perry | Director | March 16, 2006 |
| /s/ WILLIAM J. MILLER<br>William J. Miller | Director | March 16, 2006 |
| /s/ A. BROOKE SEAWELL<br>A. Brooke Seawell | Director | March 16, 2006 |
| Mark A. Stevens | Director | |

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# CREATING PROFOUND CHANGE

In 1997, NVIDIA introduced the RIVA™ 128 graphics processor for desktop PCs. The processor, whose architecture became the foundation for today's NVIDIA GeForce® graphics processing units (GPUs), contained four million transistors, supported 4MB of RAM on a 128-bit bus, and had a single pixel pipeline.

Considered a breakthrough, it became our first commercial success.

While powerful for its time, however, there were in fact very few applications for this product, apart from video games.

What a difference a decade makes...

Today's GeForce 7 GPU has 302 million transistors and 24 pixel shader pipelines. Each pipeline can achieve a floating point processing performance of 165 gigaflops. The sheer amount of power, fidelity, and precision offered by the modern GPU is mind-boggling.

But even more amazing are the extraordinary ways that people are applying our technology, from medical imaging devices to mobile phones, from fighter planes to systems that monitor global climate change.

GPU-based applications are transforming industries in profound ways. Here are just a few examples of what our customers and partners are saying:

*"With NVIDIA we have been able to push the limits in scientific visualization."*

— **George Fann**, *Computer Science and Mathematics Division, Oak Ridge National Laboratory*

*"Today, with a PC and NVIDIA, we're revolutionizing clinical psychology."*

— **Dr. Skip Rizzo**, *Institute for Creative Technologies, University of Southern California*

*"NVIDIA gives us the power we need to deliver groundbreaking viewing experiences for sports fans—injecting innovative graphics, live-action stats, and never-before-seen data that allows broadcasters to set themselves apart from the competition and keep loyal audiences."*

— **Marvin White**, *Chief Technology Officer, Sportvision*

*"We are getting better at finding cancer—that's the most important thing and with digital breast tomosynthesis we will be diagnostically more accurate. Mercury Computer Systems and NVIDIA have given us a multiple-win situation."*

— **Dr. Daniel Kopans**, *Radiology, Massachusetts General Hospital*

*"All of our work at the atomic level is done in 3D. This allows us to see much more clearly the interactions between a potential drug compound and a target protein molecule."*

— **Dr. Robert C. Rizzo**, *Department of Applied Mathematics and Statistics, Stony Brook University*

**NVIDIA**®

WWW.NVIDIA.COM

## NVIDIA CORPORATION

HEADQUARTERS: SANTA CLARA, CALIFORNIA, USA

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